May 19, 2008

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:           Buffalo Funds (the “Trust”) 333-149934

Dear Ms. Browning:

This letter is provided in response to your comments provided via telephone on May 2, 2008, regarding the Trust’s registration statement on Form N-14 (the “Prospectus/Proxy Statement”) that was filed via EDGAR on March 27, 2008.  The Prospectus/Proxy Statement reflects a proposal to shareholders to reorganize five registrants: Buffalo Balanced Fund, Inc., Buffalo High Yield Fund, Inc., Buffalo Large Cap Fund, Inc., Buffalo Small Cap Fund, Inc. and Buffalo USA Global Fund, Inc. (collectively the “Maryland Funds”) into comparable new series of the Trust, a Delaware statutory trust that is registered under the Investment Company Act of 1940, as well as several other proposals relating to the Buffalo Funds complex.  Each of your comments, followed by the Trust’s response, is set forth below.

General Comments

1.	Please include Tandy representations in the response letter.

Response:  In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

▪	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Please use the correct 1933 Act file number, 333-149934, for all submissions related to the N-14.

Response: The Trust will use the correct file number for all submissions related to the N-14.

3.
We note that the Prospectus/Proxy Statement for the registration of the shell funds must include complete prospectus narrative and required exhibits.  If not, the Prospectus/Proxy statement should incorporate a complete registration statement for the shell funds by reference.

Response:  The Trust responds respectfully by noting that the Prospectus/Proxy Statement as submitted includes all required prospectus narrative.  Additionally, the Trust undertakes to file any required exhibits in a pre-effective amendment to the registration statement on Form N-14 (“the “Pre-Effective Amendment”).

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4.
We note that throughout the filing, the Trust states that the New Funds have investment objectives, policies, strategies, risks and restrictions that are the “same” or “identical” to those of the Maryland Funds, when in fact there may be differences in some cases.  Please revise to clarify and highlight all differences accordingly, particularly where material.

Response:  The Trust undertakes to thoroughly review the Prospectus/Proxy and revise the relevant sections in the manner requested in the Pre-Effective Amendment.

Statement of Additional Information (“SAI”)

5.	Please ensure that the SAI is filed in appropriate order.

Response: The Trust undertakes to correct the placement of the SAI in the Pre-Effective Amendment.

6.
We note that in the SAI, and in other locations throughout the Prospectus/Proxy Statement, Proposal 3 is not stated consistently.  Please revise to ensure that consistent terminology is used each time the proposal is stated.

Response:  The Trust undertakes to state in a consistent manner Proposal 3 in the Prospectus/Proxy Statement and SAI.

Summary of Proposals/Questions and Answers

7.
With respect to the question “Why are the Funds being organized into new series of a Delaware Trust,” please clarify the answer to: (a) give specific details as to what is meant by the law governing Delaware statutory trusts being “specifically tailored” to the structure and operations of mutual funds; and (b) elaborate on what is meant by simplification of administrative operations and great flexibility.

Response:  The Trust responds by revising the applicable answer to read as follows:

“Delaware statutory trust law contains provisions specifically designed for mutual funds, taking into account the unique structure and operation of mutual funds and imposing fewer administrative burdens than imposed on corporations organized under Maryland law.  Under Delaware statutory trust law, the New Funds will have greater flexibility to respond to future business contingencies and developments.  The Reorganization will also allow for greater uniformity among the Funds.”

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8.
With respect to the question “Why are shareholders being asked to approve new fundamental investment restrictions,” please expand the answer to include a summary of any new risks that may arise due to the changes in fundamental investment restrictions.

Response:  The Trust responds by adding the following disclosure with respect to potential new risks:

“The Funds do not expect that any new risks will arise as a result of the approval of the new fundamental restrictions, as there will be no changes to the Funds’ investment objectives, policies or strategies that will allow the Funds to operate differently than they do under the current set of fundamental restrictions and no changes in the manner in which the Funds are managed are anticipated.  Any future changes to the Funds’ investment objectives, policies or strategies that may be allowed as a result of the approval of the new set of fundamental restrictions could only be made with the approval of the Boards of Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the Funds and their shareholders.  Moveover, shareholders would be given 30 days prior written notice of any change in a Fund’s investment objective, strategies, policies or restrictions.

9.
With respect to the paragraph discussing Proposal #4, please revise to specify what type of notice will be given to shareholders in the event that a Fund’s investment objective is changed by the Board of Trustees.

Response:  The Trust responds by revising the appropriate paragraph to disclose that shareholders will be given 30 days’ prior written notice.

10.
Please review the question “Will any of the Funds’ investment policies change as a result of the redesignation from fundamental to non-fundamental” to ensure that there is consistent logic in discussing the effect of the changes with respect to materiality and risk.  To the extent that such statements are made throughout the Prospectus/Proxy Statement, please consider making conforming changes.

Response:  The Trust will revise the applicable question and answer to address to state consistently that no change in the Funds’ investment policies are planned or anticipated as a result of the redesignation from fundamental to non-fundamental. As such, the only material risk is that Board of Directors/Trustees would approve a change in a Fund policy which was previously subject to shareholder vote and is now subject to prior notice to shareholders. The Trust will ensure that that any relevant representations to the shareholders reflect the foregoing.  Additionally, the Trust will make any appropriate conforming changes throughout the Prospectus/Proxy Statement.

Combined Prospectus and Proxy Statement – General

11.	Please revise the heading to read “Prospectus/Proxy Statement,” and make conforming change throughout.

Response:  The Trust responds by making the requested change.

12.
Please revise the heading on the first page of the Prospectus/Proxy Statement to clarify that Prospectus portion of the document is for the New Funds, listing each shell series of the Trust, and that the Proxy Statement portion of the document relates to all Funds that are voting on proxy proposals.

Response: The Trust responds by making the requested revisions.

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13.	If the Trust intends to incorporate a separate prospectus for the shell funds, that prospectus must accompany the Prospectus/Proxy Statement when it is mailed to shareholders.

Response: The Trust responds by stating that it does not intend to incorporate a separate prospectus for the shell funds by reference.

14.	Please update the Prospectus/Proxy Statement to include current financial statements for the Maryland Funds for at least the Funds’ semi-annual period.

Response:  The Trust responds by revising the Prospectus/Proxy Statement to incorporate by reference the Semi-Annual Report for the Buffalo Funds dated September 30, 2007, as filed on December 7, 2007, which includes the most current financial statements for the Funds.  The revision to the Prospectus/Proxy Statement will state that the Semi-Annual Report has been previously mailed to shareholders of the Funds, and that copies will be available upon request and without charge by contacting the Funds.  ‘

Prospectus/Proxy Statement – Proposal 1

15.	Please confirm that the Prospectus portion of the document contains a full discussion of each of the five shell series of the Trust.

Response:  The Trust responds by stating supplementally that the Prospectus portion of the document contains full prospectus disclosure for the five shell series of Buffalo Funds.

16.
Under the sub-heading “Overview of the Transaction – Purchases,” please revise the statement that net asset value (“NAV”) for a purchase will be the next computed NAV after a request is received in good order to include what parties may receive the purchase request.

Response:  The Trust responds by revising the applicable disclosure to state that the NAV for a purchase will be the next computed NAV after a request is received in good order by a Fund, its agents or an authorized financial intermediary.

17.
Under the sub-heading “Information About the Reorganization – Summary of the Reorganization,” please revise the statement that until the Closing, shareholders of the Maryland Funds may continue to redeem their shares at the net asset value (“NAV”) next determined after a request is received in good order to include what parties may receive the redemption request.

Response:  The Trust responds by revising the applicable disclosure to state that the NAV for such redemptions will be the next computed NAV after a request is received in good order by a Fund, its agents or an authorized financial intermediary.

18.
Under the sub-heading “Information About the Reorganization – Summary of the Reorganization,” please revise the last paragraph in this section with respect to the amendment of the Agreement and Plan of Reorganization (the “Plan”) to: (a) clarify when the Plan may be amended; (b) what type of amendments (i.e., material, substantial or ministerial) may be made to the Plan; (c) clarify whether any amendments to the Plan may require shareholder approval; (d) clarify whether amendment by “mutual consent” of the Advisor and Board of Directors shall be written or oral consent; and (e) state that any action of the Board of Directors to amend the Plan shall be subject to the Board’s fiduciary duty, acting in the best interests of a Fund’s shareholders.

Response:  The Trust responds by revising the applicable paragraph to read as follows:

“The Plan may be amended by the mutual written consent of the Advisor and the Boards of Trustees/Directors at any time, provided, however, that following the Shareholder Meeting that no such amendment will have a material adverse effect on the interests of a Maryland Fund’s shareholders without their further approval.  In addition, the Plan may be terminated with respect to a Maryland Fund at any time prior to the Closing by the Advisor and that Maryland Fund’s Board of Directors.  In making any amendments to the Plan, the Funds’ Boards of Directors will act in accordance with their fiduciary duties and in the best interests of the Funds and their shareholders.”

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19.
Under the sub-heading “Information About the Reorganization – Capitalization and Structure of the New Funds and the Trust,” with respect to the statement that shares of the New Funds have “substantially” the same dividend, redemption, voting, exchange and liquidation rights as the shares of the corresponding Maryland Funds, please revise to state that there are no material differences, or if there are any material differences, revise to include a discussion of such differences.

Response:  The Trust responds by revising the applicable statement to clarify that there are no material differences.

20.	With respect to the Funds’ capitalization, please note that this data should be provided as of a date within thirty days of filing.

Response:  The Trust responds by undertaking to include the capitalization data as of April 21, 2008 in the Pre-Effective Amendment.

21.
Under the sub-heading “Information About the New Funds – Investment Objectives, Policies, Strategies and Restrictions,” we note that that the statement that the New Funds intend to “primarily” invest as described should be revised to state that the New Funds intend to “principally” invest as described.

Response:  The Trust responds by replacing “primarily” with “principally.”

22.
With respect to the discussion of the principal investment strategies of the Buffalo USA Global Fund, we note that the Staff has expressed concern regarding the proposed change in the definition of the types of issuers in which the Fund invests.  The Staff commented that a reduction to a requirement that 30% of a U.S. company’s  revenue or operating income is derived from outside of the U.S. does not constitute a sufficient proportion of non-U.S. revenue or operating income to use the word “global” in the name of the USA Global Fund.

Response:  The Trust responds respectfully by withdrawing this proposal from the Proxy Statement in response to the Staff’s concern and modifying the Prospectus/Proxy Statement accordingly.

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23.
Under the sub-heading “Information About the New Funds – Investment Objectives, Policies, Strategies and Restrictions,” please consider adding a sub-heading for investment risks to separate this section from the discussion of investment objectives, policies and strategies.

Response:  The Trust responds by adding a separate sub-heading for investment risks.

24.	Under “Comparison of Fees and Expenses”, please clarify in the Fees and Expenses table that the fees shown are for the current Maryland Funds.

Response:  The Trust responds by revising the table to clearly indicate that the separate fee tables show (1) the current fees for the Maryland Funds and (2) estimated fees for first fiscal year of the New Funds.

25.	With respect to the Fees and Expenses Tables, please explain in your response why “Other Expenses” for the New Funds are lower than the current fees for the Maryland Funds.

Response:  The Trust responds by stating supplementally that Other Expenses shown in the Fees and Expenses Table for the New Funds are lower than the current Other Expenses for the Maryland Funds because the fees and expenses are based on estimates for the New Funds’ first fiscal year ending March 31, 2009.  The Other Expenses are estimated to be lower due to the administrative efficiencies of operating all funds under the Delaware Trust.  Moreover, the expenses of doing business as a Delaware trust rather than Maryland corporations are lower as a result of lower estimated legal and regulatory costs.

26.	With respect to the Fees and Expenses Tables, please include a line item for Acquired Fund Fees and Expenses if applicable.

Response:  The Trust responds by stating supplementally that none of the Maryland Funds had Acquired Fund Fees and Expenses in excess of 0.01% of average net assets of the Fund for the fiscal year ended March 31, 2007.  Additionally, it is not expected that any of the New Funds will have Acquired Fund Fees and Expenses in excess of 0.01% of average net assets of the Fund during their first fiscal year.

27.
Under the sub-heading “Shareholder Information, Purchase and Redemption of Shares – How Share Price is Determined,” please revise the disclosure with respect to fair value pricing under procedures approved by the Funds’ Board to clarify that such fair value pricing is also conducted under the supervision of the Board.

Response:  The Trust responds by making the requested revision.

28.
Under the sub-heading “Shareholder Information, Purchase and Redemption of Shares – Additional Policies About Transactions - Purchases,” please include disclosure with respect to how soon a shareholder will be notified after a purchase order is rejected.

Response:  The Trust responds making the requested revision.

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Prospectus/Proxy Statement – Proposal 2

29.
Under the sub-heading “Information about the Nominees and the Boards – Compensation,” please clarify whether the Boards of Directors/Trustees has considered the fee arrangement between KCM and USBFS with respect to trustee compensation.

The Trust responds by stating supplementally that the fee arrangement between KCM and USBFS with respect to trustee compensation is pursuant to an agreement that has been approved by the Boards of Directors/Trustees.

Prospectus/Proxy Statement – Proposal 3

30.
Please revise this section so that each individual change to the Funds’ investment restrictions is a separate proposal, and clearly highlight any material differences between the old fundamental restrictions and any proposed new restrictions, including any new risks that will result from the changes.  We note that this discussion should also include any restrictions that are being removed completely.  Please also revise the proxy cards to allow a Fund’s shareholders to vote individually on each proposed change or to vote for all changes collectively.

Response:  The Trust responds by including a paragraph in the Prospectus/Proxy which indicates that certain fundamental restrictions are being proposed to be added, eliminated, changed to non-fundamental and/or substantively modified for each Fund.  In addition, we note the Staff’s request that the changes in each restriction for each Fund be noted, as well as any material differences and new risks arising from such change.

The Trust respectfully suggests that, in order to provide shareholders with this information, while keeping the Prospectus/Proxy clear and easy for shareholders to understand, a deailed table will be included as an appendix to the Prospectus/Proxy which compares current fundamental investment restrictions to proposed fundamental investment restrictions for each Fund and notes the corresponding material differences and new risks, if any. The Trust believes that including a summary in the Prospectus/Proxy of the types of changes proposed, while including the lengthy, detailed comparison table in a separate exhibit to the Prospectus/Proxy, is an appropriate method to provide general disclosure to those shareholders who do not require a comprehensive analysis and still make detailed information available to those shareholders who desire more comprehensive information. This is consistent with the Staff’s comment with respect to the proxy card, which the Staff requested be formatted in a manner which allows shareholders to vote “For” or  “Against” all changes collectively or for each proposed modification individually.

The Trust responds further by modifying the proxy cards for the Funds to allow shareholders to vote individually on each proposed change in fundamental investment restrictions or to vote on all changes collectively.

Prospectus/Proxy Statement – Proposal 4

31.	Under the sub-heading “Discussion of Proposal,” please replace “significant” in the first line with “material.”

Response:  The Trust responds by making the requested revision.

32.	Please expand this section to include a discussion of each Fund’s investment objectives.

Response:  The Trust responds by revising this section to include each Fund’s investment objective.

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Prospectus/Proxy Statement – Proposal 5

33.	Under the sub-heading “Discussion of Proposal,” please include a discussion of each Fund’s investment strategies and policies.

Response:  The Trust responds by revising this section to refer shareholders to a previous section of the Prospectus/Proxy Statement that discusses each Fund’s investment strategies and policies.

Prospectus/Proxy Statement – Independent Registered Public Accounting Firm

34.	Please confirm whether there will be any change to audit fees as a result of the reorganization.

Response:  The Trust responds by stating supplementally that the audit fees will not change as a result of the reorganization.

Part C

35.	We note that the Part C incorporates by reference previous consents issued by the Funds’ legal counsel, but does not include an opinion and consent of counsel related to this registration statement.

Response:  The Trust undertakes to file an Opinion and Consent of Counsel with the Pre-Effective Amendment.

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Should you have any questions or concerns regarding any of the above, please contact Jeanine Bajczyk at (414) 765-6609 or Kristin Cuene at (414) 765-5348.

Sincerely,

/s/ Kent W. Gasaway

Kent W. Gasaway
President
Buffalo Funds

cc:           Carol A. Gehl, Godfrey & Kahn, S.C.

Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Funds

5420 W. 61st Place
Shawnee Mission, KS 66205
1-800-49-BUFFALO

____________, 2008

Dear Buffalo Funds Shareholder:

I am writing to request your consideration and vote on several matters relating to your investment in one or more of the Buffalo Funds.  These matters will be considered at a Special Meeting of Shareholders scheduled for June 25, 2008 (the “Special Meeting”).  The enclosed Notice of Special Meeting and Prospectus/Proxy Statement describe a number of important proposals affecting the Buffalo Funds.  Please review and consider each proposal carefully.

The proposals relate to the approval of: (a) the reorganization of each Buffalo Fund organized as a Maryland corporation into Buffalo Funds, a single Delaware statutory trust; (b) the election of the Funds’ Boards of Directors/Trustees; (c) certain fundamental investment restrictions; (d) and the redesignation of certain fundamental investment objectives and policies to non-fundamental.  The purpose of the proposals is to update the Buffalo Funds’ operational structure, policies and procedures to match the current mutual fund industry environment.

The Boards of Directors/Trustees of Buffalo Balanced Fund, Inc., Buffalo High Yield Fund, Inc., Buffalo Large Cap Fund, Inc., Buffalo Small Cap Fund, Inc., Buffalo USA Global Fund, Inc. (each, a “Maryland Fund,” and, collectively, the “Maryland Funds”) and Buffalo Funds (the “Trust”) have approved these proposals as they apply to each Buffalo Fund, and encourage you to vote “FOR” each proposal.  If you have any questions regarding the proposals to be voted on, please do not hesitate to call 1-866-450-8467, Monday through Friday 9:30 a.m. to 9:00 p.m. Eastern time, or Saturday 10:00 a.m. to 6:00 p.m. Eastern time.   Depending on which Buffalo Fund you own, you may be asked to vote on one or more proposals.  To help you better understand the proposals, we have enclosed a summary of the proposals as well as answers to questions you may have regarding each proposal.

If you are a shareholder of record of one or more Buffalo Funds as of the close of business on April 21, 2008, you are entitled to vote at the Special Meeting and at any adjournment thereof.  While you are, of course, welcome to join us at the Special Meeting, I encourage you to cast your votes by filling out, signing and returning the enclosed Proxy Card.

Whether or not you are planning to attend the Special Meeting, we need your vote.  Please mark, sign, and date the enclosed Proxy Card and promptly return it in the enclosed, postage-paid envelope so that the maximum number of shares may be voted.  In the alternative, please call the toll free telephone number on your proxy card, and follow the enclosed instructions, to vote by telephone or follow the instructions on your proxy card to vote by Internet.  You may revoke your proxy before it is voted at the Special Meeting, either by writing to the Buffalo Funds’ Secretary at the address noted in the Prospectus/Proxy Statement or in person at the time of the Special Meeting.  A prior proxy can also be revoked by proxy voting again through the toll-free telephone number listed in the enclosed Voting Instructions.

Thank you for taking the time to consider these important proposals and for your continuing investment in the Buffalo Funds.

Sincerely,

Buffalo Funds
Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Funds

By:           /s/ Kent W. Gasaway
Kent W. Gasaway
President

Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Funds

5420 W. 61st Place
Shawnee Mission, KS 66205
1-800-49-BUFFALO

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD June 25, 2008

Buffalo Funds will hold a special meeting of Shareholders (the “Special Meeting”) of Buffalo Balanced Fund, Inc., Buffalo High Yield Fund, Inc., Buffalo Large Cap Fund, Inc., Buffalo Small Cap Fund, Inc. and Buffalo USA Global Fund, Inc., each a Maryland corporation, and Buffalo Funds, a Delaware statutory trust, on behalf of the Buffalo Balanced Fund, Buffalo High Yield Fund, Buffalo Large Cap Fund, Buffalo Small Cap Fund, Buffalo USA Global Fund, Buffalo International Fund, Buffalo Jayhawk China Fund, Buffalo Micro Cap Fund, Buffalo Mid Cap Fund and Buffalo Science & Technology Fund (each, a “Fund” and, collectively, the “Funds”) on June 25, 2008 at 3:00 p.m. Central time at the offices of U.S Bancorp Fund Services, LLC, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.  At the Special Meeting, you and the other shareholders of the Funds will be asked to consider and vote separately upon the following proposals:

Proposal 1:	Reorganization of the Buffalo Funds currently organized as Maryland corporations into comparable series of the Buffalo Funds, a Delaware statutory trust.
Proposal 2:	The election of the Funds’ Boards of Trustees/Directors.
Proposal 3:	To approve a uniform set of fundamental investment restrictions.
Proposal 4:	Redesignation of certain investment objectives as non-fundamental.
Proposal 5:	Redesignation of certain investment policies and strategies as non-fundamental.
Proposal 6:	To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

Only shareholders of record at the close of business on April 21, 2008, the record date for the Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting or any postponements or adjournments thereof.

YOUR VOTE IS IMPORTANT. PLEASE RETURN YOUR PROXY CARD PROMPTLY OR VOTE YOUR PROXY BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS FOUND ON YOUR PROXY CARD

The Boards of Directors/Trustees recommend that you vote in favor of each proposal.

As a Fund shareholder, you are asked to attend the Special Meeting either in person or by proxy.  If you are unable to attend the Special Meeting in person, we urge you to authorize proxies to cast your votes, which is commonly referred to as proxy voting.  You can submit your proxy vote by: (1) completing, signing, dating and promptly returning the enclosed proxy card in the postage prepaid envelope provided; (2) calling the toll-free telephone number listed on your proxy card; or (3) by following the instructions on your proxy card for voting via the Internet.  Your prompt voting by proxy will help assure a quorum at the Special Meeting.  Voting by proxy will not prevent you from voting your shares in person at the Special Meeting.  You may revoke your proxy before it is voted at the Special Meeting, either by writing to the Buffalo Funds’ Secretary at the address noted in the Prospectus/Proxy Statement or in person at the time of the Special Meeting.  A prior proxy can also be revoked by proxy voting again through the toll-free telephone number listed in the enclosed Voting Instructions.

By Order of the Board of Directors/Trustees of

Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Funds

/s/ Rachel A Spearo
Rachel A. Spearo, Secretary
________, 2008

Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Funds

5420 W. 61st Place
Shawnee Mission, KS 66205
1-800-49-BUFFALO

SUMMARY OF PROPOSALS/QUESTIONS AND ANSWERS

YOUR VOTE IS VERY IMPORTANT!

Dated:  _______________, 2008

A SUMMARY OF THE PROPOSALS TO HELP YOU UNDERSTAND AND VOTE

Set forth below is a brief overview of the proposals requiring your vote.  Please read the enclosed Prospectus/Proxy Statement (the “ Prospectus/Proxy Statement ”) for detailed information on the proposals and then vote as soon as possible.

Depending on which Buffalo Fund you own, you may be asked to vote on one or more of the following proposals:

Proposal 1:	Reorganization of the Buffalo Funds currently organized as Maryland corporations into comparable series of the Buffalo Funds, a Delaware statutory trust.
Proposal 2:	The election of the Funds’ Boards of Directors/Trustees.
Proposal 3:	To approve a uniform set of fundamental investment restrictions.
Proposal 4:	Redesignation of certain investment objectives as non-fundamental.
Proposal 5:	Redesignation of certain investment policies and strategies as non-fundamental.
Proposal 6:	To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

Proposal 1: Reorganization of the Buffalo Funds currently organized as Maryland corporations into comparable series of the Buffalo Funds, a Delaware statutory trust (the “Trust”).

Shareholders in each Fund organized as a Maryland corporation are being asked to approve the reorganization of the Fund into a series of the Trust having the same investment objectives, policies, strategies and restrictions.  If approved, the Funds will transfer all of their assets and liabilities to newly formed series of the Trust in return for shares of the new series pursuant to an Agreement and Plan of Reorganization (the “Reorganization”).  Finally, the Funds will distribute the shares they receive from the new series of the Trust to their shareholders.  Shareholders of each Fund will thus effectively become shareholders of a series of the Trust, and each shareholder will hold the same number of shares with the same net asset value as he or she held prior to the Reorganization.  If the Reorganization is carried out as proposed, we do not expect the transaction will have any federal or state tax consequences to the Funds or their shareholders.  Please refer to the Prospectus/Proxy Statement for a detailed explanation of the proposal.

Why are the Funds being reorganized into new series of a Delaware statutory trust?

Delaware statutory trust law contains provisions specifically designed for mutual funds, taking into account the unique structure and operation of mutual funds and imposing fewer administrative burdens than imposed on corporations organized under Maryland law.  Under Delaware statutory trust law, the New Funds will have greater flexibility to respond to future business contingencies and developments.   The Reorganization will also allow for greater uniformity among the Funds.

Which Funds will be reorganized?

If approved by shareholders, the Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds will be reorganized.

Proposal 2: Election of the Funds’ Boards of Directors/Trustees

Shareholders in each of the Funds are being asked to vote on the election of the Boards of Directors/Trustees to oversee the operations of the Funds.  Each individual nominated for election currently serves as a Director/Trustee on the Board, except for Mr. Grant Sarris.  Due to the pending resignation of Mr. Kent Gasaway, a current interested Director/Trustee, the Nominating Committee has nominated Mr. Sarris as a new interested Director/Trustee to fill the vacancy on the Boards that will be created by Mr. Gasaway’s resignation.  The Boards are taking this opportunity to have the Funds’ shareholders approve the election of each Board member, as well as in order to fulfill certain requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).  Please read the enclosed Prospectus/Proxy Statement for additional information regarding Proposal 2 as well as the nominees for the Board.

Who are the Nominees for the Board s of Directors/ Trustees?

Gene M. Betts – CFO, Embarq Corp. (current member of the Boards)

Thomas S. Case – Retired (current member of the Boards)

J. Gary Gradinger – Chairman, President and CEO, Golden Star, Inc. (current member of the Boards)

Phillip J. Kennedy – Internship Coordinator and Instructor in the Department of Business Administration, Penn State Shenango (current member of the Boards)

Joseph C. Neuberger – Executive Vice President, U.S. Bancorp Fund Services, LLC (current member of the Boards)

Grant P. Sarris – Portfolio Manager, Kornitzer Capital Management, Inc. (new nominee to the Boards)

Proposal 3: To Approve a Uniform Set of Fundamental Investment Restrictions.

Shareholders are being asked to approve a modification of certain investment restrictions of the Funds.  Please consult the attached Prospectus/Proxy Statement for additional information.

Why are shareholders being asked to approve new fundamental investment restrictions?

Under the regulations of the 1940 Act, fundamental investment restrictions may only be changed or eliminated by approval of a majority of a fund’s shareholders.  Fund shareholders are being asked to approve a uniform set of fundamental investment restrictions because the Funds’ current restrictions are not uniform and are more restrictive than is required by applicable law.  The proposed fundamental investment restrictions will allow the Funds more flexibility in responding to future regulatory, market and industry changes. The Funds do not intend to change any investment objectives, policies or strategies that will allow the Funds to operate differently than they do under the current set of fundamental restrictions.  Any future changes to the Funds’ investment objectives, policies or strategies that may be allowed as a result of the approval of the new set of fundamental restrictions could only be made with the approval of the Boards of Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the Funds and their shareholders. Moreover, shareholders would receive at least 30 days prior written notice of any such change. Nevertheless, certain fundamental investment restrictions are proposed to be added, eliminated, changed to non-fundamental or substantively modified for each Fund.  In some instances, the proposed changes constitute a material difference and increased risk could result if a Fund elects to engage in investment techniques or practices that are prohibited under the current fundamental investment restrictions for each Fund. These differences and possible risks for each Fund are addressed in detail in Appendix IV: “Summary of Changes to Fundamental Investment Restrictions.”

Proposal 4: Redesignation of investment objectives as non-fundamental.

Shareholders of the Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds are being asked to approve a redesignation of the Funds’ investment objectives as non-fundamental.  Because these Funds’ investment objectives, as set forth in the Funds’ Prospectus, are currently treated as fundamental, the Funds cannot make changes to their investment objectives without shareholder approval.  Current law does not require the Funds’ investment objectives to be fundamental.  If the Funds’ investment objectives are redesignated as non-fundamental, any changes will require the prior approval of the Buffalo Funds’ Board of Trustees and 30 days’ prior written notice to the Funds’ shareholders.  By redesignating the Funds’ investment objectives as non-fundamental, the Funds’ investment advisor, with the approval of the Board of Trustees, will have greater flexibility in responding to changes in the market.   The Funds do not expect that any new risks will arise as a result of the redesignation of the investment objectives as non-fundamental, as there will be no changes to the Funds’ investment objectives at this time.  Any future changes to the Funds’ investment objectives that may be allowed as a result of the redesignation could only be made with the approval of the Boards of Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the Funds and their shareholders. Moreover, shareholders would receive 30 days prior written notice of any such change.

Proposal 5: Redesignation of investment policies and strategies as non-fundamental.

Shareholders of the Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds are being asked to approve a redesignation of the Funds’ investment policies and strategies as non-fundamental.  Because these Funds’ investment policies and strategies are currently treated as fundamental, the Funds cannot make changes to their investment policies and strategies, as outlined in the Funds’ Prospectus, without shareholder approval.  Current law does not require the Funds’ investment policies and strategies to be fundamental.  If the Funds’ investment policies and strategies are redesignated as non-fundamental, any changes will require the prior approval of the Buffalo Funds’ Board of Trustees and notice to the Funds’ shareholders.  By redesignating the Funds’ investment policies and strategies as non-fundamental, the Funds’ investment advisor, with the approval of the Board of Trustees, will have greater flexibility in responding to changes in the market.   The Funds do not expect that any new risks will arise as a result of the redesignation of investment policies and strategies as non-fundamental, as there will be no changes to the Funds’ investment policies and strategies at this time.  Any future changes to the Funds’ investment strategies or policies that may be allowed as a result of the redesignation could only be made with the approval of the Boards of Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the Funds and their shareholders.

Will any of the Funds’ investment policies change as a result of the redesignation from fundamental to non-fundamental?

The investment policies and strategies of the Funds are expected to stay the same for all Funds . No change in the manner in which the Funds are operated is planned or anticipated.

QUESTIONS AND ANSWERS

YOUR VOTE IS VERY IMPORTANT

Who is asking for my vote?

The following Boards of Directors/Trustees are asking for your vote at the shareholder meeting scheduled for June 25, 2008 (the “Special Meeting”), on behalf of each of the Buffalo Funds, as listed below:

•	the Board of Directors of Buffalo Balanced Fund, Inc.

•	the Board of Directors of Buffalo High Yield Fund, Inc.

•	the Board of Directors of Buffalo Large Cap Fund, Inc.

•	the Board of Directors of Buffalo Small Cap Fund, Inc.

•	the Board of Directors of Buffalo USA Global Fund, Inc.

•
the Board of Trustees of Buffalo Funds, on behalf of its series, the Buffalo International Fund, the Buffalo Jayhawk China Fund, the Buffalo Micro Cap Fund, the Buffalo Mid Cap Fund and the Buffalo Science & Technology Fund.

On what proposals am I being asked to vote?

Depending on which Fund(s) you own, you may be asked to vote on one or more of the following proposals:

Proposal 1:	Reorganization of the Funds currently organized as Maryland corporations into comparable series of the Buffalo Funds, a Delaware statutory trust.
Proposal 2:	To approve the election the Funds’ Board of Directors/Trustees.
Proposal 3:	To approve a uniform set of fundamental investment restrictions.
Proposal 4:	Redesignation of certain investment objectives as non-fundamental.
Proposal 5:	Redesignation of certain investment policies and strategies as non-fundamental.
Proposal 6:	To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

How will the proposals affect my investment in the Fund(s)?

The election of the Funds’ Board of Directors/Trustees will not affect your investment in the Fund(s), as each nominee, except for Mr. Sarris, currently serves as a Director/Trustee on the Boards.  The Reorganization of the Funds organized as separate Maryland corporations into series of the Trust will not affect your investment or the way a Fund is managed.  The Reorganization will allow the Funds to operate more efficiently under a single entity.  The Reorganization will also allow the Funds to operate under a law that the Boards of Directors believe is more favorable to mutual funds.

The modification of the Funds’ fundamental investment restrictions will create a uniform set of fundamental restrictions for all Funds.  The redesignation of certain Funds’ investment objectives and general investment policies and strategies as non-fundamental will enable the Board to modify the Funds’ investment objectives and policies and strategies in the future, without the delay and expense of a shareholder vote.  Other than the redesignation of certain Funds’ investment objectives, policies and strategies as non-fundamental, the investment objectives, policies and strategies of the Funds will not change, with the exception of the Buffalo USA Global Fund.  If the shareholders of the Buffalo USA Global Fund approve the changes to that Fund’s investment policies, for purposes of investing at least 80% of its net assets in common stocks of U.S. companies that have substantial operations around the globe the Fund will consider a U.S. company to have “substantial international operations” if the company receives more than 30% of its revenue or operating income from sales or operations outside of the United States.  Currently, the Buffalo USA Global Fund considers a U.S. company to have substantial international operations if the company receives more than 40% of its revenue or operating income from sales or operations outside of the United States.

When would the Reorganization take place?

It is expected that the Reorganization will occur on or about June 30, 2008.  You will receive notice of any material changes to this date.

Will the Reorganization affect the value of my account with the Funds?

Following the Reorganization, you will be a shareholder of a corresponding new series of the Trust, which will have the same investment objectives, policies, strategies, restrictions and holdings, and the same investment advisor and administrator, as the Fund you currently own.  You will receive shares of the new series equal in value to shares of the Fund you currently hold.  The Reorganization will not affect the value of your account at the time of Reorganization.  The Reorganization is expected to be tax-free to the Funds and their shareholders.

Who will cover the costs of the Reorganization?

Kornitzer Capital Management, Inc., the investment advisor to the Funds, and US Bancorp Fund Services, LLC, the Funds’ administrator, will share all ordinary costs and expenses of the Reorganization.

Who is eligible to vote?

Shareholders of record as of the close of business on April 21, 2008 (the “Record Date”) are entitled to vote at the Special Meeting.  Shareholders may only vote on proposals that affect the Fund(s) in which they hold shares as of the Record Date.

How do the Directors/Trustees recommend that I vote?

The Directors/Trustees unanimously recommend that you vote “For” each of the proposals.

I am a small investor.  Why should I bother to vote?

Your vote makes a difference.  If other shareholders like you fail to vote, a Fund may not receive enough votes to go forward with the Special Meeting.  If this happens, the reorganization of that Fund and the implementation of the other proposals would be delayed, and we may need to solicit votes again.

How do I cast my vote?

You may use the enclosed postage-paid envelope to return your proxy card.  You may also vote by telephone or over the Internet.  Please follow the enclosed instructions to use these methods of voting.

Where can I obtain additional information about these proposals?

Each of the proposals is discussed in more detail in the enclosed Prospectus/Proxy Statement , which we encourage you to read.

Who do I call if I have questions?

We will be happy to answer your questions about this proxy solicitation.  Please call 1-866-450-8467, Monday through Friday 9:30 a.m. to 9:00 p.m. Eastern time, or Saturday 10:00 a.m. to 6:00 p.m. Eastern time .

_________________________________________

COMBINED PROSPECTUS AND PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 25, 2008

PROSPECTUS FOR:

Buffalo Funds, on behalf of its series:
Buffalo Balanced Fund
Buffalo High Yield Fund
Buffalo Large Cap Fund
Buffalo Small Cap Fund
Buffalo USA Global Fund

PROXY STATEMENT FOR:

Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Funds

5420 W. 61st Place
Shawnee Mission, KS 66205
1-800-49-BUFFALO

_________________________________________

This Prospectus/Proxy Statement (“Prospectus/Proxy Statement”) is being sent to you by the Boards of Directors/Trustees of Buffalo Balanced Fund, Inc., Buffalo High Yield Fund, Inc., Buffalo Large Cap Fund, Inc., Buffalo Small Cap Fund, Inc., Buffalo USA Global Fund, Inc., each a Maryland corporation (the “Maryland Fund(s)”) and Buffalo Funds (the “Trust”) on behalf of the following funds (each, a “Fund” and, collectively, the “Funds”) in connection with the solicitation of proxies for use at a special meeting  of shareholders to be held at the offices of the Funds’ administrator, U.S Bancorp Fund Services, LLC, 777 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202 on June 25, 2008 at 3:00 p.m. Central time (the “Special Meeting”) and at any and all adjournments thereof:

•	Buffalo Balanced Fund, Inc.

•	Buffalo High Yield Fund, Inc.

•	Buffalo Large Cap Fund, Inc.

•	Buffalo Small Cap Fund, Inc.

•	Buffalo USA Global Fund, Inc.

•	Buffalo Funds, on behalf it its series, the Buffalo International Fund, the Buffalo Jayhawk China Fund, the Buffalo Mid Cap Fund, the Buffalo Micro Cap Fund and the Buffalo Science & Technology Fund.

At the Special Meeting, shareholders of each Fund will be asked to consider the following proposals:

	Proposal	Fund/Shareholders Eligible to Vote
1
To approve the reorganization of certain Funds currently organized as Maryland corporations into comparable series of the Buffalo Funds, a Delaware statutory trust (each, a “New Fund,” and collectively the “New Funds”).
Shareholders separately by Fund: Buffalo Balanced Fund, Inc. Buffalo High Yield Fund, Inc. Buffalo Large Cap Fund, Inc. Buffalo Small Cap Fund, Inc. Buffalo USA Global Fund, Inc.
2	To approve the election of the Funds’ Boards of Directors/Trustees.
Shareholders separately by Fund:
Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc.

Buffalo Fund Shareholders collectively by Trust:
Buffalo International Fund
Buffalo Jayhawk China Fund
Buffalo Micro Cap Fund
Buffalo Mid Cap Fund
Buffalo Science & Technology Fund

3	To approve a uniform set of fundamental investment restrictions.	Shareholders separately by Fund: All Funds
4	To approve the redesignation of certain Fund’s investment objectives from fundamental to non-fundamental.	Shareholders separately by Fund: Buffalo Balanced Fund, Inc. Buffalo High Yield Fund, Inc. Buffalo Large Cap Fund, Inc. Buffalo Small Cap Fund, Inc. Buffalo USA Global Fund, Inc.
5	To approve the redesignation of certain Fund’s investment policies and strategies from fundamental to non-fundamental	Shareholders separately by Fund: Buffalo Balanced Fund, Inc. Buffalo High Yield Fund, Inc. Buffalo Large Cap Fund, Inc. Buffalo Small Cap Fund, Inc. Buffalo USA Global Fund, Inc.
6	To transact such other business as may properly come before the Special Meeting or any adjournments thereof.	As determined at the Special Meeting.

THE BOARD OF DIRECTORS/TRUSTEES OF EACH FUND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

Shareholders who execute proxies may revoke them at any time before they are voted by: writing to the Trust c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin, 53202; in person at the Special Meeting; voting again by telephone; or voting again via the Internet.

The combined Prospectus for the Maryland Funds and the current series of the Trust dated July 30, 2007 has been previously mailed to shareholders, and is incorporated by reference into this Prospectus/Proxy Statement .  Additional information is set forth in the Funds’ Statement of Additional Information relating to this Prospectus/Proxy Statement dated ________, 2008, which is also incorporated by reference into this Prospectus/Proxy Statement .  Copies of these documents are available upon request and without charge by writing to the Trust c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin, 53202 or by calling 1-800-49-BUFFALO (1-800-492-8332), or by visiting the Funds’ website at www.buffalofunds.com.

The Annual Report to Shareholders of the Funds for the fiscal year ended March 31, 2007, containing audited financial statements, and the Semi-Annual Report to Shareholders of the Funds for the fiscal year ended September 30, 2007, which contains the most current financial statements (unaudited) for the Funds , have been previously mailed to shareholders , and are incorporated by reference into this Prospectus/Proxy Statement .  Copies of these documents are available upon request and without charge by writing or calling the Funds at the address or telephone number listed above.  As the New Funds are newly formed series of the Trust, and as of the date of this Prospectus/Proxy Statement have not yet commenced operations, there is no shareholder report available for the New Funds.

This Prospectus/Proxy Statement sets forth the basic information you should know before voting on the proposals.  You should read it and keep it for future reference.

The Funds expect that this Prospectus/Proxy Statement will be mailed to shareholders on or about May  __ , 2008.

Date:  __________, 2008

The SEC has not approved or disapproved these securities nor has it passed on the accuracy or adequacy of this combined prospectus and proxy statement.   Any representation to the contrary is a criminal offense.

The shares offered by this combined prospectus and proxy statement are not deposits or obligations of any bank, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

TABLE OF CONTENTS

I.		PROPOSAL 1	2
	A.	OVERVIEW OF THE TRANSACTION	2
	B.	BACKGROUND AND REASONS FOR THE REORGANIZATION	4
	C.	INFORMATION ABOUT THE REORGANIZATION	5
	D.	INFORMATION ABOUT THE NEW FUNDS	9
	E.	EXPENSES OF THE REORGANIZATION	30
	F.	SHAREHOLDER APPROVAL	30
II.		PROPOSAL 2	31
	A.	INTRODUCTION	31
	B.	INFORMATION ABOUT THE NOMINEES AND THE BOARDS	32
	C.	SHAREHOLDER APPROVAL	37
III.		PROPOSAL 3	38
	A.	INTRODUCTION	38
	B.	DISCUSSION OF PROPOSAL	39
	C.	SHAREHOLDER APPROVAL	48
IV.		PROPOSAL 4	49
	A.	INTRODUCTION	49
	B.	DISCUSSION OF PROPOSAL	49
	C.	SHAREHOLDER APPROVAL	49
V.		PROPOSAL 5	50
	A.	INTRODUCTION	50
	B.	DISCUSSION OF PROPOSAL	50
	C.	SHAREHOLDER APPROVAL	51
VI.		ADDITIONAL INFORMATION ABOUT THE FUNDS	51
	A.	INVESTMENT ADVISOR AND SUB-ADVISOR	51
	B.	SERVICE PROVIDERS	52
	C.	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	52
	D.	INDEMNIFICATION	53
	E.	REPORTS TO SHAREHOLDERS AND FINANCIAL STATEMENTS	54
	F.	SHAREHOLDER COMMUNICATIONS	54
	G.	VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS	54
	H.	MANAGEMENT OWNERSHIP OF THE FUNDS	58
	I.	LEGAL MATTERS	60
	J.	EXPERTS	60
	K.	INFORMATION ABOUT VOTING AND THE SPECIAL MEETING	60
	L.	OTHER BUSINESS AND NEXT MEETING OF SHAREHOLDERS	61
VII.		APPENDIX I – Form of Agreement and Plan of Reorganization	63
VIII.		APPENDIX II – Comparison of Maryland Funds and the Trust	77
IX.		APPENDIX III – Form of Investment Advisory Agreement for New Fund(s)	80
X.		APPENDIX IV – Summary of Changes in Investment Objectives, Policies and Restrictions For evaluation of the following Proposal(s) for the Fund

I.    PROPOSAL 1

APPROVAL OF AGREEMENT AND PLAN OF REORGANIZATION

APPLICABLE FUNDS:
BUFFALO BALANCED FUND, INC.
BUFFALO HIGH YIELD FUND, INC.
BUFFALO LARGE CAP FUND, INC.
BUFFALO SMALL CAP FUND, INC.
BUFFALO USA GLOBAL FUND, INC.

A.    OVERVIEW OF THE TRANSACTION

General

The following is a summary of more complete information appearing later in this Prospectus/Proxy Statement or incorporated herein.  You should carefully read the entire Prospectus/Proxy Statement , including the form of Agreement and Plan of Reorganization attached as Appendix I.

The purpose of Proposal 1 is to consider and approve an Agreement and Plan of Reorganization (each a “Plan” or collectively, the “Plans”) and the resulting Reorganization of the Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds, Inc. (each a “Maryland Fund,” collectively the “Maryland Funds”) into comparable new series of the Buffalo Funds (the “Trust”), a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  This proposal does not apply to the Buffalo International, Buffalo Jayhawk China, Buffalo Mid Cap, Buffalo Micro Cap or Buffalo Science & Technology Funds because those Funds are existing series of the Trust.

The Boards of Directors of the Maryland Funds, including a majority of the independent directors of each Board, meaning those directors who are not “interested persons” of the Maryland Funds (“Independent Directors”) as that term is defined under the 1940 Act, unanimously recommend that shareholders of each of the Maryland Funds approve the Plan substantially in the form attached to this Prospectus/Proxy Statement as Appendix I.  Each Maryland Fund is organized under the laws of the State of Maryland.  The Plans call for the reorganization of the Maryland Funds into newly formed series of the Trust (the “Reorganization”) having the same investment objectives, policies, strategies and restrictions.  If Proposal 1 is approved, as of the effective date of the Reorganization, the Trust will have five new series that correspond to each Maryland Fund (each, a “New Fund,” collectively, the “New Funds”).

If the Plan is approved by a Maryland Fund’s shareholders and the Reorganization is consummated for that Fund, the investment objective, strategies, policies and restrictions of the corresponding New Fund will be the same as the original Maryland Fund (except for any changes approved by the Fund’s shareholders in Proposals 2, 3 and 4).  The portfolio securities of each Maryland Fund will be transferred to the corresponding New Fund, and shareholders will own interests in the New Fund that are equivalent to their interests in the corresponding Maryland Fund on the closing date of the Reorganization.  The investment advisor of each New Fund will be the same as the investment advisor for each of the Maryland Funds, pursuant to a management agreement (see Appendix III) having the same terms and conditions as the present investment advisory agreements of the Maryland Funds.  Each New Fund will be managed by the same portfolio management team that managed the corresponding Maryland Fund.  Each New Fund will have the same name as its corresponding Maryland Fund.  The Trustees and officers of the Trust are the same individuals who serve as Directors and officers of the Maryland Funds.  The New Funds will have the same fiscal year end as the Maryland Funds.  Approval of the Plans will constitute approval of the items discussed above and the dissolution and liquidation of the Maryland Funds, including, without limitation, approval of the investment advisory agreements for the New Funds.

Investment Advisor and Portfolio Management Team

The investment advisor of the New Funds following the Reorganization will be the same as the investment advisor of the Maryland Funds.  Furthermore, the same portfolio management team that currently manages a Maryland Fund will manage the corresponding New Fund.

Investment Objectives, Strategies, Policies and Restrictions

Since the New Funds have been created as shell series of the Trust for the purpose of the proposed Reorganization, each New Fund will have the same investment objectives, strategies, policies and restrictions as the corresponding Maryland Fund (except for any changes approved by the Funds’ shareholders in Proposals 3, 4 and 5). The objectives, strategies and policies of the New Funds are expected to remain the same and no change is expected in the manner in which the New Funds are operated as compared to the corresponding Maryland Fund.

Purchases

The New Funds will adopt the same purchase procedures as the Maryland Funds following the Reorganization.  Purchases of Fund shares may be made by (1) telephone, (2) Internet, (3) mail, (4) wire, (5) through Automatic Monthly Investments, and/or (6) through exchanges from other Funds.  Initial purchases may only be made by written request in “good order,” as described in this Prospectus/Proxy Statement .  Generally, the minimum initial investment is $2,500 for regular accounts and $1,000 for exchanges from another Fund.  Minimum initial investments for other purchases are described later in this Prospectus/Proxy Statement .  Minimum additional investments are $100 for purchases by telephone, Internet, mail, wire, Automatic Monthly Investments and exchanges from other Funds.

Your net asset value (“NAV”) for a purchase will be the next computed NAV after your request is received in good order by a Fund, its agents or an authorized financial intermediary .  All requests received in good order before the close of regular trading on the New York Stock Exchange (the “NYSE”) (4:00 p.m. Eastern time) will be executed at the NAV computed on the same day.  Requests received after the close of regular trading on the NYSE will receive the next business day’s NAV.

Exchanges

New Fund shares may be exchanged on any business day at their NAV for shares of one or more of the other Funds.  The names and registrations on both accounts must be identical.  The minimum exchange amount required to establish a new Fund account is $1,000. After your accounts are established, exchanges may be made in amounts of $100 or more.

Dividends and Distributions

Each Fund has qualified, or intends to qualify, as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).  As a regulated investment company, a Fund generally pays no federal income tax on the investment income and gains it distributes to you.  The Funds may distribute such investment income and capital gains as determined necessary in order to reduce or eliminate federal excise or income taxes on the Fund. The amount of any distribution will vary, and there is no guarantee a Fund will distribute its investment income or a capital gains.  There are no fees or sales charges on reinvestments.

Redemption Procedures

The New Funds will adopt the same redemption procedures as the Maryland Funds following the Reorganization.  Redemptions may be made by telephone or written request.  There is no minimum limit for withdrawal via telephone or written request, but the most you can redeem by telephone is $25,000, provided that you have previously registered for this service.  Written redemption requests must be made in “good order,” as described later in this Prospectus/Proxy Statement .  Redemptions over $25,000 must be made in writing and be signature guaranteed.

You may withdraw proceeds from your account at any time.  Your NAV for a redemption will be the next computed NAV after your request is received by a Fund, its agents or an authorized financial intermediary.  All requests received in good order before the close of regular trading on the NYSE (4:00 p.m. Eastern time) will be executed at the NAV computed on the same day.  Requests received after the close of regular trading on the NYSE will receive the next business day’s NAV.

Federal Tax Consequences

As a condition of the Reorganization, the Maryland Funds and the New Funds will receive an opinion of counsel to the effect that the Reorganization, with respect to each Maryland Fund and corresponding New Fund, will qualify as a tax-free reorganization for federal income tax purposes under Section 368(a) of the Code.  No gain or loss will be recognized for federal income tax purposes as a result of the Reorganization by the Maryland Funds, the New Funds or the Maryland Funds’ shareholders.

B.    BACKGROUND AND REASONS FOR THE REORGANIZATION

The Boards of Directors believe that the Reorganization is in the best interests of the Maryland Funds and their shareholders, that the terms of the Reorganization are fair and reasonable and that the interests of shareholders of the Maryland Funds will not be diluted as a result of the Reorganization.  The factors considered by the Boards of Directors in approving the Reorganization included, among other things: (1) the investment objectives, policies, strategies and restrictions of each Maryland Fund are the same as those of each New Fund; (2) the investment advisor and portfolio managers to the Maryland Funds are the same as the investment advisor and portfolio managers to the New Funds and the terms and conditions of the investment advisory agreements for the New Funds will be the same as the terms and conditions of the investment advisory agreements for the Maryland Funds; (3) the service providers of the Maryland Funds are the same as those of the New Funds, and services to the New Funds will continue in the same manner as currently provided for the Maryland Funds; (4) the Reorganization offers the opportunity for operational efficiencies by simplifying the administrative and regulatory requirements for the Funds and eliminating duplicative regulatory filings and duplicative fixed costs that result from operating the Funds as multiple corporate registrants; and (5) the shareholders will likely not experience any tax consequences as a result of the proposed reorganization.  The Reorganization will create increased uniformity within the Buffalo Funds family, which already share common directors/trustees, officers and service providers.  This increased uniformity is expected to reduce the costs and resources devoted to compliance with various state and federal laws and to reduce administrative burdens.

The Boards of Directors unanimously recommend approval of the Plans because they have determined that the Delaware statutory trust form of organization will provide the Funds with greater operational and administrative flexibility than allowed to corporations under Maryland law.  Delaware statutory trust law contains provisions specifically designed for mutual funds, taking into account the unique structure and operation of mutual funds and imposing fewer administrative burdens than imposed on corporations organized under Maryland law.  Under Delaware statutory trust law, the New Funds will have greater flexibility to respond to future business contingencies and developments.  For example, Delaware law allows enhanced flexibility in drafting and amending an investment company’s governing documents.  Delaware law also gives management the authority to take various actions without requiring shareholder approval if permitted by a mutual fund’s governing documents.  Comparisons of the Delaware Statutory Trust Act with the Maryland General Corporation Law, including a comparison of relevant provisions of the governing documents of the Maryland Funds and the Trust, are included in the “Comparison of the Maryland Funds and the Trust” that is attached as Appendix II to this Prospectus/Proxy Statement .

For these reasons, the Boards believe it is in the best interests of shareholders to approve the reorganization of the Maryland Funds into the New Funds.  If approved by shareholders, it is anticipated that the Reorganization will take effect on June 30, 2008.

C.    INFORMATION ABOUT THE REORGANIZATION

Summary of the Reorganization

At the Special Meeting, the shareholders of the Maryland Funds will be asked to approve the Plans to reorganize the Maryland Funds into the New Funds.  Upon approval by the shareholders of each Maryland Fund, the Reorganization will involve the transfer of all of the assets and liabilities of a Maryland Fund to the corresponding New Fund in exchange for the New Fund’s shares.  Upon the transfer of all assets to and assumption of all liabilities of a Maryland Fund by the corresponding New Fund, the New Fund will distribute to the applicable Maryland Fund that number of full and fractional New Fund shares having an aggregate net asset value equal to the aggregate net asset value of the Maryland Fund as of the close of business on the business day immediately preceding the closing (the “Closing”) of the Reorganization (the “Valuation Date”).  Immediately thereafter, the Maryland Fund will distribute such New Fund’s shares to its shareholders by establishing accounts on the New Fund’s share records in the names of those shareholders representing the respective pro rata number of the New Fund’s Shares deliverable to them, in complete liquidation of the Maryland Fund.  Certificates evidencing the New Fund’s shares will not be issued to the Maryland Fund’s shareholders.

A shareholder’s holding period for Maryland Fund shares will carry over to the New Fund shares received by the shareholder in the Reorganization for purposes of determining the application of any redemption fee.  Upon completion of the Reorganization, each shareholder of a Maryland Fund will own that number of full and fractional shares of the corresponding New Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder’s shares held in the Maryland Fund as of the close of business on the Valuation Date.

Until the Closing, shareholders of the Maryland Funds may continue to redeem their shares at the net asset value next determined after receipt of a redemption request in proper form (subject to the imposition of the Maryland Funds’ redemption fee, if applicable) by a Maryland Fund, its agents or an authorized financial intermediary .  Redemption and purchase requests received by the transfer agent after the Closing will be treated as requests received for the redemption or purchase of shares of the New Fund received by the shareholder in connection with the Reorganization.  After the Reorganization, all of the issued and outstanding shares of the Maryland Funds will be canceled on the books of the Maryland Funds, and the stock transfer books of the Maryland Funds will be permanently closed.

Each Reorganization is subject to a number of conditions, including, without limitation, the approval by the shareholders of each of the Maryland Funds of the Plan and the transactions contemplated thereby as described in this Prospectus/Proxy Statement and the receipt of a legal opinion from counsel to the Trust with respect to certain tax issues.  Assuming satisfaction of the conditions in the Plan, the Reorganization is expected to be effective on June 30, 2008, or such other date as is agreed to by the Advisor and Boards of Directors.

The Plan may be amended by the mutual written consent of the Advisor and the Boards of Trustees/ Directors at any time , provided , however, that following the Shareholder Meeting that no such amendment will have a material adverse effect on the interests of a Maryland Fund’s shareholders without their further approval.  In addition, the Plan may be terminated with respect to a Maryland Fund at any time prior to the Closing by the Advisor and that Maryland Fund’s Board of Directors.   In making any amendments to the Plan, the Funds’ Boards of Directors will act in accordance with their fiduciary duties and in the best interests of the Funds and their shareholders.

Capitalization and Structure of the New Funds and the Trust

The Trust was established on February 14, 2001, pursuant to an Agreement and Declaration of Trust (“Declaration of Trust”) under the laws of the State of Delaware and is organized as an investment company.  The Declaration of Trust permits the Trustees to issue an unlimited number of shares of beneficial interest, with par value of $0.001 per share.  The Board of Trustees has the authority under the Declaration of Trust to divide each New Fund’s shares into an unlimited number of series or classes of beneficial interest without shareholder approval.  Each share of a New Fund represents an equal proportionate interest in the assets and liabilities belonging to that series or class.

There are no material differences between the dividend, redemption, voting, exchange and liquidations rights of the shares of the New Funds and the shares of the corresponding Maryland Funds.  Shares of each Maryland Fund and each New Fund are fully paid, non-assessable, and freely transferable and have no preemptive or subscription rights.

The capitalization of the Maryland Funds as of April 21, 2008 and the New Funds’ pro forma combined capitalization as of that date after giving effect to the Reorganization are as follows:

BUFFALO BALANCED FUND
(unaudited)	MARYLAND FUND	NEW FUND PROFORMA
Aggregate Net Assets	$175,050,276.97	$175,050,276.97
Shares Outstanding	14,757,463.526	14,757,463.526
Net Asset Value Per Share	$11.86	$11.86

BUFFALO HIGH YIELD FUND
(unaudited)	MARYLAND FUND	NEW FUND PROFORMA
Aggregate Net Assets	$149,967,826.75	$149,967,826.75
Shares Outstanding	14,243,061.999	14,243,061.999
Net Asset Value Per Share	$10.53	$10.53

BUFFALO LARGE CAP FUND
(unaudited)	MARYLAND FUND	NEW FUND PROFORMA
Aggregate Net Assets	$42,963,362.32	$42,963,362.32
Shares Outstanding	2,095,742.012	2,095,742.012
Net Asset Value Per Share	$20.50	$20.50

BUFFALO SMALL CAP FUND
(unaudited)	MARYLAND FUND	NEW FUND PROFORMA
Aggregate Net Assets	$1,647,199,326.39	$1,647,199,326.39
Shares Outstanding	77,296,904.158	77,296,904.158
Net Asset Value Per Share	$21.31	$21.31

BUFFALO USA GLOBAL FUND
(unaudited)	MARYLAND FUND	NEW FUND PROFORMA
Aggregate Net Assets	$113,837,296.01	$113,837,296.01
Shares Outstanding	5,246,272.271	5,246,272.271
Net Asset Value Per Share	$21.70	$21.70

Pursuant to the Reorganization, shares of each Maryland Fund will be exchanged for an identical number of shares of the corresponding New Fund.  Thereafter, shares of each New Fund will be available for purchase at their net asset value applicable at the time of purchase.  Shares of the New Funds will be available pursuant to the Trust’s registration statement under the Securities Act of 1933, as amended, and the 1940 Act.

Federal Income Tax Consequences

As a condition of the Reorganization, the Maryland Funds and the New Funds will receive an opinion of counsel to the effect that the Reorganization, with respect to each Maryland Fund and corresponding New Fund, will qualify as a tax-free reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and will not affect the federal tax status of Maryland Fund shares held before the Reorganization.  Therefore, neither the Maryland Funds nor their shareholders should recognize any gain or loss for federal income tax purposes as a result of the Reorganization.  In addition, the tax basis of, and the holding period for, the New Fund shares received by each shareholder of the Maryland Funds in the Reorganization will be the same as the tax basis of, and the holding period for, the Maryland Fund shares exchanged by such shareholder in the Reorganization (provided that, with respect to the holding period for the New Fund shares received, the Maryland Fund shares exchanged must have been held as capital assets by the shareholder).

Since their inception, the Maryland Funds, with the exception of the Buffalo Small Cap Fund, believe they have each qualified as a regulated investment company (“RIC”) under the Code and have made sufficient distributions such that they have been, and expect to continue to be, relieved of any federal income tax liability on their taxable income and gains distributed to shareholders.  In its initial year of operations (1998), the Buffalo Small Cap Fund failed to qualify as a RIC under the Code.  Upon qualifying as a RIC as of January 1, 1999, the Buffalo Small Cap Fund made a 10-year built-in gain election under Treasury Regulation Section 1.337(d)-5T(b), which required the Buffalo Small Cap Fund to recognize corporate level federal income tax on the sale of any securities it purchased during 1998.  In accordance with Treasury Regulation Section 1.337(d)-6(c), the Buffalo Small Cap Fund’s requirement to recognize such corporate level federal income taxes will expire on December 31, 2008.  While the Buffalo Small Cap Fund has no present intention of triggering such corporate level federal income tax during the remaining part of 2008, the Buffalo Small Cap Fund currently owns securities purchased during 1998 with a potential built-in gain federal income tax liability of approximately $40,000.  Notwithstanding any prior or future built-in gain federal income tax liability, if any, the Buffalo Small Cap Fund believes it has qualified as a RIC since January 1, 1999 and has made sufficient distributions such that it has been, and expects to continue to be, relieved of any federal income tax liability on its taxable income and gains distributed to shareholders.

Provided that the Reorganization, with respect to each Maryland Fund and corresponding New Fund, qualifies under Section 368(a) of the Code, for U.S. federal income tax purposes, generally:

•	the Maryland Funds will not recognize any gain or loss as a result of the Reorganization;

•
the Maryland Funds’ shareholders will not recognize any gain or loss as a result of the receipt of New Fund shares in exchange for such shareholder’s Maryland Fund shares pursuant to the Reorganization; and

•
the Maryland Funds’ shareholder’s aggregate tax basis in the New Fund shares received pursuant to the Reorganization will equal such shareholder’s aggregate tax basis in the Maryland Fund shares held immediately before the Reorganization.

Subject to limited exceptions, most states use federal taxable income as a taxable base in determining state tax treatment.  Consequently, the Maryland Funds believe that the state income tax treatment of the Reorganization for most shareholders is likely to be the same as the federal tax consequences.  Although the Maryland Funds are not aware of any adverse state income tax consequences, the Maryland Funds have not made any investigation as to those consequences for the shareholders.  Because each shareholder may have unique tax issues, shareholders should consult their own tax advisers.

Other Effects of Shareholder Approval of the Reorganization

Under the 1940 Act, the shareholders of a series of a Delaware statutory trust must approve the initial investment advisory agreement relating to that series.  If the Reorganization is approved by shareholders and the Maryland Funds are reorganized as the New Funds, the shareholders of each New Fund would need to approve its investment advisory agreement.  The Boards of Directors have determined that it is in the best interests of the shareholders of each Maryland Fund (who will become shareholders of each corresponding New Fund if the Reorganization is approved) to avoid the considerable expense of holding a separate shareholder meeting to obtain shareholder approval of the investment advisory agreement for each New Fund following the closing of the Reorganization.

The Boards of Directors and the Trust’s Board of Trustees will therefore consider approval of the Reorganization by the shareholders of each Maryland Fund to constitute the approval of the Plan, substantially in the form presented in Appendix I (in particular Sections 1.4 and 8.6 thereof).  Sections 1.4 and 8.6 of the Plan authorize the approval by the initial shareholder of the corresponding New Fund of the investment advisory agreement between the Trust, on behalf of the New Fund, and the Advisor, which will fulfill the requirements of the 1940 Act.  A form of the investment advisory agreement for the New Funds is included as Appendix III to this Prospectus/Proxy Statement .

D.    INFORMATION ABOUT THE NEW FUNDS

Investment Objectives, Policies, Strategies and Restrictions

The investment objective, policies, strategies and restrictions for each New Fund will be identical to the investment objective, policies, strategies and restrictions of the corresponding Maryland Fund that are in effect immediately prior to the Reorganization.  This means that each New Fund’s investment objective, policies, strategies and restrictions will reflect the results of the corresponding Maryland Fund’s shareholders’ votes on Proposals 3, 4 and 5.

The investment objectives for the Buffalo Balanced, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds are long-term growth of capital.  In addition, the Buffalo Balanced Fund seeks to produce high current income.  The investment objective for the Buffalo High Yield Fund is high current income with long-term growth of capital as a secondary objective.

To pursue their investment objectives, the New Funds intend to principally invest exactly as the Maryland Funds do, as described below:

•
Buffalo Balanced Fund--in domestic common stocks, convertible preferred stocks, convertible debt securities, corporate debt securities and other debt securities, many of which are higher-yielding, high-risk debt securities.

•	Buffalo High Yield Fund--at least 80% of its net assets in higher-yielding, higher-risk debt securities.

•	Buffalo Large Cap Fund--at least 80% of its net assets in domestic common stocks and other equity securities of large cap companies.

•	Buffalo Small Cap Fund--at least 80% of its net assets in domestic common stocks and other equity securities of small cap companies.

•
Buffalo USA Global Fund--at least 80% of its net assets in common stocks of U.S. companies that have substantial operations around the globe.  The international operations of these U.S. companies will provide investors with exposure to at least three foreign countries.

Each New Fund’s principal investment strategies are described in detail below. T hese investment strategies are identical to the investment strategies of the Maryland Funds:

•
Buffalo Balanced Fund invests in a combination of domestic common stocks, preferred stocks, convertible preferred stocks, convertible debt securities, corporate debt securities, and other debt securities, including mortgage- and asset-backed securities.  Many of the debt securities in which the Fund invests are higher-yielding, higher-risk investments rated below investment grade by the major rating agencies (or in similar unrated securities), commonly known as “junk bonds.”  The allocation of assets invested in each type of security is designed to balance yield income and long-term capital appreciation with reduced volatility of returns.  The Fund expects to change its allocation mix over time based on the Advisor’s view of economic conditions and underlying security values.  Usually, the Advisor will invest at least 25% of the Fund’s assets in equity securities and at least 25% in debt securities.  With respect to debt securities, the Advisor performs extensive fundamental investment research to identify investment opportunities for the Fund.  When evaluating investments and the credit quality of rated and unrated securities, the Advisor looks at a number of past, present and estimated future factors, including (1) financial strength of the issuer, (2) cash flow, (3) management, (4) borrowing requirements, (5) sensitivity to changes in interest rates and business conditions and (6) relative value.  With respect to equity securities, the Advisor emphasizes dividend-paying stocks that over time have exhibited consistent growth of dividends.

•
Buffalo High Yield Fund normally invests at least 80% of its net assets in higher-yielding, high-risk, debt securities rated below investment grade by the major rating agencies (or in similar unrated securities).  The Fund may also invest in preferred stocks, convertible preferred stocks, convertible debt securities, as well as mortgage- and asset-backed securities.  The Fund’s Advisor performs extensive fundamental investment research to identify investment opportunities for the Fund.  When evaluating investments and the credit quality of rated and unrated securities, the Advisor looks at a number of past, present and estimated future factors, including (1) financial strength of the issuer, (2) cash flow, (3) management, (4) borrowing requirements, (5) sensitivity to changes in interest rates and business conditions and (6) relative value.  While the Fund maintains flexibility to invest in bonds of varying maturities, the Fund generally holds bonds with intermediate-term maturities.

•
Buffalo Large Cap Fund normally invests at least 80% of its net assets in domestic common stocks and other equity securities of large cap companies.  The Fund considers a company to be a large cap company if, at time of purchase by the Fund, it has a market capitalization (the total market value of a company’s outstanding stock) of $10 billion or greater.  In its selection process for this Fund, the Advisor seeks to identify a broad mix of large cap companies across many industries that are expected to benefit from long-term industry, technological and other trends.  The Advisor also selects securities based upon (1) fundamental analysis of industries and the economic cycle, (2) company-specific analysis such as product cycles and quality of management and (3) rigorous valuation analysis.

•
Buffalo Small Cap Fund normally invests at least 80% of its net assets in domestic common stocks and other equity securities (including convertible preferred stocks and warrants) of small cap companies.  The Fund considers a company to be a small cap company if, at time of purchase, (1) it has a market capitalization of $1 billion or less, or (2) if the company’s market capitalization would place it in the lowest 20% total market capitalization of companies that have equity securities listed on a U.S. national securities exchange or trading on the NASDAQ Stock Market, Inc. (“NASDAQ”) system.  Based on current market conditions, the Fund targets companies with individual market capitalizations of $2 billion or less at the time of initial purchase.  In its selection process for this Fund, the Advisor seeks to identify a broad mix of small cap companies that are expected to benefit from long-term industry, technological or other trends.  The Advisor also selects securities based on (1) fundamental analysis of industries and the economic cycle, (2) company-specific analysis such as product cycles and quality of management and (3) rigorous valuation analysis.

•
Buffalo USA Global Fund normally invests at least 80% of its net assets in common stocks of U.S. companies that have substantial international operations.  The Fund considers a U.S. company to have substantial international operations if the company receives more than 40 % of its revenue or operating income from sales or operations outside of the United States.  (This strategy differs from that of the acquired Buffalo USA Global Fund, Inc., in that the acquired Fund considers a U.S. company to have substantial international operations if the company receives more than 40% of its revenue or operating income from sales or operations outside of the United States.)  The Fund will diversify its investment in these U.S. companies so that the Fund is exposed to the markets of at least three different foreign countries.  In its selection process for this Fund, the Advisor seeks to identify U.S. companies with substantial international operations that are expected to benefit from long-term industry, technological or other trends.  The Advisor also selects securities based on (1) fundamental analysis of industries and the economic cycle, (2) company-specific analysis such as product cycles and quality of management and (3) rigorous valuation analysis.

The following is a description of the Maryland Funds’ and the New Funds’ principal types of investments:

•	Common stocks are equity securities that represent shares of ownership of a company.
•	Preferred stocks are equity securities that often pay dividends and have preferences over common stocks in dividend payments and liquidation of assets.
•	Convertible preferred stocks are preferred stocks that may be converted into or exchanged for common stock of the same issuer under certain circumstances.
•	Convertible debt securities are debt securities that may be converted into or exchanged for common stock.
•	A warrant is a right to purchase a security at a fixed price at a fixed time but does not provide the holder the right to receive dividends or the right to vote.
•	Mortgage-backed securities are interests in pools of mortgage loans, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others.
•
Asset-backed securities are securities that represent a participation in, or are secured by and payable from, a stream of payments generated by particular assets, most often a pool or pools of similar assets (e.g., receivables on home equity and credit loans and receivables regarding automobile, credit card, mobile home and recreational vehicle loans, wholesale dealer floor plans and leases).

•	Corporate bonds are debt securities issued by corporations that typically pay interest semi-annually and have a set maturity date.

Covered Call Options--Each of the New Funds is authorized to write, which means sell, covered call options on the securities in which a Fund invests and to enter into closing purchase transactions with respect to the options.  A covered call option is an option where a Fund, in return for a premium, gives another party a right to buy specified securities owned by the Fund at a specified future date and price set at the time of the contract.  Covered call options are intended to serve as a partial hedge against any declining price of the underlying securities.  Up to 25% of a New Fund’s net assets may be subject to covered call options.

International Investing—The New Funds (except the Buffalo USA Global Fund) may invest up to 25% of their net assets in sponsored or unsponsored American Depositary Receipts (“ADRs”) and securities of foreign companies that are traded on U.S. stock exchanges.  The Funds do not intend to buy securities or foreign companies directly through foreign stock exchanges.  ADRs are receipts typically issued by a U.S. bank or trust company that are denominated in U.S. dollars and represent ownership in underlying foreign securities.  As a purchaser of unsponsored ADRs, a Fund may have limited voting rights and may not receive as much information about the issuer of the underlying securities as with a sponsored ADR.  Each New Fund presently expects to limit its investments (at cost) in ADRs and U.S. traded foreign company securities to less than 10% of its net assets.

The Buffalo USA Global Fund gains international exposure, while attempting to limit its risks, by investing primarily in U.S. companies with substantial international operations.  Although these types of investments are not direct foreign investment, the U.S. companies in which the Buffalo USA Global Fund normally invests will directly experience the risk of foreign operations in their day-to-day business.

Investment Style and Turnover--The New Funds’ policies with respect to investment style and turnover is identical to those of the Maryland Funds.  The Advisor normally does not engage in active or frequent trading of the Funds’ investments.  Instead, to reduce turnover of the Funds’ holdings, the Advisor’s general strategy is to purchase securities for the Funds based upon what the Advisor believes are long-term trends.  This strategy also helps reduce the impact of trading costs and tax consequences associated with high portfolio turnover, such as increased brokerage commissions and a greater amount of distributions being made as ordinary income rather than capital gains.  The Advisor may sell a Fund’s investments for a variety of reasons, such as to secure gains, limit losses or reinvest in more promising investment opportunities.

Temporary Investments—The New Funds’ policies with respect to temporary investments are identical to those of the Maryland Funds.  Each Fund intends to hold a small percentage of cash or high quality, short-term debt obligations and money market instruments for reserves to cover redemptions and unanticipated expenses.  There may be times, however, when a Fund may respond to adverse market, economic, political or other considerations by investing up to 100% of its assets in high quality, short-term debt securities or other defensive investments for temporary defensive purposes.  During those times, a Fund may not achieve its investment objective and, instead, will focus on preserving your investment.  To the extent a Fund uses a money market fund for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market fund’s advisory fees and operational expenses.

Changes in Objectives and Policies--The objectives, strategies and policies described above explain how each New Fund is managed.  If Proposal 4 is approved by each Maryland Fund’s shareholders, the corresponding New Fund’s policies with respect to changes to investment objectives and policies will be different from those of the existing Maryland Fund.  With respect to the Maryland Funds, the Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds’ objectives, strategies and policies described above may only be changed with the approval of a Maryland Fund’s shareholders, except that the Buffalo Large Cap Fund’s definition of large cap may be changed by the Buffalo Large Cap Fund, Inc.’s Board of Directors without the need for approval of the Fund’s shareholders.  With respect to the New Funds, if Proposal 4 is approved by each Maryland Fund’s shareholders, the New Funds’ objectives, strategies and policies described above may be changed by the Buffalo Funds’ Board of Trustees without the need for shareholder approval, with the exception that Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds will not change their respective investment policy of investing at least 80% of each Fund’s net assets according to the strategies described above without first providing shareholders with at least 60 days’ prior notice.  The term “net assets” above includes any borrowings for investment purposes consistent with Securities and Exchange Commission (“SEC”) requirements, although neither the Funds nor the New Funds intend to borrow for investment purposes.

Investment Risks

The Maryland Funds and New Funds are subject to identical investment risks , except for any change in investment objectives, policies or restrictions which may arise in the future pursuant to shareholder approval of Proposals 3, 4 and 5 .  The Funds cannot guarantee that they will achieve their investment objectives.  As with any fund, the value of a Fund’s investments may fluctuate.  If the value of a Fund’s investments decreases, the value of the Fund’s shares will also decrease and you may lose money.  The principal risks of investing in the Maryland Funds and New Funds are as follows:

•
Market Risks--(Applies to all Funds)  Equity securities are subject to market, economic and business risks that will cause their prices to fluctuate over time.  To the extent the Funds invest in equity securities, the share price of the Funds will go up and down in value as the equity markets change.  Stock markets can be volatile and can decline significantly in response to adverse issuer, political, regulatory, market or economic developments.  As with any mutual fund, there is a risk that you could lose money by investing in the Funds.

•
Management Risk--(Applies to all Funds)  The Funds’ success depends largely on the Advisor’s ability to select favorable investments.  Different types of investments shift in and out of favor depending on market and economic conditions.  For example, at various times equity securities will be more or less favorable than debt securities and small company stocks will be more or less favorable than large company stocks.  Because of this, the Funds will perform better or worse than other types of funds depending on what is in “favor.”  In addition, there is the risk that the strategies, research or analysis techniques used by the Advisor and/or the Advisor’s security selection may fail to produce the intended result.

•
Technology Company Risks--(Applies to the Buffalo Large Cap, Buffalo Small Cap, Buffalo Balanced and Buffalo USA Global Funds).  These Funds may at times invest a significant amount of their assets in technology companies.  Although technology companies are found among a broad range of industries, a common attribute of technology companies is that they often face unusually high price volatility, both in terms of gains and losses.  To the extent that these Funds make investments in such companies, their share price is likely to be more volatile.  The potential for wide variations in performance is based on the special risks common to technology companies.  Given these risks, an investment in these Funds may be more suitable for long-term investors, who are willing to withstand the Funds’ potential for volatility.

•
Large C ap Company Risks--(Applies to the Buffalo Balanced, Buffalo Large Cap and Buffalo USA Global Funds) Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors.  Also, large cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

•
Mid C ap Company Risks--(Applies to all Funds)  Generally, mid-cap companies may have more potential for growth than large cap companies.  Investing in mid-cap companies, however, may involve greater risk than investing in large cap companies, and the risks are passed on to the Funds.  Mid-cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large cap companies, and, therefore, their securities may be more volatile than the securities of larger, more established companies, making them less liquid than other securities.  Mid-cap company stocks may also be bought and sold less often and in smaller amounts than larger company stocks.  Because of this, if a Fund wants to sell a large quantity of a mid-cap company’s stock, it may have to sell at a lower price than the Advisor might prefer, or it may have to sell in smaller than desired quantities over a period of time.

•
Small C ap Company Risks--(Applies primarily to the Buffalo Small Cap Fund).  Generally, small cap and less seasoned companies have more potential for rapid growth.  They also often involve greater risk than large- cap or mid-cap companies, and these risks are passed on to the Funds.  Small cap companies may not have the management experience, financial resources, product diversification and competitive strengths of large- cap or mid-cap companies, and, therefore, their securities tend to be more volatile than the securities of larger, more established companies, making them less liquid than other securities.  Small cap company stocks tend to be bought and sold less often and in smaller amounts than larger company stocks.  Because of this, if a Fund wants to sell a large quantity of a small cap company’s stock, it may have to sell at a lower price than the Advisor might prefer, or it may have to sell in smaller than desired quantities over a period of time.  Given these risks, an investment in the Buffalo Small Cap Fund may be more suitable for long-term investors, who are willing to bear the risk of these fluctuations.

•
Micro C ap Company Risks--(Applies primarily to the Buffalo Small Cap Fund)  Generally, small, less-seasoned companies have more potential for rapid growth.  They also often involve greater risk than large- and mid-cap companies, and these risks are passed on to the Funds.  Micro-cap companies will likely not have the management experience, financial resources, product diversification and competitive strengths of companies with larger capitalizations, and will be more vulnerable to adverse business or economic developments in the market as a whole.  The value of securities of micro-cap companies, therefore, tends to be more volatile than the value of securities of larger, more established companies.  Micro-cap company stocks also will be bought and sold less often and in smaller amounts than other stocks, making them less liquid than other securities.  Because of this, if a Fund wants to sell a large quantity of a micro-cap company’s stock, it may have to sell at a lower price than the Advisor might prefer, or it may have to sell in smaller than desired quantities over a period of time.  Given these risks, an investment in the Buffalo Small Cap Fund may be more suitable for long-term investors, who are willing to bear the risk of these fluctuations.

•
Debt Securities Risks--(Applies to all Funds)  To the extent that the Funds invest in debt securities, their share prices will go up and down in value as interest rates change and as other factors that affect the yields and principal values of debt securities change.  Generally, values of debt securities change inversely with interest rates.  That is, as interest rates go up, the values of debt securities tend to go down and vice versa.  These fluctuations tend to increase as a debt security’s maturity increases such that the value of longer-term debt securities will increase or decrease more for a given change in interest rates than shorter-term debt securities.

•
High Yield Risks--(Applies to the Buffalo Balanced and Buffalo High Yield Funds)  The Buffalo Balanced and the Buffalo High Yield Funds invest in higher-yielding, high-risk bonds (so called “junk-bonds”).  These lower-rated bonds have a greater degree of default risk than higher-rated bonds.  Default risk is the possibility that the issuer of the security will fail to make timely payments of principal or interest.  Lower-rated securities may be issued by companies that are restructuring, are smaller and less credit worthy or are more highly indebted than other companies.  Lower-rated debt securities tend to have less liquid markets than higher-rated debt securities, and their market prices tend to react more poorly to adverse economic and political changes, unfavorable investor perceptions and negative corporate developments than higher-rated bonds.

•
Mortgage-Backed and Asset-Backed Securities Risks—(Applies to the Buffalo Balanced and Buffalo High Yield Funds)  Mortgage-backed and asset-backed securities are subject to prepayment risk, which is the risk that the borrower will prepay some or all of the principal owed to the issuer.  If that happens, a Fund may have to replace the security by investing the proceeds in a less attractive security.  This may reduce a Fund’s share price and its income distributions.

•
International Risks--(Applies to all Funds) Investing in foreign securities, including securities of foreign corporations, governments and government agencies or instrumentalities generally involves more risks than investing in U.S. securities.  These include risks relating to: political, social, religious and economic developments abroad; market instability; fluctuations in foreign exchange rates that may decrease the value of an investment; and differences between U.S. and foreign regulatory requirements and market practices.  In addition, foreign investments may not be subject to the same uniform accounting, auditing, or financial reporting standards and practices applicable to domestic issuers, and there may be less publicly available information about foreign issuers.  Certain foreign securities may also be less liquid (harder to sell) than many U.S. securities.  This means that a Fund may, at times, have difficulty selling certain foreign securities at favorable prices.  Additionally, brokerage commissions and other fees are generally higher for securities traded in foreign markets and procedures and regulations governing transactions and custody in foreign markets also may involve delays in payment, delivery or recovery of money or investments.  The Buffalo USA Global Fund attempts to limit these risks by investing only in U.S. companies with international operations.  Although this type of investment is not considered direct foreign investment, the U.S. companies with substantial foreign operations in which the Buffalo USA Global Fund invests will be exposed to risks inherent in foreign investments.  As a shareholder in these companies, a Fund, and in turn, the Fund’s shareholders, will be indirectly exposed to, and perhaps adversely affected by, these inherent foreign risks.  The Funds, other than the Buffalo USA Global Fund, may also occasionally gain international exposure through the purchase of sponsored or unsponsored ADRs and other U.S. dollar-denominated securities of foreign issuers traded in the United States.  ADRs are securities of foreign companies that are denominated in U.S. dollars.  ADRs are subject to similar risks as other types of foreign investments.  Unsponsored ADRs held by a Fund are frequently under no obligation to distribute shareholder communications received from the underlying issuer.  For this and other reasons, there is less information available about unsponsored ADRs than sponsored ADRs.  Unsponsored ADRs are also not obligated to pass through voting rights to a Fund.  Investing in foreign companies, even indirectly through ADRs, may involve the same inherent foreign risk, as described above.  These risks can increase the potential for losses in the Fund.

•
Covered Call Writing Risks--(Applies to all Funds) A Fund may experience the loss of opportunity on securities with written call options that reach their exercise price before the expiration date because the Fund forgoes the opportunity to profit from an increase in the market price of the underlying security above the exercise price.  Furthermore, stocks held or purchased by the Fund may become less attractive for writing covered call options.  In addition, a Fund’s ability to sell the underlying security will be limited while the option is in effect unless the Fund effects a closing purchase transaction.

Comparison of Fees and Expenses

The following summary of fund expenses shows the fees and expenses for the Maryland Funds based on the fees for the fiscal year ended March 31, 2007 and the fees and expenses for the New Funds .  Because the New Funds are newly formed series of the Trust and have not yet commenced operations as of the date of this Prospectus/Proxy Statement , the fees and expenses shown for the New Funds in the table below are based on estimates for the New Funds’ fiscal year ending March 31, 2009.

Maryland Fund Fees and Expenses
	Buffalo Balanced Fund	Buffalo High Yield Fund	Buffalo Large Cap Fund	Buffalo Small Cap Fund	Buffalo USA Global Fund
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None	None
Redemption Fee*†	2.00%	2.00%	2.00%	2.00%	2.00%
Exchange Fee	None	None	None	None	None

	Buffalo Balanced Fund	Buffalo High Yield Fund	Buffalo Large Cap Fund	Buffalo Small Cap Fund	Buffalo USA Global Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.00%	1.00%	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	None	None	None	None	None
Other Expenses	0.03%	0.02%	0.06%	0.01%	0.05%
Total Annual Fund Operating Expenses**	1.03%	1.02%	1.06%	1.01%	1.05%

New Fund Fees and Expenses
	Buffalo Balanced Fund	Buffalo High Yield Fund	Buffalo Large Cap Fund	Buffalo Small Cap Fund	Buffalo USA Global Fund
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None	None
Redemption Fee*†	2.00%	2.00%	2.00%	2.00%	2.00%
Exchange Fee	None	None	None	None	None

	Buffalo Balanced Fund	Buffalo High Yield Fund	Buffalo Large Cap Fund	Buffalo Small Cap Fund	Buffalo USA Global Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.00%	1.00%	1.00%	1.00%	1.00%
Distribution (12b-1) Fees	None	None	None	None	None
Other Expenses***	0.02%	0.02%	0.04%	0.00%	0.03%
Total Annual Fund Operating Expenses	1.02%	1.02%	1.04%	1.00%	1.03%

*A $15 fee is imposed for redemptions by wire.
† If you redeem or exchange shares of the Buffalo High Yield Fund or Buffalo Small Cap Fund within 180 days of purchase, you will be charged a 2.00% redemption fee. If you redeem or exchange shares of the Buffalo Balanced Fund, Buffalo Large Cap Fund or Buffalo USA Global Fund within 60 days of purchase, you will be charged a 2.00% redemption fee.
**The Total Annual Fund Operating Expenses for the Buffalo Large Cap Fund and Buffalo USA Global Fund listed above do not correlate to the ratio of average net assets listed in the Fund’s financial highlights because the Total Annual Fund Operating Expenses above include the amount of a Fund’s proportionate share of the fees and expenses of other investment companies in which the Fund invests.  This amount is not included in the ratio of expenses to average net assets found within the Financial Highlight section of the Prospectus.
***Other Expenses are based on estimated amounts for the current fiscal period.

Examples

The following examples are intended to help you compare the cost of investing in each Maryland Fund and New Fund with the cost of investing in other mutual funds.  The examples assume that you invest $10,000 in the Maryland Fund or New Fund, as the case may be, for the time periods indicated and then redeem all of your shares at the end of those periods.  The examples also assume that your investment has a 5% return each year, that all distributions are reinvested, and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Maryland Funds
Buffalo Balanced Fund	$105	$328	$569	$1,259
Buffalo High Yield Fund	$104	$325	$563	$1,248
Buffalo Large Cap Fund	$108	$337	$585	$1,294
Buffalo Small Cap Fund	$103	$322	$558	$1,236
Buffalo USA Global Fund	$107	$334	$579	$1,283

New Funds
Buffalo Balanced Fund	$104	$325	$563	$1,248
Buffalo High Yield Fund	$104	$325	$563	$1,248
Buffalo Large Cap Fund	$106	$331	$574	$1,274
Buffalo Small Cap Fund	$102	$318	$552	$1,225
Buffalo USA Global Fund	$105	$328	$569	$1,259

Investment Advisor

Kornitzer Capital Management, Inc. (“KCM” or the “Advisor”) is the manager and investment advisor for both the Maryland Funds and the New Funds.  KCM is responsible for overseeing and implementing each Fund’s investment program and managing the day-to-day investment activity and general operations of each Fund.  KCM was founded in 1989.  In addition to managing and advising the Funds, it provides investment advisory services to a broad variety of individual, corporate and other institutional clients.  As manager, KCM provides or pays the cost of all management, supervisory and administrative services required in the normal operation of the Funds.  This includes: investment management and supervision (including sub-advisor costs if applicable); transfer agent and accounting services; a portion of foreign custody fees (if applicable); fees for domestic custody services; independent auditors and legal counsel; fees and expenses of officers, directors/trustees and other personnel; rent; shareholder services; and other items incidental to corporate administration.  KCM is located at 5420 West 61st Place, Shawnee Mission, KS 66205.  As compensation for KCM’s services, each Maryland Fund pays, and each New Fund will pay, KCM a fee each month at the annual rate of 1.00% of the Fund’s average daily net assets.  The aggregate fees paid to KCM for the fiscal year ended March 31, 2007 was 1.00% of the Maryland Funds’ daily net assets.

As with the Maryland Funds, certain expenses of the New Funds will be payable by the New Funds.  These expenses include a portion of the foreign custody costs (if applicable), taxes, interest, governmental charges and fees, including registration with the SEC and the various states, brokerage costs, dues and all extraordinary costs, including expenses arising out of anticipated or actual litigation or administrative proceedings.  A discussion regarding the Trust Board’s basis for approving the New Funds’ investment advisory agreement will be included in the New Funds’ next available report to shareholders.

Portfolio Managers

Each New Fund is managed by the same team of portfolio managers that manages the corresponding Maryland Fund.  The Funds are managed by a team of ten portfolio managers supported by an experienced investment analysis and research staff.  The portfolio managers are responsible for the day-to-day management of the Funds as indicated below.

John Kornitzer, Portfolio Manager.  Mr. Kornitzer is the president and chief investment officer of KCM, and has over 37 years of investment experience. He served as investment manager at several Fortune 500 companies prior to founding KCM in 1989. Mr. Kornitzer received his degree in Business Administration from St. Francis College in Pennsylvania. Mr. Kornitzer is the lead portfolio manager of the Buffalo Balanced Fund.

Kent Gasaway, CFA, Portfolio Manager. Mr. Gasaway joined KCM in 1991 and has more than 24 years of research and management experience.  Previously, Mr. Gasaway spent 10 years as an investment professional with Waddell & Reed Mutual Funds Group in Overland Park, Kansas.  He holds a B.S. in Business Administration from Kansas State University.  Mr. Gasaway serves as co-portfolio manager of the Buffalo High Yield, Buffalo Small Cap and Buffalo USA Global Funds.

Robert Male, CFA, Portfolio Manager.  Mr. Male joined KCM in 1997 and has more than 19 years of investment research experience. Prior to joining KCM, he was a senior equity securities analyst with the USAA Investment Management Company in San Antonio, Texas. He holds a B.S. in Business Administration from the University of Kansas and an M.B.A. from Southern Methodist University. Mr. Male serves as co-portfolio manager of the Buffalo Large Cap and Buffalo Small Cap Funds.

Grant P. Sarris, CFA, Portfolio Manager.  Mr. Sarris joined KCM in 2003 and has more than 15 years of investment research experience. He holds a B.A. from the University of Wisconsin and an MBA from the University of Minnesota. Prior to joining KCM, he was with Waddell & Reed Mutual Funds Group in Overland Park, Kansas for 12 years. He served as both a Senior Vice President and as a portfolio manager from 2002-2003 and portfolio manager from 1997-2002. Mr. Sarris serves as co-portfolio manager of the Buffalo Large Cap and Buffalo Small Cap Funds.

Elizabeth Jones, MD, CFA, Portfolio Manager and Research Analyst.  Ms. Jones joined KCM in 2003. She was previously a research analyst with Bank of America Capital Management from 2002-2003. She pursued her M.B.A. from Arizona State University from 2000-2002. She was a practicing M.D. for over 8 years from 1992-2000. Ms. Jones received a B.S. from Georgetown University, an M.D. from Vanderbilt University and an M.B.A. from Arizona State University. Ms. Jones serves as co-portfolio manager of the Buffalo Large Cap Fund.  She has more than 4 years of investment experience and 12 years of healthcare industry experience.

Dave Carlsen, CFA, Portfolio Manager and Research Analyst.  Mr. Carlsen joined KCM in 2004. Mr. Carlsen was formerly a senior equity research analyst for technology at Strong Capital Management, Inc. in Milwaukee, Wisconsin from 2000-2004, and also worked for Northern Capital Management Inc. from 1992-2000.  Mr. Carlsen holds a Bachelor’s degree in Business Administration from the University of Wisconsin, with a major in Finance, Investments and Banking.  Mr. Carlsen serves as co-portfolio manager of the Buffalo USA Global Fund and has over 15 years of investment experience.

Clay Brethour, CFA, Portfolio Manager and Research Analyst.  Mr. Brethour joined KCM in 2000. He previously was an equity research analyst with Security Management Group from 1999-2000 and a research analyst with Dain Rauscher Wessels from 1992-1999. Mr. Brethour holds a B.S. in Business-Finance from Kansas State University. Mr. Brethour serves as co-portfolio manager of the Buffalo USA Global Fund and has over 15 years of investment experience.

Jeffrey Sitzmann, CFA, Portfolio Manager and Research Analyst.  Mr. Sitzmann joined KCM in 2002 and has more than 20 years of research and management experience.  Previously, Mr. Sitzmann worked as a Senior Investment Analyst at Banc One Investment Advisors from 1997-2002, Anthem, Inc. from 1992-1997 and Duff & Phelps, Inc from 1987-1992.  Mr. Sitzmann holds a B.B.A. from the University of Toledo and a M.B.A. from the University of Chicago.  Mr. Sitzmann serves as a co-portfolio manager of the Buffalo High Yield Fund.

Paul Dlugosch, CFA, Portfolio Manager and Research Analyst.  Mr. Dlugosch joined KCM in 2002 and has more than 8 years of research and management experience.  Previously, Mr. Dlugosch worked at Antares Capital Corporation from 1999-2002 and LaSalle National Bank from 1997-1999.  He holds a B.S. in Business Administration from the University of Iowa.  Mr. Dlugosch serves as co-portfolio manager of the Buffalo High Yield Fund.

Alexander Hancock, CFA, Portfolio Manager and Research Analyst.  Mr. Hancock joined KCM in 2002 and has more than 8 years of research and management experience.  Previously, Mr. Hancock was a private equity analyst at ClearLight Partners, LLC from 2000-2002 and as an analyst in the investment banking division of Salomon Smith Barney from 1998-2000.  He holds a B.S. in Economics from Dartmouth College.  Mr. Hancock serves as co-portfolio manager of the Buffalo High Yield Fund.

The Statement of Additional Information (“SAI”) provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and their ownership of securities in the New Funds.

Distributor and Other Service Providers

Quasar Distributors, LLC (“Quasar”), 615 East Michigan Street, Milwaukee, Wisconsin 53202 acts as the distributor for both the Maryland Funds and the New Funds.  Quasar is responsible for all purchases, sales, redemptions and other transfers of shares.  As distributor, Quasar also provides certain administrative services.  Shares of the Maryland Funds and the New Funds are offered for sale on a continuous basis at net asset value per share.  Quasar is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

U.S. Bancorp Fund Services, LLC (“USBFS”), 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as administrator to both the Maryland Funds and the New Funds.  USBFS also serves as the Maryland Funds’ and the New Funds’ transfer and dividend disbursing agent.  U.S. Bank, National Association, serves as the custodian for the portfolio securities, cash and other assets of the Maryland Funds and New Funds.  Ernst & Young LLP, One Kansas City Place, 1200 Main Street, Suite 2000, Kansas City, Missouri 64105, serves as the Maryland Funds’ and New Funds’ independent public accountants and audits the financial statements and the financial highlights of the Maryland Funds and New Funds.

Shareholder Information, Purchase and Redemption of Shares

The Maryland Funds and the New Funds share the following purchase and redemption procedures:

How to Purchase Shares

There are no sales commissions or Rule 12b-1 distribution fees charged on investments in the Funds.  To make an initial purchase, your purchase order must be received by the Funds, their agents or an authorized financial intermediary in “good order.”  “Good order” means that your purchase includes (1) a completed account application or investment stub, (2) the dollar amount of shares to be purchased, and (3) a check payable to U.S. Bank, N.A., which indicates your investment in a Fund.  In general, you may purchase shares of the Funds as indicated below:

•	by phone, Internet, mail or wire;
•	through Automatic Monthly Investments; and
•	through exchanges from another Fund.

All checks must be in U.S. dollars drawn on a domestic financial institution.  Cashier’s checks under $10,000, money orders, third party checks, credit card checks, Treasury checks, traveler’s checks, starter checks, post dated checks, post dated on-line bill pay checks or any conditional order or payment will not be accepted as payment.  Your net asset value (“NAV”) for a purchase will be the next computed NAV after your request is received in good order.  All requests received in good order before the close of regular trading on the NYSE (4:00 p.m. Eastern time) will be executed at the NAV computed on the same day.  Requests received after the close of regular trading on the NYSE will receive the next business day’s NAV.

In the event that a purchase order is rejected for any reason, written notice will be sent to the investor within one to three business days under normal circumstances.

Minimum Initial Investment

•	$2,500 for regular accounts, unless opened via an exchange;
•	$1,000 for exchanges from another Fund;
•	$250 for IRA and Uniform Transfer/Gifts to Minors Accounts; or
•	$100 initial purchase for any account when an Automatic Monthly Investment Plan is established for at least $100 per month.

Minimum Additional Investment

•	$100 by phone, Internet or mail;
•	$100 by wire;
•	$100 for Automatic Monthly Investments through an automated clearing house (“ACH”); and
•	$100 for exchanges from another Fund.

Automatic Monthly Investments

Automatic Monthly Investments are processed in an agreed amount each month that is debited through an ACH transaction from a shareholder’s pre-identified bank account.

Minimum Account Size

You must maintain a minimum account value equal to the current minimum initial investment, which is $2,500 for regular shareholder accounts, unless opened via an exchange.  If your account falls below a minimum due to redemptions and not market action, the Funds may ask you to increase the account size back to the minimum.  If you do not bring the account up to the minimum amount within 60 days after the Funds contact you, the Funds may close the account and send your money to you or begin charging you a fee for falling below the minimum account size.

How to Redeem Shares

You may withdraw proceeds from your account at any time.  Your NAV for a redemption will be the next computed NAV after your request is received by a Fund, its agents or an authorized financial intermediary in “good order.”  All requests received in good order before the close of regular trading on the NYSE (4:00 p.m. Eastern time) will be executed at the NAV computed on the same day.  Requests received after the close of regular trading on the NYSE will receive the next business day’s NAV.

There is no minimum limit for withdrawal via telephone or letter, but the most you can redeem by telephone is $25,000, provided that you have previously registered for this service.  Redemption requests by mail must be received by the Funds, their agents or an authorized intermediary in “good order.”  For redemption requests, “good order” means that (1) your request should be in writing, indicating the number of shares or dollar amount to be redeemed, (2) the request properly identifies your account number, (3) the request is signed by you and any other person listed as an account owner exactly as the shares are registered and, if applicable (4) the signatures on the request are guaranteed.  Redemptions over $25,000 must be made in writing and be signature guaranteed.  Additionally, signature guarantees are required when any of the following are true:

•	you request that redemption proceeds be sent to a different payee, bank, or address than that which the Funds have on file;
•	you request that redemption proceeds be sent to an address of record within 15 days of changing that address; or
•	you are changing the account registration or sending proceeds to a Fund account with a different registration.

Shareholder Services

The following services are also available to shareholders of the Funds.  Please call 1-800-49-BUFFALO (1-800-492-8332) for more information.

•	Uniform Transfers/Gifts to Minors Accounts.
•	Transfer on Death (“TOD”) Accounts.
•	Accounts for corporations, partnerships and retirement plans.
•	Traditional IRA accounts.
•	Roth IRA accounts.
•	Coverdell Education Savings Accounts.
•	Simplified Employee Pensions (“SEPs”).

How Share Price is Determined

The New Funds’ procedures for determining share price are identical to those of the Maryland Funds.  These procedures for determining share price are described below.

Shares of each Fund are purchased or redeemed at their NAV next calculated after your purchase order and payment or redemption order is received in “good order” by the Funds.  In the case of certain authorized financial intermediaries (“financial intermediaries”), such as broker-dealers, fund supermarkets, retirement plan record-keepers or other financial institutions, that have made satisfactory payment or redemption arrangements with the Funds, orders will be processed at the NAV next effective after receipt by such intermediary, consistent with applicable laws and regulations.  Other intermediaries may set cut-off times for the receipt of orders that are earlier than the Buffalo Funds’ cut-off times.

Each Fund’s NAV is calculated by subtracting from the Fund’s total assets any liabilities and then dividing this amount by the total outstanding shares as of the date of the calculation.  The NAV is computed once daily, Monday through Friday, at 4:00 p.m. (Eastern time), on days when the Funds are open for business.  The Funds are generally closed on weekends, days when the NYSE is not open for unrestricted trading and certain national holidays as disclosed in the SAI.

Each security owned by a Fund that is listed on a securities exchange (including ADRs) is valued at its last sale price on that exchange on the date as of which assets are valued.  Where the security is listed on more than one exchange, a Fund will use the price of the exchange that it generally considers to be the principal exchange on which the security is traded.  Fund securities listed on NASDAQ will be valued at the NASDAQ Official Closing Price, which may not necessarily represent the last sale price.  If there has been no sale on such exchange or on NASDAQ on such day, the security is valued at the mean between the most recent quoted bid and ask price.  When market quotations are not readily available or when they may not reflect the actual market value, any security or other asset is valued at its fair value as determined under procedures approved by the Funds’ Board and under the supervision of the Funds’ Board .  Under these fair value procedures the authority to determine estimates of fair value has been delegated to a valuation committee consisting of members of the Funds’ Advisor and administrator.  These fair value procedures are used by the valuation committee to price a security when corporate events, events in the securities market or world events cause the Funds’ management to believe that a security’s last sale price may not reflect its actual market value.  In addition, the fair value procedures are used by the valuation committee to price thinly traded securities (such as junk bonds and small- or micro-cap securities) when the Funds’ management believes that the last sale price may not accurately reflect the securities’ market value.  By using fair value pricing procedures, the goal is to ensure that the Funds are accurately priced.  The effects of using fair value pricing are that the value derived may only best reflect the value as determined, and the real value may vary higher or lower.  To the extent that the valuation committee determines the fair market value of a security, it is possible that the fair market value determined by the committee will not exactly match the market price of the security when the security is sold by a Fund.

Under normal market conditions the Funds determine the value of a foreign security as of the close of trading on the foreign stock exchange on which the security is primarily traded, or as of the close of trading on the NYSE, if earlier.  The value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of the NYSE (generally 4:00 p.m. Eastern time) on the day that the value of the foreign security is determined.  If no sale is reported at that time, the foreign security will be valued at the mean between the most recent quoted bid and ask price.  Occasionally events (such as repatriation limits or restrictions) may impact the availability or reliability of foreign exchange rates used to convert the U.S. dollar equivalent value.  If such an event occurs, the foreign exchange rate will be valued at fair value using procedures established and approved by the Funds’ Board.

Trading in securities on foreign stock exchanges and over-the-counter markets, such as those in Europe and Asia, may be completed well before the close of business on the NYSE on each day that the NYSE is open (“NYSE business day”).  Occasionally, events occur between the time at which trading in a foreign security is completed and the close of the NYSE that might call into question the availability (including the reliability) of the value of a foreign portfolio security held by a Fund.  As a result, a Fund could be susceptible to what is referred to as “time zone arbitrage.”  Certain investors in a Fund may seek to take advantage of discrepancies in the value of a Fund’s portfolio securities as determined by the foreign market at its close and the latest indications of value attributable to the portfolio securities at the time the Fund’s NAV is computed.  This type of trading may dilute the value of a Fund’s shares, if such discrepancies in security values actually exist.  To attempt to minimize the possibilities for time zone arbitrage, and in accordance with procedures established and approved by the Funds’ Board, the Funds’ portfolio managers monitor price movements following the close of trading in foreign stock markets through a series of country specific market proxies (such as baskets of depositary receipts, futures contracts and exchange traded funds).  These price movements are measured against established trigger thresholds for each specific market proxy to assist in determining if an event has occurred that might call into question the availability (including the reliability) of the values of foreign securities between the times at which they are determined and the close of the NYSE.  If such an event occurs, the foreign securities may be valued using fair value procedures established and approved by the Funds’ Board.  In certain circumstances these procedures include the use of independent pricing services.  The intended effect of applying fair value pricing is to compute an NAV that accurately reflects the value of a Fund’s portfolio at the time that the NAV is calculated, to discourage potential arbitrage market timing in Fund shares, to mitigate the dilutive impact of such attempted arbitrage market timing and to be fair to purchasing, redeeming and existing shareholders.  However, the application of fair value pricing procedures may, on occasion, worsen rather than mitigate the potential dilutive impact of arbitrage market timing.

In addition, trading in foreign portfolio securities generally, or in securities markets in a particular country or countries, may not take place on every NYSE business day.  Furthermore, trading takes place in various foreign markets on days that are not NYSE business days, and on which a Fund’s NAV is not calculated.  Therefore, the NAV of a Fund’s shares may change on days when shareholders may not be able to purchase or redeem the Fund’s shares.  The calculation of a Fund’s NAV does not take place contemporaneously with the determination of the prices of many of the foreign portfolio securities used in the calculation.  If events affecting the last determined values of these foreign securities occur (determined through the monitoring process described above), the securities will be valued at fair value determined in good faith in accordance with the Funds’ fair value procedures established and approved by the Funds’ Board.

Distributions

Distributions. Each Fund has qualified, or intends to qualify, as a regulated investment company under the Code.  As a regulated investment company, a Fund generally pays no federal income tax on the income and gains it distributes to you.  The Buffalo Balanced and Buffalo High Yield Funds expect to declare and distribute all of their respective “investment company taxable income,” which includes interest, dividends, net short-term capital gains and net gains from foreign currencies transactions, if any, to their respective shareholders quarterly, usually in March, June, September and December.  The Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds declare and pay distributions from investment company taxable income, if any, semi-annually, usually in June and December.  Distributions from net long-term capital gains (the excess of long-term capital gains over short-term capital losses), if any, will be declared and paid by each of the Buffalo Balanced and Small Cap Funds annually, usually in December, and by each of the Buffalo High Yield, Buffalo Large Cap and Buffalo USA Global Funds semi-annually, usually in June and December.  A Fund may distribute its investment company taxable income and net capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on such Fund.

The amount of any distribution will vary, and there is no guarantee a Fund will make a distribution of either investment company investment income or net capital gains.  There are no fees or sales charges on reinvestments. If you elect to receive payments of distributions in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Funds reserve the right to reinvest the distribution check in your account, at the applicable Fund’s current NAV, and to reinvest all subsequent distributions.

Annual Statements.  Every January, you will receive a statement that shows the tax status of distributions you received the previous calendar year.  Distributions declared in December to shareholders of record in such month, but paid in January, are taxable as if they were paid in December.  The Funds may reclassify distributions after your tax reporting statement is mailed to you.  Prior to issuing your statement, the Funds make every effort to search for reclassified income to reduce the number of corrected forms mailed to shareholders. However, when necessary, the Funds will send you a corrected Form 1099-DIV to reflect reclassified information.

Avoid “Buying a Distribution.”  If you are a taxable investor and invest in a Fund shortly before the record date of a distribution, the distribution will lower the value of the Fund’s shares by the amount of the distribution and, in effect, you will receive some of your investment back in the form of a taxable distribution.

Taxes

Tax Considerations.  In general, if you are a taxable investor, Fund distributions are taxable to you at either ordinary income or capital gains tax rates.  This is true whether you reinvest your distributions in additional Fund shares or receive them in cash.

For federal income tax purposes, Fund distributions of investment company taxable income are taxable to you as ordinary income unless the Fund designates any part of such distribution as attributable to qualified dividend income.  Fund distributions of net long-term capital gains are taxable to you as long-term capital gains no matter how long you have owned your shares.  Under current law, any distribution attributable to qualified dividend income will be eligible for taxation by individual shareholders at long-term capital gain rates provided such shareholders meet certain holding period requirements.

Sale or Redemption of Fund Shares. A sale or redemption of Fund shares is a taxable event and, accordingly, a capital gain or loss may be recognized.  For tax purposes, an exchange of your Fund shares for shares of a different Fund is the same as a sale.

Backup Withholding. By law, if you do not provide the Funds with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding on any distributions of income, capital gains, or proceeds from the sale of your shares.  The Funds also must withhold if the IRS instructs it to do so. Under current law, the rate of withholding is 28% of any distributions or proceeds paid.

Other.  Fund distributions and gains from the sale or exchange of your Fund shares generally are subject to state and local taxes.  Non-U.S. investors may be subject to U.S. withholding at a 30% tax rate (or lower pursuant to certain treaties) and to U.S. estate tax. Additionally, non-U.S. investors may be subject to special U.S. tax certification requirements.

This discussion of “Distributions and Taxes” is not intended or written to be used as tax advice.  Because everyone’s tax situation is unique, you should consult your tax professional about federal, state, local, or foreign tax consequences before making an investment in the Funds.

Additional Policies About Transactions

The policies described below are identical for the Maryland Funds and the New Funds.

The Funds cannot process a transaction request unless it is properly completed as described in this section.  To avoid delays, please call the Funds if you have any questions about these policies.  The Funds reserve the right to cancel or change these transaction policies at any time, with or without notice.

If you wish to purchase (or redeem) shares of a Fund through a broker, a fee may be charged by that broker.  You may also contact the Funds directly to purchase and redeem shares of the Funds without this fee.  In addition, you may be subject to other policies or restrictions of the broker, such as a higher minimum account value.

Purchases--The Funds may reject purchase orders when they are not received by the Funds in “good order” or when it is in the best interest of a Fund and its shareholders to do so.  If your check or ACH does not clear, you will be charged a fee of $25.

Please note that the Buffalo Small Cap Fund is closed to purchases through broker-dealers.  The Advisor believes that closing the Buffalo Small Cap Fund to these distribution channels is the best way to ensure the Buffalo Small Cap Fund can best achieve its investment objective.  The Buffalo Small Cap Fund may open to purchases by broker dealers in the future if, in consultation with the Advisor, the Funds’ Board deems it is in the Buffalo Small Cap Fund’s best interests to do so.  If the Buffalo Small Cap Fund opens to purchases by broker-dealers in the future, allocations to individual purchasers may be limited to a certain dollar size.  The Buffalo Small Cap Fund is open to direct investments, investments by existing shareholders and to 401(k) plans.  However, these channels could close in the future if the Advisor determines it is in the best interests of shareholders.

Redemptions--The Funds generally send proceeds to the proper party, as instructed, as soon as practicable after a redemption request has been received in “good order” and accepted.  However, the Funds reserve the right, under certain circumstances, to delay the payment of redemption proceeds up to seven days (as allowed by applicable law).

The Funds cannot accept requests that contain special conditions or effective dates, and the Funds may request additional documentation to ensure that a request is genuine.  Under certain circumstances, the Funds may, instead of cash, pay you proceeds in the form of portfolio securities owned by the Fund from which you are redeeming shares.  If the Funds pay you with securities in this manner, the total value of such securities on the date of sale will be used to calculated your capital gain or loss for federal income tax purposes with respect to such redemption.  If you receive securities instead of cash, you will incur brokerage costs when converting the securities into cash and will bear any market risk until such securities are converted.

If you request a redemption within 12 days of a purchase, the Funds will delay sending your proceeds until unconditional payment has been collected.  This may take up to 12 days from the date of purchase.  For your protection, if your account address has been changed within the last 15 days, your redemption request must be in writing and signed by each account owner, with signature(s) guarantees.  The right to redeem shares may be temporarily suspended in emergency situations as permitted by federal law.

Shareholders who have an IRA or other retirement plan must indicate on their redemption request whether or not to withhold federal income tax.  Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

Redemption Fee--If shares of the Buffalo High Yield or Buffalo Small Cap Funds are sold, redeemed or exchanged within 180 days of their purchase, or if shares of the Buffalo Balanced, Buffalo Large Cap or Buffalo USA Global Funds are sold or exchanged within 60 days of their purchase, a redemption fee of 2.00% of the value of the shares sold or exchanged will be assessed.  The Buffalo Funds will employ the "first in, first out" method to calculate the applicable 60-day or 180-day holding period.

The redemption fee does not apply to:

(1)	shares purchased through reinvested distributions (investment company taxable income and capital gains);

(2)
shares held through 401(k) or other employer-sponsored retirement plans.  However, the redemption fee does apply to non-mandatory withdrawals from individual retirement accounts (IRAs) and 403(b) custodial accounts;

(3)	shares sold or exchanged under systematic redemptions or exchanges;

(4)	shares sold following the death or disability of a shareholder. The disability, determination of disability and subsequent sale must have occurred during the period the fee applied;

(5)	shares sold in connection with mandatory withdrawals from traditional IRAs after age 70 ½ and other required distributions from retirement accounts; and

(6)	shares redeemed through an approved fee-based program involving asset allocation or rebalancing at the firm level of a dealer.

With respect to shares sold or exchanged following the death or disability of a shareholder or mandatory retirement plan distributions, you must inform the Fund or your intermediary that the fee does not apply.  You may be required to show evidence that you qualify for the exception.

The redemption fee is retained by the Fund to help pay transaction and tax costs that long-term investors may bear when the Fund incurs brokerage or other transaction expenses and/or realizes capital gains as a result of selling securities to meet investor redemptions.

Fund shareholders are subject to this 2.00% short-term trading redemption fee whether they are direct shareholders or invest indirectly through a financial intermediary such as a broker-dealer, a bank, or an investment advisor.  Although the Funds have the goal of applying this redemption fee to most redemptions of shares held for less than 60 or 180 days , as applicable , the Funds may not always be able to track short-term trading effected through financial intermediaries in non-disclosed or omnibus accounts.  While the Funds have entered into information sharing agreements with such financial intermediaries which contractually require such financial intermediaries to provide the Funds with information relating to their customers investing in the Funds through non-disclosed or omnibus accounts, the Funds cannot guarantee the accuracy of the information provided to them from financial intermediaries and may not always be able to track short-term trading effected through these financial intermediaries.  These may include, but are not limited to, 403(b), 457, Keogh, Profit Sharing Plans and Money Purchase Pension Plans, as well as other employer-sponsored retirement plans (excluding IRA and other one-person plans).  In addition, because the Funds are required to rely on information from the financial intermediary as to the applicable redemption fee, the Funds cannot ensure that the financial intermediary is always imposing such fee on the underlying shareholder in accordance with the Funds’ policies.

The Funds reserve the right to waive the redemption fee because of a bona fide and unanticipated financial emergency or other similar situation where such waiver is consistent with the best interests of the Funds and their shareholders and to the extent permitted or required by applicable law.

Market Timing and Frequent Trading--While the Funds provide shareholders with daily liquidity, the Funds are designed for long-term investors and are not intended for investors that engage in excessive short-term trading activity that may be harmful to the Funds, including but not limited to market timing.  Market timing is generally defined as the excessive short-term trading of mutual fund shares that may be harmful to the Funds and their shareholders.  The Funds do not allow market timing or accommodate market timers and have policies and procedures to that end.

Frequent purchases and redemptions of a Fund’s shares may present certain risks for a Fund and its shareholders.  These risks include, among other things, dilution in the value of Fund shares held by long-term shareholders, interference with the efficient management of a Fund’s portfolio, negatively impairing a Fund’s performance and increased brokerage and administrative costs for all shareholders, including long-term shareholders who do not generate these costs.  A Fund may have difficulty implementing long-term investment strategies if it is unable to anticipate what portion of its assets it should retain in cash to provide liquidity to its shareholders.

The Funds’ Board has adopted policies and procedures to prevent excessive short-term trading and market timing, under which the Funds will refuse to sell shares to market timers, and will take such other actions necessary to stop excessive or disruptive trading activities, including closing an account to new purchases believed to be held by or for a market timer.  The Funds may refuse or cancel purchase orders (within one business day of purchase) for any reason, without prior notice, particularly purchase orders that the Funds believe are made by or on behalf of market timers.  You will be considered a market timer if you (i) have requested a redemption of Fund shares within 90 days of an earlier purchase (or exchange) request, (ii) make investments of large amounts of $1 million or more followed by a redemption (or exchange) request in close proximity to the purchase or (iii) otherwise seem to follow a timing pattern.

The Funds have implemented trade activity monitoring procedures to discourage and prevent market timing or excessive short-term trading in the Funds.  For purposes of applying these procedures, the Funds may consider, among other things, an investor’s trading history in the Funds, and accounts under common ownership, influence or control.  Under these procedures, the Funds or their agents monitor selected trades and flows of money in and out of the Funds in an effort to detect excessive short-term trading activities, and for consistent enforcement of the policy.  If, as a result of this monitoring, the Funds or their agents believe that a shareholder has engaged in excessive short-term trading, the Fund will refuse to process purchases or exchanges in the shareholder’s account.

For individual accounts where transaction information can readily be accessed, the Funds, the Advisor or their agents will monitor transaction activity.  Where transactions are placed through omnibus accounts maintained by financial intermediaries, such as 401(k) plan administrators and certain fee-based financial advisors (“Intermediaries”), the ability to monitor trades from the underlying shareholders may be limited.  The Funds, the Advisor or their agents will seek to utilize web-based and other tools made available by such Intermediaries to provide transparency to screen for excessive short-term trading.  If, as a result of the monitoring, the Funds, the Advisor or their agents believe that a shareholder has engaged in excessive short-term trading, the Funds will request the Intermediary to restrict the account from further purchases or exchanges.

The Funds have also implemented fair value pricing procedures designed to help ensure that the prices at which Fund shares are purchased and redeemed are fair, do not result in the dilution of shareholder interests or other harm to shareholders, and help to deter market timing activity.  For more information on fair value pricing by the Funds, please see the section entitled “How Share Price is Determined” above.

The shares of the Funds are not subject to any contingent deferred sales charge, but do impose a redemption fee, as described above, to discourage frequent trading.  However, the Funds hold stocks and other investments that generally are domestic, highly liquid securities, such that the Funds generally do not make an attractive target for predatory trading or arbitrage efforts.

Although the policy is designed to discourage excessive short-term trading, none of these procedures alone nor all of them taken together eliminate the possibility that excessive short-term trading activity in the Funds will occur.  Moreover, each of these procedures involves judgments that are inherently subjective.  The Advisor and its agents seek to make these judgments to the best of their abilities in a manner that they believe is consistent with shareholder interests.

Exemptions to the Funds’ policy defining someone as a market timer may only be granted by the Trust’s Chief Compliance Officer upon good reason and exigent circumstances as demonstrated by the individual.  Exigent circumstances may be deemed as an unforeseen need for funds or a pattern of typically investing $1 million or more.  Any waiver of the policies on market timing will not be permitted if it would harm a Fund or its shareholders or subordinate the interest of the Fund or its shareholders.  Any waiver of prohibitions on market timing made by the Chief Compliance Officer must be reported to the Funds’ Board at the next quarterly Board meeting.

Payments to Financial Intermediaries--The Advisor and/or the Distributor may pay additional compensation (at their own expense and not as an expense of the Funds) to certain brokers, dealers or other financial intermediaries in connection with the sale or retention of Fund shares and/or shareholder servicing. These payments may be made to intermediaries that provide shareholder servicing and marketing support.  You should ask your financial intermediary for more details about any such payment it receives.

Closure of the Funds--The Advisor retains the right to close any Fund or partially close any Fund if it is determined to be in the best interest of shareholders.  Based on market and Fund conditions, the Advisor may decide to close the Funds to new investors, all investors or certain classes of investors (such as fund supermarkets) at any time.

Signature Guarantees--Generally signature guarantees will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the NYSE Medallion Signature Program and the Securities Transfer Agents Medallion Program (“STAMP”).   A notarized signature from a notary public is not a signature guarantee.  For your protection, the Funds require a guaranteed signature if you request:

•	that a redemption check be sent to a different payee, bank or address than that which the Funds have on file;
•	any redemption within 15 days of a change of address;
•	any redemption in excess of $25,000;
•	the establishment or modification of certain services on an existing account; and
•	a change in account registration or redemption instructions.

In addition to the situations above, the Funds and/or the transfer agent reserve the right to require a signature guarantee in other instances based on the circumstances relative to the particular situations.

Corporations, Trusts and Other Entities--Persons who want to purchase or redeem shares of a Fund on behalf of a corporation, in a fiduciary capacity, or in any other representative or nominee capacity must provide the Funds with appropriate documentation establishing their authority to act.  The Funds cannot process requests until all required documents have been provided.  Please call the Funds if there are questions about what documentation is required.

Exchanges to Another Fund--The minimum exchange amount required to establish a new Fund account is $1,000.  After your accounts are established, exchanges may be made in amounts of $100 or more.  You must also keep a minimum balance in the amount of $1,000 in your account, unless you wish to close that account.  You must also keep a minimum balance in the account of the Fund out of which you are exchanging shares, unless you wish to close that account.  The names and registrations on both accounts must be identical.  Your shares must have been held in an open account for 15 days or more, and the Funds must have received full payment before an exchange will be processed.  Redemption fees will also apply if you redeem your shares through an exchange that have not been held in the account for the requisite time period.  Exchanges between Funds are transactions subject to the Funds’ market timing policy.  You should review the prospectus of the Fund in which you are investing.  All shareholders who have selected this option on their account application are able to perform exchanges by telephone.

Telephone/Internet Services--During periods of increased market activity, you may have difficulty reaching the Funds by telephone. If this happens, contact the Funds by mail or by accessing the Funds’ web site at www.buffalofunds.com.  The Funds may refuse a telephone request, including a request to redeem shares of a Fund.  The Funds will use reasonable procedures to confirm that telephone instructions are genuine.  If such procedures are followed neither the Funds nor any person or entity that provides services to the Funds will be liable for any losses due to unauthorized or fraudulent instructions.  The Funds reserve the right to limit the frequency or the amount of telephone redemption requests.  Once a telephone or Internet transaction has been placed, it cannot be canceled or modified.

Shareholder Information--To help lower the impact of operating costs, the Funds attempt to eliminate mailing duplicate documents to the same address.  When two or more Fund shareholders have the same last name and address, the Funds may send only one Prospectus, annual report, semiannual report, general information statement or proxy to that address rather than mailing separate documents to each shareholder.  Shareholders may opt out of this single mailing at any time by calling the Funds, 1-800-49-BUFFALO (1-800-492-8332), and requesting the additional copies of Funds documents.

Timing of Requests--Your price per share for purchases and redemptions will be the NAV next computed after your request is received in good order by the Funds, their agents or an authorized financial intermediary.  All requests received in good order before the close of regular trading on the NYSE (4:00 p.m. Eastern time) will be executed at the NAV computed on the same day.  Requests received after the close of regular trading on the NYSE will receive the next business day’s NAV.

Anti-Money Laundering Policy--In compliance with the USA PATRIOT Act of 2001, please note that the Funds’ transfer agent may verify certain information on your account application as part of the Funds’ Anti-Money Laundering Compliance Program.  As requested on the application, you must supply your full name, date of birth, social security number and permanent street address.  Mailing addresses containing only a P.O. Box will not be accepted.  Until such verification is made, the Funds may temporarily limit additional share purchases.  In addition, the Funds may limit additional share purchases or close an account if they are unable to verify your identity.  As required by law, the Funds may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.  If the Funds do not have a reasonable belief of your identity, the account will be rejected or you will not be allowed to perform a transaction on the account until such information is received.  The Funds may also reserve the right to close the account within five business days if clarifying information/documentation is not received.  Please contact the Funds’ transfer agent at 1-800-492-8332 if you need additional assistance when completing your application.

Financial Highlights

The financial highlights of the Maryland Funds are incorporated by reference to the Maryland Funds’ Semi-Annual Report, dated September 30, 2007 , as filed on December 7, 2007.  The Semi-Annual Report was previously mailed to shareholders of the Funds and copies may be obtained at no charge by contacting the relevant Fund at 1-800-49BUFFALO (1-800-492-8332) or www.buffalofunds.com. Because the New Funds have not yet commenced operations as of the date of this Prospectus/Proxy Statement , there are no financial highlights available for the New Funds at this time.

E.    EXPENSES OF THE REORGANIZATION

The Advisor and USBFS have agreed to share all ordinary costs and expenses of the Reorganization, and there are not expected to be any extraordinary costs or expenses.  Any costs incurred by an individual shareholder, such as traveling to the Special Meeting or seeking personal financial advice, is the individual shareholder’s responsibility.

F.    SHAREHOLDER APPROVAL

For action to be taken by a Maryland Fund with respect to Proposal 1, the holders of a majority of the outstanding shares of the Fund entitled to vote in person or by proxy as of the Record Date for the Special Meeting will constitute a quorum.  Approval of the proposal will require the affirmative vote of a majority (i.e., more than 50%) of the outstanding shares of a Maryland Fund.

All shares represented by each properly signed proxy received before the Special Meeting will be voted at the Special Meeting.  Proxies may be voted by mail or by other instrument executed in writing (including electronic, telephonic, computerized or other alternatives to the execution of a written instrument) or by facsimile transmission, or by Internet.  If a shareholder specifies how the proxy is to be voted on any business properly to come before the Special Meeting, it will be voted in accordance with the instruction given.  If no choice is indicated on the proxy, it will be voted “FOR” approval of the Reorganization.  If any other matters come before the Special Meeting, proxies will be voted by the persons named as proxies in accordance with their best judgment.

If a quorum of shareholders of a Maryland Fund is not present at the Special Meeting, or if a quorum is present but sufficient votes to approve the proposal described in this Prospectus/Proxy Statement with respect to a Maryland Fund are not received, the persons named as proxies may, but are under no obligation to, propose one or more adjournments of the Special Meeting of such Maryland Fund to permit further solicitation of proxies.  Any business that might have been transacted at the Special Meeting with respect to a Maryland Fund may be transacted at any such adjourned session(s) at which a quorum is present.  The Special Meeting with respect to a Maryland Fund may be adjourned from time to time by a majority of the votes of the Maryland Fund properly cast upon the question of adjourning the Special Meeting of such Maryland Fund to another date and time, whether or not a quorum is present, and the Special Meeting of the Fund may be held as adjourned without further notice.  The persons named in the proxy will vote in favor of such adjournment those shares that they are entitled to vote if such adjournment is necessary to obtain a quorum or to obtain a favorable vote on the proposal.  The persons named in the proxy will vote against adjournment those shares that they are entitled to vote if the shareholder proxies instruct persons to vote against the proposal.

All proxies voted, including abstentions and broker non-votes (where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares), will be counted toward establishing a quorum.  Approval of the Reorganization will occur only if a sufficient number of votes are cast “FOR” that proposal as described above.  If shareholders of a Maryland Fund do not approve the Reorganization, the Maryland Fund will continue to operate as a separate corporation, or the Maryland Fund’s Board may take any further action as it deems to be in the best interest of the Maryland Fund and its shareholders.  Abstentions and broker non-votes do not constitute a vote “FOR” and effectively result in a vote “AGAINST.”

THE BOARDS OF DIRECTORS OF THE MARYLAND FUNDS UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR APPROVAL OF THE REORGANIZATION OF THE MARYLAND FUNDS INTO THE CORRESPONDING NEW FUNDS

II.    PROPOSAL 2

APPROVAL OF THE ELECTION OF THE FUNDS’
BOARDS OF DIRECTORS/TRUSTEES

APPLICABLE FUNDS:
BUFFALO BALANCED FUND, INC.
BUFFALO HIGH YIELD FUND, INC.
BUFFALO LARGE CAP FUND, INC.
BUFFALO SMALL CAP FUND, INC.
BUFFALO USA GLOBAL FUND, INC.
BUFFALO FUNDS

A.    INTRODUCTION

Shareholders of each of the Funds are being asked to vote on the election of the Boards of Directors/Trustees.  Five of the six nominees named below (each, a “Nominee,” and, collectively the “Nominees”) are currently Directors/Trustees of the Maryland Funds and the Trust and have served in that capacity since originally elected or appointed.  Four of the Nominees have previously been elected by shareholders.  Of the two Nominees who have not previously been elected by shareholders, one Nominee, Mr. Joseph C. Neuberger, has served as a Director/Trustee since his appointment by the Boards in May 2003.  Due to the pending resignation of Mr. Kent Gasaway, a current interested Director/Trustee, the Nominating Committee has nominated Mr. Sarris as a new interested Director/Trustee to fill the vacancy on the Boards that will be created by Mr. Gasaway’s resignation.  Each of the Nominees has consented to being named in this Prospectus/Proxy Statement and will serve if elected by shareholders.

The Maryland Funds’ Articles of Incorporation and the Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) do not require the annual election of Directors/Trustees.  However, in accordance with the 1940 Act, the Maryland Funds/Trust are required to hold a shareholders’ meeting for the election of Directors/Trustees if, after filling a vacancy on the Board, less than two-thirds of the Directors/Trustees holding office would have been elected by the shareholders.  Shareholders are being asked to approve the election of Mr. Neuberger, Mr. Sarris and each of the other Nominees so that all current members of the Boards have been approved by shareholders.  This will help to ensure compliance with the 1940 Act if one or more current members of the Boards resigns or retires.

B.    INFORMATION ABOUT THE NOMINEES AND THE BOARDS

The Nominees

Information about the Nominees, including their business addresses, ages and principal occupations during the past five years, and other directorships of publicly traded companies or registered investment management companies currently held by such Nominee, is set forth in the table below.  A Nominee is deemed to be an “independent” director/trustee (an “Independent Director/Trustee”) if the Nominee is not an “interested person” of the Funds as that term is defined in the 1940 Act.

NAME, AGE AND ADDRESS	CURRENT POSITION(S) HELD WITH MARYLAND FUNDS/ TRUST	TERM OF OFFICE AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR/ TRUSTEE	OTHER DIRECTORSHIPS HELD BY DIRECTOR/ TRUSTEE
INTERESTED DIRECTOR/TRUSTEE NOMINEES
Joseph C. Neuberger (46) [1] 615 E. Michigan Street, Milwaukee, WI 53202	Director/ Trustee and Chairman	Indefinite term and served since May 2003.	Executive Vice President, U.S. Bancorp Fund Services, LLC 1994 – present.	Ten	Trustee, USA MUTUALS (an open-end investment company with two portfolios); Trustee, Trust for Professional Managers (an open-end investment company with nineteen portfolios)
Grant P. Sarris (41) [1,2] 5420 West 61st Place Shawnee Mission, KS 66205	None	N/A
Portfolio Manager, Kornitzer Capital Management, Inc. 2003-present; Senior Vice President, Waddell and Reed Investment Management 2002-2003 and Portfolio Manager, Waddell and Reed Investment Management 1997-2003.
				N/A	None.
INDEPENDENT DIRECTOR/TRUSTEE NOMINEES
Thomas S. Case (66) 515 Piney Creek Road Reno, NV 89511	Director/ Trustee	Indefinite term and served since inception.	Retired	Ten	None
Gene M. Betts (54) Embarq Corp. 5454 W. 110th Street Overland Park, KS 66211	Director/ Trustee	Indefinite term and served since February 2001.	Chief Financial Officer, Embarq Corp. (telecommunications company) August 2005-present; Senior Vice President and Treasurer, Sprint Corp. (telecommunications company) 1990-2005.	Ten	Director, Garmin Ltd (a global positioning equipment company)
J. Gary Gradinger (63) Golden Star Inc. 400 East 10th Avenue North Kansas City, MO 64116	Director/ Trustee	Indefinite term and served since February 2001.	Chairman, President and Chief Executive Officer, Golden Star Inc. (manufacturer of textile cleaning products) 1968-present.	Ten	Director, MGP Ingredients, Inc. (a producer of food products)

NAME, AGE AND ADDRESS	CURRENT POSITION(S) HELD WITH MARYLAND FUNDS/ TRUST	TERM OF OFFICE AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR/ TRUSTEE	OTHER DIRECTORSHIPS HELD BY DIRECTOR/ TRUSTEE
Philip J. Kennedy (61) Department of Business Administration Penn State Shenango 147 Shenango Avenue Sharon, PA 16146	Director/ Trustee	Indefinite term and served since May 1995.	Internship Coordinator and Instructor in the Department of Business Administration, Penn State Shenango, 2001- present.	Ten	Director, Great Plains Trust Company (a Kansas Chartered trust company)

1 This Nominee may be deemed to be an “interested person” of the Funds as that term is defined in the 1940 Act.  Mr. Sarris is an interested person due to his employment by KCM, the Funds’ investment advisor.  Mr. Neuberger is an interested person due to his employment by U.S. Bancorp Fund Services, LLC, the Funds’ administrator and transfer agent, and an affiliate of the Funds’ underwriter, Quasar Distributors, LLC.

2 If Mr. Sarris is elected as a Director/Trustee, he will serve an indefinite term effective as of the date of the Special Meeting, and as a Director/Trustee will oversee ten portfolios in the fund complex.

Executive Officers

Officers of the Maryland Funds and the Trust are elected by each Board to oversee the day-to-day activities of the Funds.  Information about the executive officers of each Maryland Fund and the Trust, including their business addresses, ages and principal occupations during the past five years, is set forth in the table below.

NAME, AGE AND ADDRESS	POSITION WITH THE MARYLAND FUNDS/ TRUST	TERM OF OFFICE AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING THE PAST FIVE YEARS
Kent W. Gasaway (47) 5420 West 61st Place Shawnee Mission, KS 66205	Interested Director/ Trustee President and Treasurer	Indefinite term and served since inception. One year term and served since May 2003.	Senior Vice President/Portfolio Manager, Kornitzer Capital Management, Inc. (management company) 1991-present.
Barry Koster (46) 5420 West 61st Place Shawnee Mission, KS 66205	Chief Compliance Officer/Anti-Money Laundering Officer	Indefinite term and served since October 2004
Chief Compliance Officer since October 2004 and Chief Financial Officer since May 2002, Kornitzer Capital Management, Inc. (management company); Senior Manager from 2001-2002, Mock & Dakan P.C.; Senior Manager from 1990-2001, KPMG LLP (public accounting firm).

Rachel A. Spearo (28) 615 E. Michigan Street Milwaukee, WI 53202	Secretary	One year term and served since February 2006.	Counsel, U.S. Bancorp Fund Services, LLC since September 2004.

Responsibilities of the Boards

The business and affairs of the Funds are managed under the direction of the Boards of Directors/Trustees, including general oversight and review of investment policies and activities of each Fund.  The Boards also elect the officers of the Funds, who are responsible for supervising and administering each Fund’s day-to-day operations.  The Boards held four meetings during the fiscal year ended March 31, 2007.  Each incumbent director/trustee attended at least 75% of the Boards’ meetings and the meetings of the Boards’ committees on which the director/trustee served during such period.

Shareholders wishing to communicate with the Boards of Directors/Trustees or individual directors/trustees should send such correspondence to the offices of USBFS, 615 East Michigan Street, Milwaukee, Wisconsin 53202.  Shareholder communications will be sent directly to the applicable Board member(s).  The Funds currently do not have a policy with respect to Board members’ attendance at shareholder meetings.

Committees of the Boards

Audit Committee. Each Board has an Audit Committee, which assists the Board in fulfilling its duties relating to each Fund’s accounting and financial reporting practices, and also serves as a direct line of communication between the Board and the independent registered public accounting firm.  Each Board’s Audit Committee is comprised of Messrs. Case, Betts, Gradinger and Kennedy, the Independent Directors/Trustees.  The specific functions of the Audit Committee include recommending the engagement or retention of the independent registered public accounting firm, reviewing with the independent registered public accounting firm the plan and results of the auditing engagement, approving professional services provided by the independent registered public accounting firm prior to the performance of such services, considering the range of audit and non-audit fees, reviewing the independence of the independent registered public accounting firm, reviewing the scope and results of the Funds’ procedures for internal auditing, and reviewing the Funds’ system of internal accounting controls.  The Audit Committee met once during the last fiscal year.

Nominating Committee.  Each Board has a Nominating Committee, which has the responsibility, among other things, to:  (i) make recommendations and to consider shareholder recommendations for nominations for Board members; (ii) periodically review and approve Director/Trustee compensation; and (iii) make recommendations to the full Board for nominations for membership on all committees, review all committee assignments annually and periodically review the responsibilities and need for all committees of the Board.  The Nominating Committee is comprised of Messrs. Case, Betts, Gradinger and Kennedy, the Independent Directors/Trustees.  The Nominating Committee met once during the last fiscal year.

According to the Nominating Committee Charter approved by the Boards, the Nominating Committee will consider and review shareholder recommendations for nominations to fill vacancies on a Board if such recommendations are properly submitted to the Committee or the Fund.  In order to recommend a nominee, a “qualifying shareholder” (as defined below) should provide a written notice to the Nominating Committee containing the following information: (a) the name and address of the qualifying shareholder making the recommendation; (b) the number of shares of each class and series, if any, of shares of the Fund that are owned of record and beneficially by such qualifying shareholder and the length of time that such shares have been so owned by the qualifying shareholder; (c) a description of all arrangements and understandings between such qualifying shareholder and any other person or persons (naming such person or persons) pursuant to which the recommendation is being made; (d) the name, age, date of birth, business address and residence address of the person or persons being recommended; (e) such other information regarding each person recommended by such qualifying shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated by the Board; (f) whether the shareholder making the recommendation believes the person recommended would or would not be an “interested person” of the Fund, as defined in Section 2(a)(19) of the 1940 Act; and (g) the written consent of each person recommended to serve as a director/trustee of the Maryland Funds and the Trust if so nominated and elected/appointed.  The notice should be sent to the chairperson of the Nominating Committee, Mr. J. Gary Gradinger, care of the Secretary of the Maryland Funds and the Trust at 615 East Michigan Street, Milwaukee, Wisconsin 53202, and the envelope containing the notice should indicate “Nominating Committee.”

A “qualifying shareholder” who is eligible to recommend a nominee to the Nominating Committee is a (i) shareholder that beneficially owns more than 5% of a Fund’s outstanding shares for at least 12 months prior to submitting the recommendation to the Nominating Committee, or (ii) a group of shareholders that beneficially own, in the aggregate, more than 5% of a Fund’s shares for at least 12 months prior to submitting the recommendation to the Nominating Committee and (iii) provides a written notice to the Nominating Committee containing the information set forth above.

It is the intention of the Nominating Committee that the recommending shareholder demonstrate a significant and long-term commitment to the Funds and their other shareholders and that his or her objectives in submitting a recommendation is consistent with the best interests of the Funds and all of their shareholders.

In the event the Nominating Committee receives a recommendation from a qualifying shareholder (i) during a time when no vacancy exists or is expected to exist in the near term or (ii) within 60 days of the date of the meeting of the Board at which the Board acts to fill a vacancy or call a meeting of shareholders for the purpose of filling such vacancy, and, in each case, the recommendation otherwise contains all the information required, the Nominating Committee will retain such recommendation in its files until a vacancy exists or is expected to exist in the near term and the Nominating Committee commences its efforts to fill such vacancy.

Valuation Committee.  Each Board has a Valuation Committee that is responsible for: (1) monitoring the valuation of Fund securities and other investments; and (2) as required, when a full Board is not in session, determining the fair value of illiquid and other holdings after consideration of all relevant factors, which determinations are reported to the full Board.  The Valuation Committee meets as necessary when a market quotation for a Fund’s portfolio security is not readily available.  Currently, Mr. Gasaway, Mr. Neuberger and Mr. Eric McCormick, an assistant officer of the Funds, are members of the Valuation Committee.

Compensation

The Funds do not directly compensate any Director/Trustee or any officer for their normal duties and services.  Mr. Gasaway, Mr. Neuberger and Mr. Sarris, who are interested persons of the Funds due to their employment with the Advisor and USBFS, respectively, are compensated by those organizations and not by the Funds.  USBFS pays the director/trustee fees from its share of the management fee that it receives from KCM.  USBFS is an affiliate of the Funds’ underwriter.

Each Independent Director/Trustee receives an annual retainer of $12,000 for each fiscal year (April 1 to March 31), plus $200 per Fund for each Board meeting attended in person and $100 per Fund for meetings attended by telephone.  Each Board generally meets four times each year.  The following table shows the amount of fees paid by USBFS to each Independent Director/Trustee for the fiscal year ended March 31, 2007:

Name of Person, Position	Fees Paid on Behalf of Buffalo Funds Complex[1]
Thomas S. Case, Director/Trustee	$12,600
Gene M. Betts, Director/Trustee	$12,600
J. Gary Gradinger, Director/Trustee	$12,600
Philip J. Kennedy, Director/Trustee	$12,600
1These figures represent the annual aggregate compensation by the Fund Complex for the fiscal year ended March 31, 2007.  The Fund Complex is currently comprised of six separate registered investment companies with each company’s Board comprised of the same Directors/Trustees.

Reimbursements for out-of-pocket expenses are accrued and paid for by the Funds.  As of March 31, 2007, the Funds had paid the following reimbursements for such expenses:

Fund Name*	Reimbursements for Expenses
Buffalo Balanced	$ 590
Buffalo High Yield	$ 603
Buffalo Jayhawk China	$ 490
Buffalo Large Cap	$ 603
Buffalo Micro Cap	$ 599
Buffalo Mid Cap	$ 603
Buffalo Science & Technology	$ 603
Buffalo Small Cap	$ 603
Buffalo USA Global	$ 603
*The Buffalo International Fund had not yet commenced operations as of March 31, 2007.

C.    SHAREHOLDER APPROVAL

Approval of Proposal 2 by a Maryland Fund’s or the Trust’s shareholders will require the affirmative vote of a plurality of the votes cast by that Maryland Fund or Trust’s shareholders at the Special Meeting, provided that a quorum is present.  “Plurality” means that the individuals with the largest number of votes are elected as directors/trustees up to the maximum number of directors/trustees to be elected at the Special Meeting.

THE BOARDS OF DIRECTORS/TRUSTEES UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE TO THE BOARDS OF DIRECTORS/TRUSTEES

III.    PROPOSAL 3

APPROVAL OF A UNIFORM SET OF
FUNDAMENTAL INVESTMENT RESTRICTIONS

APPLICABLE FUNDS:
BUFFALO BALANCED FUND, INC.
BUFFALO HIGH YIELD FUND, INC.
BUFFALO INTERNATIONAL FUND
BUFFALO JAYHAWK CHINA FUND
BUFFALO LARGE CAP FUND, INC.
BUFFALO MICRO CAP FUND
BUFFALO MID CAP FUND
BUFFFALO SCIENCE & TECHNOLOGY FUND
BUFFALO SMALL CAP FUND, INC.
BUFFALO USA GLOBAL FUND, INC.

A.    INTRODUCTION

The Boards of Directors/Trustees of the Maryland Funds and the Trust have adopted certain investment restrictions as “fundamental” policies for each of the Funds.  Under the 1940 Act, “fundamental” investment restrictions cannot be changed without the approval of a majority of the outstanding voting securities of the applicable Fund, which means the vote of (1) more than 50% of the outstanding voting securities of a Fund or (2) 67% or more of the voting securities of a Fund present at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at the meeting, whichever is less.  Certain investment restrictions relating to activities specified by the 1940 Act are required to be fundamental.  Others may be designated as fundamental depending upon the circumstances of a fund.

As new funds have been added to the Buffalo family of Funds over the years, the fundamental investment restrictions relating to the same types of investment activities were expressed in different ways for different Funds.  Some of the differences reflect changes in the positions of the staff of the SEC or other regulatory requirements.  Certain restrictions for older Funds were adopted in response to regulatory or industry conditions that no longer exist or are no longer applicable to a Fund.

The uniform fundamental investment restrictions that are proposed herein have been drafted to reflect all current legal and regulatory requirements under the 1940 Act.  None of the proposed changes in fundamental investment restrictions are expected to have a material effect on the way the Funds’ investments are currently managed.  The Boards of Directors/Trustees are recommending that shareholders approve the amendment of certain of the Funds’ fundamental investment restrictions principally because such investment restrictions are currently more restrictive than is required under federal securities laws, and the proposed restrictions will allow the Funds greater flexibility in meeting their investment objectives.  The Boards of Directors/Trustees believe that the proposed changes are in the best interests of each Fund and its shareholders because they will modernize the fundamental investment restrictions and should enhance each Fund’s ability to achieve its investment objective while responding to future legal, regulatory, market and technical changes.  If the uniform list of fundamental investment restrictions is approved by the Funds’ shareholders, the current fundamental investment restrictions will be superseded and no longer apply.

In addition to the fundamental investment restrictions of each Fund, there is also a set of uniform non-fundamental investment restrictions for the Funds which set forth additional limits on the investment strategies and policies of the Funds.  These non-fundamental investment restrictions are described in the SAI and outlined in Appendix IV as well.  The non-fundamental investment restrictions supplement the fundamental investment restrictions and may be considered in evaluating the proposed uniform fundamental investment restrictions.

B.    DISCUSSION OF PROPOSAL

Current Fundamental Investment Restrictions of the Funds

The fundamental investment restrictions of the Funds are set forth below.

Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap and Buffalo USA Global Funds

These four Buffalo Funds will not:

(1)
As to 75% of their respective total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer;

(2)
Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) or futures contracts;

(3)
Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933);

(4)	Make loans to any of its officers, directors or employees, or to its manager, general distributor or officers or directors thereof;
(5)	Make any loan (the purchase of a security subject to a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan);
(6)	Invest in companies for the purpose of exercising control of management;
(7)	Purchase securities on margin, or sell securities short, except that a Fund may write covered call options;
(8)	Purchase shares of other investment companies except in the open market at ordinary broker’s commission or pursuant to a plan of merger or consolidation; and pursuant to the 1940 Act;
(9)
Invest in the aggregate more than 5% of the value of its gross assets in the securities of issuers (other than federal, state, territorial, or local governments, or corporations, or authorities established thereby), which, including predecessors have not had at least three years of continuous operations;

(10)
Except for transactions in its shares or other securities through brokerage practices, which are considered normal and generally accepted under circumstances existing at the time, enter into dealings with its officers or directors, its manager or underwriter, or their officers or directors, or any organization in which such persons have a financial interest;

(11)
Borrow or pledge its assets under normal circumstances, except up to 10% of its total assets (computed at the lower of fair market value or cost) temporarily for emergency or extraordinary purposes, and not for the purpose of leveraging its investments, and provided further that any borrowing in excess of the 5% of the total assets of a Fund shall have asset coverage of at least 3 to 1;

(12)	Make itself or its assets liable for the indebtedness of others;
(13)	Invest in securities which are assessable or involve unlimited liability;
(14)
Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit a Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries; the SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries; or, purchase or retain securities of any company in which any Fund officer, director or the Advisor--its partners, officers or director--beneficially own more than 1/2 of 1% of such company’s securities, if all such persons owning more than 1/2 of 1% of such company’s securities, own in the aggregate more than 5% of the outstanding securities of such company.

Buffalo Small Cap Fund

The Buffalo Small Cap Fund will not:

(1)
As to 75% of its total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer;

(2)
Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities) or futures contracts;

(3)
Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933);

(4)
Make loans to other persons, except by the purchase of debt obligations which are permitted under its policy (the purchase of a security subject to a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan);

(5)	Purchase securities on margin, or sell securities short, except that the Fund may write covered call options;
(6)
Borrow or pledge its credit under normal circumstances, except up to 10% of its total assets (computed at the lower of fair market value or cost) temporarily for emergency or extraordinary purposes, and not for the purpose of leveraging its investments, and provided further that any borrowing in excess of the 5% of the total assets of the Fund shall have asset coverage of at least 3 to 1; or,

(7)
Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit the Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries.  The SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries.

Buffalo Micro Cap Fund

The Buffalo Micro Cap Fund will not:

(1)
As to 75% of its total assets, purchase the securities of any one issuer, except the United States government or other investment companies, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of such issuer;

(2)
Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon;

(3)
Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the 1933 Act);

(4)
Make loans to other persons, except by the purchase of debt obligations which are permitted under its investment strategies or policies (entry into a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities will not be deemed a loan for purposes of this investment restriction);

(5)	Purchase securities on margin, or sell securities short, except that the Fund may write covered call options;
(6)
Borrow or pledge its assets in an amount exceeding 10% of the value of its total assets, and, in the event that market conditions or other factors result in the Fund’s borrowed amounts exceeding 10% of its assets (including the amount borrowed), the Fund will reduce the amount of its borrowing to an extent and in such a manner required by the 1940 Act.  The Fund will not borrow for the purposes of leveraging its investments, but only for temporary or emergency purposes; or,

(7)
Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit the Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry, for example: technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries.  The SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries.

Buffalo Jayhawk China Fund

The Buffalo Jayhawk China Fund will not:

(1)
Purchase or sell real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or from investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon;

(2)
Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the 1933 Act);

(3)
Make loans, provided that this restriction does not prevent the Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its assets to broker-dealers or institutional investors;

(4)	Borrow money or issue senior securities, except as the 1940 Act, any rule or order thereunder, or SEC staff interpretation thereof, may permit;
(5)
Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies).

Buffalo Mid Cap and Buffalo Science & Technology Funds

Neither of these Buffalo Funds will:

(1)
As to 75% of their respective total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer;

(2)
Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit either Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries; the SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries;

(3)
Borrow money or issue senior securities, except as the 1940 Act, any rule thereunder, or SEC staff interpretation thereof, may permit; the regulatory limits allow either Fund to borrow up to 5% of its total assets for temporary purposes and to borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the Fund’s other assets; the effect of this provision is to allow either Fund to borrow from banks amounts up to one-third (33 1/3%) of its total assets, including those assets represented by the borrowing;

(4)
Underwrite the securities of other issuers, except that either Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933;

(5)
Purchase or sell real estate, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent either Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein;

(6)
Purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent either Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities; or,

(7)
Make loans, provided that this restriction does not prevent either Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its assets to broker/dealers or institutional investors.

Buffalo International Fund

The Buffalo International Fund will not:

(1)
Purchase or sell real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or from investing in securities that are secured by real estate or interests therein), or commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities, futures contracts or options thereon);

(2)
Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the 1933 Act);

(3)
Make loans, provided that this restriction does not prevent the Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its portfolio securities to broker dealers or institutional investors;

(4)
Borrow money or issue senior securities, except as the 1940 Act, any rule thereunder, or SEC staff interpretation thereof, may permit; the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed).  In addition, the Fund may borrow up to 5% of its total assets from a bank or other person for temporary purposes;

(5)
Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities); or

(6)	Change its classification from diversified as defined under the 1940 Act to non-diversified.

Proposed New Fundamental Investment Restrictions

If Proposal 3 is approved by the shareholders of a Fund, the following fundamental investment restrictions will be substituted for that Fund’s existing fundamental investment restrictions:

For All Funds

Each Fund will not:

(1)
as to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies);

(2)
engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein;

(3)
Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933);

(4)
make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement;

(5)
borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes ;

(6)
make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies) ; or

(7)
purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments.

Discussion of Proposed Fundamental Restrictions

Proposed Fundamental Investment Restriction (1)

Proposed Fundamental Investment Restriction (1) relates to each Fund’s status as a diversified investment company under the meaning of the 1940 Act.  The 1940 Act requires that a diversified fund have at least 75% of the value of its total assets in cash and cash equivalents, Government securities, securities of other investment companies, and other securities.  Furthermore, the Fund may not own securities of a single issuer that account for more than 5% of the Fund’s assets or that constitute more than 10% of the issuer’s voting securities.  The Boards of Directors/Trustees believe it is appropriate to include this fundamental investment restriction for all Funds because the 1940 Act requires shareholder approval in order to change a Fund’s sub-classification from diversified to non-diversified.

All Funds, with the exception of the Buffalo Jayhawk China Fund and the Buffalo International Fund, already include a fundamental restriction that is substantially the same as the proposed restriction.  Even though the Buffalo Jayhawk China Fund and Buffalo International Fund do not currently classify this restriction as fundamental, the Funds’ registration statements disclose that the Funds are “diversified” funds within the meaning of the 1940 Act, and that such classification cannot change without shareholder approval.  The approval of this fundamental restriction will not change the status of any Fund, and all Funds will continue to be classified as “diversified” funds within the meaning of the 1940 Act.

Proposed Fundamental Investment Restriction (2)

While the 1940 Act does not prohibit a fund from investing in real estate, it does require that a fund’s policy with respect to investing in real estate be fundamental.  Each Fund is currently subject to a fundamental policy prohibiting it from investing in real estate.  The Boards of Directors/Trustees believe the new fundamental investment restriction with respect to investing in real estate is appropriate for each Fund because it is consistent with the investment strategy of each Fund, and will provide uniformity among the Funds.

Proposed Fundamental Investment Restriction (3)

Each Fund is currently subject to a fundamental investment restriction that prohibits it from acting as an underwriter of securities or an underwriter of securities of other issuers.  Under the 1940 Act, a fund’s policy concerning underwriting is required to be fundamental.  A company is generally considered to be an underwriter if it participates in the public distribution of securities of other issuers, including the purchasing of securities from another issuer with the intention of re-selling the securities to the public.  Because underwriters are subject to significant regulatory requirements, the Funds operate in a manner that allows them to avoid acting as underwriters.  The fundamental investment restriction with respect to underwriting is currently uniform for all Funds, and no changes are being proposed for this fundamental investment restriction.

Proposed Fundamental Investment Restriction (4)

The 1940 Act requires that a fund describe its policies with respect to making loans, and that such policies be designated as fundamental.  The Funds are currently subject to a fundamental restriction prohibiting them from making loans, with each Fund’s restriction carving out exceptions for lending activity that is consistent with that Fund’s investment strategy (for example, investing in debt securities or repurchase agreements, or lending of portfolio securities).  The Boards of Directors/Trustees recommends that the Funds adopt the new fundamental investment restriction because it provides for a uniform restriction with respect to the making loans for all Funds, while allowing a Fund to engage in activities that are consistent with its investment strategy.

Proposed Fundamental Investment Restriction (5)

The 1940 Act imposes limits on the ability of open-end funds to borrow money or issue senior securities.  The purpose of this limitation is to protect shareholders by ensuring that a fund does not subject its assets to any claims of creditors or senior security holders who would be entitled to dividends or rights on liquidation of the fund that would have precedence over the rights of shareholders.  Under the 1940 Act, policies and restrictions relating to borrowing and issuance of senior securities must be fundamental.

The 1940 Act makes it unlawful for any fund to issue any class of senior security or sell any senior security of which it is the issuer, except that a fund is permitted to borrow from any bank, provided that immediately after borrowing there is an asset coverage of at least 300% for all borrowings of the fund, and provided further, that in the event that such asset coverage falls below 300%, the fund shall within 3 days thereafter, reduce the amount of its borrowings to such an extent that the asset coverage of the fund’s borrowings shall be at least 300%.  Under the 1940 Act, a fund is also permitted to borrow up to 5% of its total assets for temporary purposes.  While the Funds use a variety of descriptions, all generally describe the borrowing limitations within the 1940 Act although most of the Funds also cap borrowings at 10% of their respective net assets, which is not required under the 1940 Act.  This 10% cap on borrowing will be eliminated if the Funds’ shareholders approve this proposal.  The proposed new fundamental investment restriction would allow each Fund to borrow within the specified limits of the 1940 Act.

Proposed Fundamental Investment Restriction (6)

Under the 1940 Act, a fund’s policy with respect to concentration of investments in the securities of companies in any particular industry must be fundamental.  The Funds’ currently have varied investment restrictions with respect to concentration that in some cases specifically reference particular industries or groups of industries within the restriction.  Many of these references are out of date with respect to a Fund’s current investment strategy.  The Boards of Directors/Trustees recommend the new fundamental investment restriction because it is substantially the same as the Funds’ current policies, while refraining from specifically mentioning industries or groups of industries that may become irrelevant in the future.  The proposed restriction is drafted to provide the Funds with flexibility to respond to changes in the SEC staff’s position on concentration of investments or to other relevant legal, regulatory or market developments without the delay of a shareholder vote.  Adoption of the proposed restriction is not expected to materially affect the manner in which the Funds are managed because this change does not reflect a change from non-concentration to concentration or vice versa.

Proposed Fundamental Investment Restriction (7)

Although the 1940 Act does not prohibit a fund from investing in futures contracts and options thereon, each Fund is currently subject to a fundamental policy that prohibits it from investing in physical commodities, futures contracts and options thereon.  The use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.  Such instruments may be used to gain market exposure when other acceptable investments are not available or during periods of market volatility or to hedge portfolio positions.  To the extent that the Advisor employs such financial instruments in the management of a Fund’s portfolio, a Fund will observe the “cover” and/or “segregation” requirements of the 1940 Act applicable to the issue of senior securities.  The Boards of Directors/Trustees believe that the new fundamental investment restriction with respect to investing in physical commodities and commodities contracts is appropriate for each Fund in order to provide uniformity among the Funds and to permit the Advisor to efficiently manage a Fund’s portfolio through investments in derivative financial instruments.

Discussion of Material Differences and New Risks Which May Arise As A Result of Proposed Uniform Fundamental Investment Restrictions

If Proposal 3 is approved by the shareholders of a Fund, the proposed fundamental investment restrictions described above will be substituted for that Fund’s existing fundamental investment restrictions.  Approval of the proposed uniform set of fundamental investment restrictions for most of the Funds will result in minor rewording and limited changes to the majority of current fundamental investment restrictions.  In some instances, however fundamental investment restrictions are added, eliminated, reclassified as non-fundamental and/or modified in a substantive manner.  These differences could give rise to material risks in the future. For more information on the proposed changes to the fundamental investment restrictions for each Fund, please see Appendix IV, which compares each current fundamental investment restriction to the proposed uniform set of fundamental investment restrictions and notes material differences and possible risks which may arise as a result of the changes.

The proposed changes to each Fund’s fundamental investment restrictions does not suggest that there is any intention or plan to change the investment objectives, strategies or policies of the Fund. The investment objectives, strategies or policies of each Fund are expected to remain the same.  Since the current operation of the Funds will not change as a result of the change in fundamental investment restrictions, there should be no material increase in risk to the investors.  Nevertheless, it is possible that a Fund may, in the future, implement a strategy or investment technique that is prohibited under the current fundamental investment restrictions. The Board may also approve a change to an investment restriction which, in some cases, previously required shareholder approval, although shareholders would be provided with prior written notice.  Since these possibilities exist, we urge you to carefully review the proposed changes to the investment restrictions applicable to your Fund and your rights with respect to voting on future change in these restrictions.

C.	SHAREHOLDER APPROVAL

Approval of Proposal 3 by a Fund’s shareholders will require the affirmative vote of a majority of outstanding shares of that Fund, as defined in the 1940 Act.  Under the 1940 Act, the vote of a “majority of the outstanding shares” means the vote of (1) 67% or more of the voting securities entitled to vote on the Proposal that are present that the Special Meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (2) more than 50% of the outstanding voting securities entitled to vote on the Proposal, whichever is less. With respect to Proposal 3, shareholders have the option of: (1) voting “For,” “Against” or “Abstain” as to all proposed changes in the Fund’s fundamental investment restrictions, or (2) voting on each proposed change in the Fund’s fundamental investment restrictions separately. All proxies voted, including abstentions and broker non-votes (where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares), will be counted toward establishing a quorum.  Abstentions and broker non-votes do not constitute a vote “FOR” and effectively result in a vote “AGAINST.”

THE BOARDS OF DIRECTORS/TRUSTEES UNANIMOUSLY RECOMMEND THAT
YOU VOTE FOR THE APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT
RESTRICTIONS FOR THE FUNDS

II.    PROPOSAL 4

APPROVAL OF THE REDESIGNATION OF CERTAIN FUNDS’ INVESTMENT
OBJECTIVES FROM FUNDAMENTAL TO NON-FUNDAMENTAL

APPLICABLE FUNDS:
BUFFALO BALANCED FUND, INC.
BUFFALO HIGH YIELD FUND, INC.
BUFFALO LARGE CAP FUND, INC.
BUFFALO SMALL CAP FUND, INC.
BUFFALO USA GLOBAL FUND, INC.

A.	INTRODUCTION

The Boards of Directors of Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds, Inc. recommend that shareholders of each Fund vote to approve the redesignation of the Fund’s investment objective from fundamental to non-fundamental.  This Proposal does not apply to the Buffalo International, Buffalo Jayhawk China, Buffalo Micro Cap, Buffalo Mid Cap or Buffalo Science & Technology Funds because the investment objectives of those Funds are already designated as non-fundamental.   The investment objectives for the Buffalo Balanced, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds are long-term growth of capital.  In addition, the Buffalo Balanced Fund seeks to produce high current income.  The investment objective for the Buffalo High Yield Fund is high current income with long-term growth of capital as a secondary objective.

B.	DISCUSSION OF PROPOSAL

The investment objective of each Fund to which this proposal applies is currently treated as “fundamental,” which means that any changes, even those that do not result in material changes in the manner in which a Fund is managed or the risks to which it is subject, may require shareholder approval.  Under the 1940 Act, the Funds’ investment objectives are not required to be fundamental.  In order to provide Fund management with greater flexibility to respond to legal, regulatory, market or industry changes, the Boards of Directors have approved the redesignation of each applicable Funds’ investment objective from fundamental to non-fundamental.  A non-fundamental investment objective may be changed at any time by the Fund’s Board without the delay and expense of soliciting proxies and holding a shareholder meeting.

The redesignation from fundamental to non-fundamental will not change any of the Funds’ current investment objectives.  If this Proposal is approved, a Fund’s Board will be able to approve a change in a Fund’s investment objective without obtaining shareholder approval.  However, if such a change is made, shareholders will be given thirty (30) days written notice of the change prior to its implementation.

C.	SHAREHOLDER APPROVAL

Approval of Proposal 4 by a Fund’s shareholders will require the affirmative vote of a majority of outstanding shares of that Fund, as defined in the 1940 Act.  Under the 1940 Act, the vote of a “majority of the outstanding shares” means the vote of (1) 67% or more of the voting securities entitled to vote on the Proposal that are present that the Special Meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (2) more than 50% of the outstanding voting securities entitled to vote on the Proposal, whichever is less.  If the redesignation of any Fund’s investment objective from fundamental to non-fundamental is not approved by shareholders of that Fund, that Fund’s investment objective will remain fundamental.  All proxies voted, including abstentions and broker non-votes (where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares), will be counted toward establishing a quorum.  Abstentions and broker non-votes do not constitute a vote “FOR” and effectively result in a vote “AGAINST.”

THE BOARDS OF DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE
FOR THE APPROVAL OF THE REDESIGNATION OF THE BUFFALO BALANCED,
BUFFALO HIGH YIELD, BUFFALO LARGE CAP, BUFFALO SMALL CAP AND BUFFALO
USA GLOBAL FUNDS’ INVESTMENT OBJECTIVES FROM FUNDAMENTAL TO NON-
FUNDAMENTAL

III.    PROPOSAL 5

APPROVAL OF THE REDESIGNATION OF CERTAIN FUNDS’ INVESTMENT
STRATEGIES AND POLICIES FROM FUNDAMENTAL TO NON-FUNDAMENTAL

APPLICABLE FUNDS:
BUFFALO BALANCED FUND, INC.
BUFFALO HIGH YIELD FUND, INC.
BUFFALO LARGE CAP FUND, INC.
BUFFALO SMALL CAP FUND, INC.
BUFFALO USA GLOBAL FUND, INC.

A.	INTRODUCTION

The Boards of Directors of Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds, Inc. recommend that shareholders of each Fund vote for the approval of the redesignation of the Fund’s investment strategies and policies, as set forth in the Funds’ prospectus, from fundamental to non-fundamental.  This Proposal does not apply to the Buffalo International, Buffalo Jayhawk China, Buffalo Micro Cap, Buffalo Mid Cap or Buffalo Science & Technology Funds because the investment strategies and policies of those Funds are already designated as non-fundamental.

B.	DISCUSSION OF PROPOSAL

The investment strategies and policies of each Fund to which this proposal applies are currently treated as “fundamental,” which means that any changes, even those that do not result in significant changes in the manner in which a Fund is managed or the risks to which it is subject, may require shareholder approval.  Under the 1940 Act, the Funds’ investment strategies and policies are not required to be fundamental.  In order to provide Fund management with greater flexibility to respond to legal, regulatory, market or industry changes, the Boards of Directors have approved the redesignation of each applicable Funds’ investment strategies and policies from fundamental to non-fundamental.  A non-fundamental investment strategy or policy may be changed at any time by a Fund’s Board without the delay and expense of soliciting proxies and holding a shareholder meeting.

For a complete discussion of your Fund’s investment strategies and policies, please refer to the Funds’ prospectus.   (Each Fund’s investment strategies and polices are also discussed herein – please see “Proposal 1: Information About the New Funds”)   The redesignation of the Funds’ investment policies and strategies from fundamental to non-fundamental will not change any of the Funds’ current investment strategies and policies.   If this Proposal is approved, a Fund’s Board will be able to approve a change in the Fund’s non-fundamental investment strategies and policies without obtaining shareholder approval.  However, shareholders would be provided with 60 days’ prior written notice of any change in the Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap or Buffalo USA Global Fund’s investment policy of investing at least 80% of its net assets according to the strategies suggested by each of those Funds’ names .

C.	SHAREHOLDER APPROVAL

Approval of Proposal 5 by a Fund’s shareholders will require the affirmative vote of a majority of outstanding shares of that Fund, as defined in the 1940 Act.  Under the 1940 Act, the vote of a “majority of the outstanding shares” means the vote of (1) 67% or more of the voting securities entitled to vote on the Proposal that are present at the Special Meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (2) more than 50% of the outstanding voting securities entitled to vote on the Proposal, whichever is less.  If the redesignation of any Fund’s investment strategies and policies from fundamental to non-fundamental is not approved by shareholders of that Fund, that Fund’s investment strategies and policies will remain fundamental.  All proxies voted, including abstentions and broker non-votes (where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares), will be counted toward establishing a quorum.  Abstentions and broker non-votes do not constitute a vote “FOR” and effectively result in a vote “AGAINST.”

THE BOARDS OF DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE
FOR THE APPROVAL OF THE REDESIGNATION OF THE BUFFALO BALANCED,
BUFFALO HIGH YIELD, BUFFALO LARGE CAP, BUFFALO SMALL CAP AND BUFFALO
USA GLOBAL FUNDS’ INVESTMENT STRATEGIES AND POLICIES FROM
FUNDAMENTAL TO NON-FUNDAMENTAL

IV.          ADDITIONAL INFORMATION ABOUT THE FUNDS

A.	INVESTMENT ADVISOR AND SUB-ADVISOR

Kornitzer Capital Management, Inc. is the manager and investment advisor for the Funds and is responsible for overseeing and implementing each Fund’s investment program and managing the day-to-day investment activity and general operations of each Fund.  KCM was founded in 1989.  In addition to managing and advising the Funds, KCM provides investment advisory services to a broad variety of individual, corporate and other institutional clients.  As manager, KCM provides or pays the cost of all management, supervisory and administrative services required in the normal operation of the Funds.  This includes: investment management and supervision (including sub-advisor costs if applicable); transfer agent and accounting services; a portion of foreign custody fees (if applicable); fees for domestic custody services; independent auditors and legal counsel; fees and expenses of officers, directors/trustees and other personnel; rent; shareholder services; and other items incidental to corporate administration.  KCM is located at 5420 West 61st Place, Shawnee Mission, KS 66205.

Jayhawk Capital Management, LLC (the “Sub-Advisor”) is the sub-advisor for the Buffalo Jayhawk China Fund only.  Together with the Advisor, the Sub-Advisor is responsible for implementing the Buffalo Jayhawk China Fund’s investment program, and is responsible for the day-to-day investment activity of the Fund.  The Sub-Advisor was founded in 1995.  In addition to managing and advising the Buffalo Jayhawk China Fund, the Sub-Advisor provides investment advisory services to private investment funds, which may also invest in Chinese companies, similar to the Fund.  The Sub-Advisor is located at 5410 West 61st Place, Suite 100, Mission, KS 66205.

B.	SERVICE PROVIDERS

KCM has retained USBFS, to provide various administrative and accounting services necessary for the operations of the Funds.  Services provided by USBFS include: facilitating general Fund management; monitoring Fund compliance with federal and state regulations; supervising the maintenance of each Fund’s general ledger, the preparation of each Fund’s financial statements, the determination of the net asset value of each Fund’s assets and the declaration and payment of dividends and other distributions to shareholders; and preparing specified financial, tax and other reports.  KCM has also retained USBFS to serve as the transfer agent for each Fund.  As the Funds’ transfer agent, USBFS performs shareholder service functions such as maintaining the records of each shareholder’s account, answering shareholders’ inquiries concerning their accounts, processing purchases and redemptions of each Fund’s shares, acting as dividend and distribution disbursing agent and performing other accounting and shareholder service functions.

Quasar is the principal underwriter for the shares of the Funds.  Quasar is a registered broker-dealer and member of FINRA, and is an affiliate of USBFS.

U.S. Bank, National Association, an affiliate of USBFS (the “Custodian”), is the custodian of the assets of the Funds pursuant to custody agreements between the Custodian and the Maryland Funds and the Trust, whereby the Custodian charges fees on a transactional basis plus out-of-pocket expenses.  The Custodian’s address is 1555 N. River Center Drive, Suite 302, Milwaukee, WI 53212.  The Custodian does not participate in decisions relating to the purchase and sale of securities by the Funds.  The Custodian and its affiliates may participate in revenue sharing arrangements with service providers of mutual funds in which the Funds may invest.

C.	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Funds’ financial statements are audited by an independent registered public accounting firm approved by the Directors each year, and in years in which an annual meeting is held the Directors may submit their selection of an independent registered public accounting firm to the shareholders for ratification.  Ernst & Young LLP (“Ernst & Young”), One Kansas City Place, 1200 Main Street, Suite 2000, Kansas City, Missouri 64105 is the Funds’ current independent registered public accounting firm.

Audit Fees.  For the fiscal years ended March 31, 2006 and March 31, 2007, Ernst & Young received $104,000 and $138,050, respectively, for professional services rendered for the audit of the Funds’ annual financial statements or services that are normally provided in connection with statutory and regulatory filings.

Audit-Related Fees.  For the fiscal years ended March 31, 2006 and March 31, 2007, Ernst & Young received $3,500 and $4,300, respectively, for a review of the Funds’ semi-annual financial statements.

Tax Fees.  For the fiscal years ended March 31, 2006 and March 31, 2007, Ernst & Young received $15,600 and $19,100, respectively, for professional services rendered for tax compliance, tax advice and tax planning.

All Other Fees.  For the fiscal years ended March 31, 2006 and March 31, 2007, Ernst & Young did not bill the Maryland Funds or the Trust for products and services other than the services reported above.

Audit Committee Pre-Approval Policies and Procedures. The Audit Committee has adopted policies and procedures with regard to the pre-approval of services.  The Audit Committee shall pre-approve and recommend to the Boards: (i) the selection, retention or termination of auditors and, in connection therewith, to evaluate the independence of the auditors, including whether the auditors provide any consulting services to the Advisor, and to receive the auditors’ specific representations as to their independence; (ii) the proposed scope of audit services and the related fees; (iii) the scope of all non-audit services to be provided by the Funds’ independent registered public accounting firm to the Funds; and (iv) the scope of non-audit services relating directly to the operation and financial reporting of the Funds provided to the Advisor or to any entity that controls, is controlled by or is under common control with the Advisor providing ongoing services to the Funds; when, without such pre-approval, the auditor would not be independent of the Funds under applicable federal securities laws, rules or auditing standards.

Non-Audit Fees.  The aggregate non-audit fees billed by Ernst & Young to the Funds for audit-related and tax services were $19,100 and $23,400 for the 2006 and 2007 fiscal years, respectively.

The Audit Committee has considered whether the provision of non-audit services that were rendered to the Advisor and any affiliate of the Advisor that provides services to the Funds that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X as compatible with maintaining Ernst & Young’s independence.

D.	INDEMNIFICATION

The Maryland Funds’ Articles of Incorporation provide that to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law (the “MGCL”), no director or officer of a Maryland Fund will be liable to the Maryland Fund or its shareholders for money damages.  This limited liability provision applies to events occurring at the time a person serves as a director or officer of a Maryland Fund and may be relied upon even if such person is no longer serving as a director or officer at the time of any proceeding in which liability is asserted.

The Maryland Funds’ Articles of Incorporation also provide that the Maryland Funds will indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the MGCL.  The Maryland Funds will indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.  The Board of Directors may make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the MGCL.  However, the Maryland Funds will not indemnify any director or officer of the Maryland Funds against any liability to the Maryland Fund or its shareholders arising from such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties their office.

The Trust’s Declaration of Trust provides that to the fullest extent that limitations on the liability of trustees and officers are permitted by the Delaware Business Trust Act, officers and trustees shall not be responsible or liable in any event for any act or omission of: any agent or employee of the Trust; any investment adviser or principal underwriter of the Trust; or with respect to each trustee and officer, the act or omission of any other trustee or officer, respectively.

The Trust will indemnify the trustees and officers against any and all claims rising out of or related to such person’s performance of his or her duties as an officer or trustee of the Trust.  This limitation on liability applies to events occurring at the time such person serves as a trustee or officer of the Trust, regardless of whether or not such person is serving as a trustee or officer at the time of any proceeding in which liability is asserted.  However, the Trust will not indemnify any trustee or officer of the Trust against any liability to the Trust or its shareholders arising from such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of their office.

The Trust’s Declaration of Trust also provides the trustees and officers will not be held personally liable for any note, bond, contract, instrument, certificate, undertaking or act whatsoever issued, executed or done by or on behalf of the Trust by a trustee or officer in his or her capacity as such, except as described in the last sentence of the first paragraph of Section 2 of Article VII.

If the shareholders of the Maryland Funds approve the Reorganization, the indemnification provisions that apply to the Trust will apply to the New Funds.

E.	REPORTS TO SHAREHOLDERS AND FINANCIAL STATEMENTS

The audited financial statements of each of the Buffalo Funds, which are contained in the March 31, 2007 Annual Report to Shareholders, are incorporated herein by reference.  Unaudited reports to shareholders will be published at least semi-annually.  You may obtain a free copy of these documents by calling or mailing the Funds, or by accessing the Funds’ website, using the information below:

1-800-49-BUFFALO
(1-800-492-8332)
Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
www.buffalofunds.com

Copies of the Funds’ Annual and Semi-Annual Reports to Shareholders and other information about the Funds may also be obtained by visiting the Securities and Exchange Commission’s Public Reference Room in Washington, DC (202-551-8090) or by accessing the EDGAR database on the Commission’s Internet site at http://www.sec.gov.  Copies of this information also may be obtained, upon payment of a duplicating fee, by writing to the Commission’s Public Reference Section, Washington, D.C. 20549-0102 or by sending an e-mail request to: publicinfo@sec.gov.

F.	SHAREHOLDER COMMUNICATIONS

Shareholders may communicate with a Board of Directors/Trustees by sending communications to the Secretary of the Funds, Rachel A. Spearo c/o U.S. Bancorp Fund Services, LLC, 777 East Wisconsin Avenue, 4th Floor, Milwaukee, Wisconsin 53202.

G.	VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Shareholders of a Fund as of the close of business on April 21, 2008 (the “Record Date”) will be entitled to be present and vote at the Special Meeting for each Proposal applicable to that Fund.  As of that date, the following numbers of shares were outstanding for the Funds:

Fund	Shares Outstanding and Entitled to Vote (unaudited)
Buffalo Balanced Fund, Inc.	14,757,463.526
Buffalo High Yield Fund, Inc.	14,243,061.999
Buffalo International Fund	2,247,512.759
Buffalo Jayhawk China Fund	3,127,548.777
Buffalo Large Cap Fund, Inc.	2,095,742.012
Buffalo Micro Cap Fund	3,216,558.686
Buffalo Mid Cap Fund	29,259,873.792
Buffalo Science & Technology Fund	12,755,290.472
Buffalo Small Cap Fund, Inc.	77,296,904.158
Buffalo USA Global Fund, Inc.	5,246,272.271

As of the Record Date, the Funds’ shareholders of record and/or beneficial owners (to the Trust’s knowledge) who owned five percent or more of the Funds’ outstanding shares are set forth below:

Buffalo Balanced Fund, Inc.
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Charles Schwab & Co. Inc. 101 Montgomery St. San Francisco, CA 94104		26.47%
National Financial Services Corp One World Financial Center 200 Liberty St. MF Dept. 5th Fl New York, NY 10281		22.23%
Great Plains Trust Co. 7700 Shawnee Mission PKWY Ste. 101 Overland Park, KS 66202		10.43%
UMBSC & Co. A/C 110290 P.O. Box 419260 Kansas City, MO 64141		7.31%

Buffalo High Yield Fund, Inc.
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Charles Schwab & Co. Inc. 101 Montgomery St. San Francisco, CA 94104		26.61%
National Financial Services Corp For Benefit of NFS FMTC SEP IRA FOB Bennie B Batson One World Financial Center 200 Liberty St. MF Dept. 5th Fl New York, NY 10281		10.27%
Great Plains Trust Co. 7700 Shawnee Mission PKWY Ste. 101 Overland Park, KS 66202		13.33%

Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
UMBSC & Co. A/C 110290 P.O. Box 419260 Kansas City, MO 64141		20.49%
Ameritrade Inc. P.O. Box 2226 Omaha, NE 68103		5.92%

Buffalo International Fund
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Great Plains Trust Co. 7700 Shawnee Mission PKWY Ste. 101 Overland Park, KS 66202		41.61%
UMBSC & Co. A/C 110290 P.O. Box 419260 Kansas City, MO 64141		42.51%

Buffalo Jayhawk China Fund
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
National Financial Services Corp One World Financial Center 200 Liberty St. MF Dept. 5th Fl New York, NY 10281		7.05%
Great Plains Trust Co. 7700 Shawnee Mission PKWY Ste. 101 Overland Park, KS 66202		22.87%
UMBSC & Co. A/C 110290 P.O. Box 419260 Kansas City, MO 64141		31.29%

Buffalo Large Cap Fund, Inc.
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Charles Schwab & Co. Inc. 101 Montgomery St. San Francisco, CA 94104		14.45%
Great Plains Trust Co. 7700 Shawnee Mission PKWY Ste. 101 Overland Park, KS 66202		17.84%
UMBSC & Co. A/C 110290 P.O. Box 419260 Kansas City, MO 64141		10.94%

Buffalo Micro Cap Fund
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Vermont Western Assurance Inc 84 Pine St. 600 Financial Plaza Burlington, VT 05401		11.77%
Great Plains Trust Co. 7700 Shawnee Mission PKWY Ste. 101 Overland Park, KS 66202		13.65%
UMBSC & Co. A/C 110290 P.O. Box 419260 Kansas City, MO 64141		6.55%

Buffalo Mid Cap Fund
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Charles Schwab & Co. Inc. 101 Montgomery St. San Francisco, CA 94104		28.33%
National Financial Services Corp For Benefit of Victor Von Althan One World Financial Center 200 Liberty St. MF Dept. 5th Fl New York, NY 10281		16.72%
Perching LLC P.O. Box 2052 Jersey City, NJ 07303		5.57%
Mitra & Co. C/O M&I Trust Co., NA 11270 W Park Pl Ste. 400 PPW-08-WM Attn: Mutual Funds Milwaukee, WI 53224		10.20%

Buffalo Science & Technology Fund
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Charles Schwab & Co. Inc. 101 Montgomery St. San Francisco, CA 94104		43.66%
National Financial Services Corp One World Financial Center 200 Liberty St. MF Dept. 5th Fl New York, NY 10281		25.85%

Buffalo Small Cap Fund, Inc.
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Charles Schwab & Co. Inc. 101 Montgomery St. San Francisco, CA 94104		32.51%
National Financial Services Corp One World Financial Center 200 Liberty St. MF Dept. 5th Fl New York, NY 10281		12.29%

Buffalo USA Global Fund, Inc.
Name and Address	No. of Shares Owned	% of Shares	Type of Ownership
Charles Schwab & Co. Inc. 101 Montgomery St. San Francisco, CA 94104		55.50%
Great Plains Trust Co. 7700 Shawnee Mission PKWY Ste. 101 Overland Park, KS 66202		8.64%
UMBSC & Co. A/C 110290 P.O. Box 419260 Kansas City, MO 64141		6.15%

H.	MANAGEMENT OWNERSHIP OF THE FUNDS

As of December 31, 2007, the Directors/Trustees had the following interests in the Buffalo Funds’ securities:

NAME OF DIRECTOR/TRUSTEE	DOLLAR RANGE OF EQUITY SECURITIES IN EACH FUND		AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL REGISTERED INVESTMENT COMPANIES OVERSEEN BY DIRECTOR/TRUSTEE IN FAMILY OF INVESTMENT COMPANIES
INTERESTED DIRECTORS
Joseph C. Neuberger	Balanced: High Yield: International: Jayhawk China : Large Cap: Micro Cap: Mid Cap: Science & Tech: Small Cap: USA Global:	None None None None None None None None None None	None
Kent W. Gasaway	Balanced: High Yield: International: Jayhawk China: Large Cap: Micro Cap: Mid Cap: Science & Tech: Small Cap: USA Global:	Above $100,000 Above $100,000 $50,001-$100,000 Above $100,000 Above $100,000 Above $100,000 Above $100,000 Above $100,000 Above $100,000 Above $100,000	Above $100,000

NAME OF DIRECTOR/TRUSTEE	DOLLAR RANGE OF EQUITY SECURITIES IN EACH FUND		AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN ALL REGISTERED INVESTMENT COMPANIES OVERSEEN BY DIRECTOR/TRUSTEE IN FAMILY OF INVESTMENT COMPANIES
INDEPENDENT DIRECTORS
Thomas S. Case	Balanced: High Yield: International: Jayhawk China: Large Cap: Micro Cap: Mid Cap: Science & Tech: Small Cap: USA Global:	$1-$10,000 $1-$10,000 None None $1-$10,000 None $10,001-$50,000 None None $1-$10,000	$10,001-$50,000
Gene M. Betts	Balanced: High Yield: International: Jayhawk China: Large Cap: Micro Cap: Mid Cap: Science & Tech: Small Cap: USA Global:	None $50,000-$100,000 Above $100,000 $10,001-$50,000 None $10,001-$50,000 $10,001-$50,000 None None None	Above $100,000
J. Gary Gradinger	Balanced: High Yield: International: Jayhawk China: Large Cap: Micro Cap: Mid Cap: Science & Tech: Small Cap: USA Global:	None None None None None $1-$10,000 $10,001-$50,000 $10,001-$50,000 $10,001-$50,000 None	Above $100,000
Philip J. Kennedy	Balanced: High Yield: International: Jayhawk China: Large Cap: Micro Cap: Mid Cap: Science & Tech: Small Cap: USA Global:	Above $100,000 $1-$10,000 $1-$10,000 $10,001-$50,000 $1-$10,000 $1-$10,000 $10,001-$50,000 $1-$10,000 $10,001-$50,000 $1-$10,000	Above $100,000

As of April 21, 2008, officers and Directors/Trustees owned 29,663.320 shares of common stock of the Buffalo Balanced Fund (0.20%), 21,723.719 shares of common stock of the Buffalo High Yield Fund (0.15%), 5,000.000 shares of common stock of the Buffalo International Fund (0.21%), 29,391.667 shares of common stock of the Buffalo Jayhawk China Fund (0.94%), 9,547.459 shares of common stock of the Buffalo Large Cap Fund (0.46%), 22,070.305 shares of common stock of the Buffalo Micro Cap Fund (0.69%), 21,208.883 shares of common stock of the Buffalo Mid Cap Fund (0.07%), 17,794.645 shares of common stock of the Buffalo Science & Technology Fund (0.14%), 18,920.341 shares of common stock of the Buffalo Small Cap Fund (0.02%) and 11,749.179 shares of common stock of the Buffalo USA Global Fund (0.22%) .

In addition, as of December 31, 2007, neither the Directors/Trustees who are not “interested persons” of the Funds, as that term is defined in the 1940 Act, nor members of their immediate family, owned securities beneficially or of record in the Advisor, the Distributor or any affiliate of the Advisor or the Distributor.  Accordingly, as of December 31, 2007, neither the Directors/Trustees who are not “interested persons” of the Funds nor members of their immediate family, have a direct or indirect interest, the value of which exceeds $120,000, in the Advisor, the Distributor or any of their affiliates.  In addition, as of December 31, 2007, neither the Directors/Trustees who are not “interested persons” of the Funds nor members of their immediate family had conducted any transactions (or series of transactions) in which the amount involved exceeds $120,000 and to which the Advisor, the Distributor or their affiliates were parties.

I.	LEGAL MATTERS

There are no legal matters currently pending with respect to the Funds as of the date of this Prospectus/Proxy Statement .

Certain legal matters in connection with the tax consequences of the Reorganization will be passed upon by Godfrey & Kahn, S.C.

J.	EXPERTS

The financial statements of the Funds for the fiscal year ended March 31, 2007, contained in the Funds’ 2007 Annual Report to Shareholders, have been audited by Ernst & Young LLP, the independent registered public accounting firm for the Funds, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

K.	INFORMATION ABOUT VOTING AND THE SPECIAL MEETING

Record Date

Only shareholders of record of each Fund as of the close of business on the Record Date (April 21, 2008) will be entitled to notice of, and to vote at, the Special Meeting.  Each share owned of record of a Fund on the Record Date is entitled to one vote on each matter presented at the Special Meeting with respect to that Fund, with proportionate votes for fractional shares.

Solicitation of Proxies

This Prospectus/Proxy Statement is being sent to you in connection with the solicitation of proxies by the Boards of Directors/Trustees for use at the Special Meeting.  The Funds expect that the solicitation will be primarily by mail, but also may include telephone or other means.   Broadridge Financial Solutions, Inc. , a proxy solicitation firm, has been engaged to solicit proxies in connection with the Special Meeting.  The cost of the proxy solicitation firm is estimated to be $________.  The solicitation may also include facsimile, Internet, telegraph, or oral communications by certain employees of the Advisor or USBFS, who will not be paid for these services.  The Advisor and USBFS have agreed to share all ordinary costs of the Special Meeting, including legal costs and the cost of the solicitation of proxies, including the cost of the proxy solicitation firm.

Right of Revocation

Any shareholder giving a proxy may revoke it before it is voted at the Special Meeting, either by providing written notice to the Maryland Funds/Trust, by submission of a later-dated, duly executed proxy or by voting in person at the Special Meeting.  A prior proxy can also be revoked by proxy voting again through the website or toll-free number listed in the enclosed Voting Instructions. If not so revoked, the votes will be cast at the Special Meeting, and any postponements or adjournments thereof.  Attendance by a shareholder at the Special Meeting does not, by itself, revoke a proxy.

Voting Information

With regard to the Buffalo Balanced, Buffalo High Yield, Buffalo Large Cap, Buffalo Small Cap and Buffalo USA Global Funds, a majority of the outstanding shares of the Fund entitled to vote in person or by proxy as of the Record Date for the Special Meeting will constitute a quorum.  With regard to the Buffalo International, Buffalo Jayhawk China, Buffalo Micro Cap, Buffalo Mid Cap and Buffalo Science & Technology Funds, for Proposal 2, 33 1/3% of shares present in person or represented by proxy will constitute a quorum, and for Proposals 3, 4 and 5 more than 50% of the outstanding shares of a Fund will constitute a quorum.

All shares represented by each properly signed proxy received before the meeting will be voted at the Special Meeting.  Proxies may be voted by mail or by other instrument executed in writing (including electronic, telephonic, computerized or other alternatives to the execution of a written instrument) or by facsimile transmission, or by Internet.  If a shareholder specifies how the proxy is to be voted on any business properly to come before the Special Meeting, it will be voted in accordance with instruction given.  If no choice is indicated on the proxy, it will be voted “FOR” approval of the applicable Proposal.  If any other matters come before the Special Meeting, proxies will be voted by the persons named as proxies in accordance with their best judgment.

With respect to shares of a Fund held in individual retirement accounts (including Traditional and Roth IRAs), the IRA Custodian will vote those shares for which it has received instructions from shareholders only in accordance with such instructions.  If IRA shareholders do not vote their shares, the IRA Custodian will vote their shares for them in the same proportion as other shareholders have voted.

If a quorum of shareholders of a Fund is not present at the Special Meeting, or if a quorum is present but sufficient votes to approve the proposal described in this Prospectus/Proxy Statement with respect to a Fund are not received, the persons named as proxies may, but are under no obligation to, propose one or more adjournments of the Special Meeting of such Fund to permit further solicitation of proxies.  Any business that might have been transacted at the Special Meeting with respect to a Fund may be transacted at any such adjourned session(s) at which a quorum is present.  The Special Meeting with respect to a Fund may be adjourned from time to time by a majority of the votes of the Fund properly cast upon the question of adjourning the Special Meeting of such Fund to another date and time, whether or not a quorum is present, and the Special Meeting of the Fund may be held as adjourned without further notice.  The persons named in the proxy will vote in favor of such adjournment those shares that they are entitled to vote if such adjournment is necessary to obtain a quorum or to obtain a favorable vote on the proposal. The persons named in the proxy will vote against adjournment those shares that they are entitled to vote if the shareholder proxies instruct persons to vote against the proposal.

All proxies voted, including abstentions and broker non-votes (where the underlying holder has not voted and the broker does not have discretionary authority to vote the shares), will be counted toward establishing a quorum.  Approval of a Proposal will occur only if a sufficient number of votes are cast “FOR” that proposal.  If shareholders of a Fund do not approve a Proposal, the Fund’s Board of Directors/Trustees may take any further action as it deems to be in the best interest of the Fund and its shareholders.  Abstentions and broker non-votes do not constitute a vote “FOR” and effectively result in a vote “AGAINST.”

L.	OTHER BUSINESS AND NEXT MEETING OF SHAREHOLDERS

The Board knows of no other business to be brought before the Special Meeting.  If any other matters come before the Special Meeting, the Board intends that proxies that do not contain specific restrictions to the contrary will be voted on those matters in accordance with the judgment of the persons named in the enclosed form of proxy.

The Funds are not required and do not intend to hold annual or other periodic meetings of shareholders except as required by the 1940 Act.  By observing this policy, the Funds seek to avoid the expenses customarily incurred in the preparation of proxy material and the holding of shareholder meetings, as well as the related expenditure of staff time.

By Order of the Boards of Directors/Trustees of
Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc.
Buffalo Funds

/s/ Rachel A. Spearo
Rachel A. Spearo, Secretary
________, 2008

VII.    APPENDIX I – Form of Agreement and Plan of Reorganization

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made as of this __th day of ________, 2008, by and among [Corporation], a Maryland Corporation  (the “Acquired Fund”), Buffalo Funds, a Delaware statutory trust (the “Trust”), for and on behalf of the [New Fund] (the “Acquiring Fund”), a series of the Trust, Kornitzer Capital Management, Inc. (the “Advisor”), a Kansas corporation, and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”), for certain requirements as set forth in paragraph 9, below, in the case of the Advisor and USBFS.

Acquired Fund	Acquiring Fund
[Fund]	New Fund

WHEREAS, in accordance with the terms and conditions set forth in this Agreement, the parties desire that the Acquiring Fund acquire assets and assume the liabilities of the Acquired Fund, in exchange for shares of the Acquiring Fund (“Acquiring Fund Shares”), and that these Acquiring Fund Shares be distributed immediately after the Closing, as defined in this Agreement, by the Acquired Fund to its shareholders in liquidation of the Acquired Fund;

WHEREAS, the Board of Directors of the Acquired Fund, including a majority of its Directors who are not “interested persons” of the Acquired Fund, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), has determined that the Reorganization (as such term is defined in Section 1.1 below) is in the best interests of the shareholders of the Acquired Fund, and that their interests would not be diluted as a result of the transactions contemplated thereby; and

WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

1.	REORGANIZATION OF ACQUIRED FUND

1.1    Subject to the terms and conditions herein set forth, and on the basis of the representations and warranties contained herein, the Acquired Fund shall assign, deliver and otherwise transfer its assets as set forth in paragraph 1.2 (the “Fund Assets”) to the Acquiring Fund and the Acquiring Fund shall assume the Acquired Fund’s liabilities as set forth in paragraph 1.3 (the “Liabilities”).  The Acquiring Fund shall, as consideration therefor, on the Closing Date (as defined in paragraph 3.1), deliver to the Acquired Fund full and fractional Acquiring Fund Shares, the number of which shall be determined by dividing (a) the value of the Acquired Fund’s Assets, net of the Acquired Fund’s Liabilities, computed in the manner and as of the time and date set forth in paragraph 2.1, by (b) the net asset value of one share of the Acquiring Fund computed in the manner and as of the time and date set forth in paragraph 2.2.  Such transfer, delivery and assumption shall take place at the closing provided for in paragraph 3.1 (hereinafter sometimes referred to as the “Closing”).  Immediately following the Closing, the Acquired Fund shall distribute the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided in paragraph 1.5 hereof.  Such transactions are hereinafter sometimes collectively referred to as the “Reorganization.”

1.2   (a)           With respect to the Acquired Fund, the Fund Assets shall consist of all property and assets of any nature whatsoever, including, without limitation, all cash, cash equivalents, securities, instruments, claims and receivables (including dividend and interest receivables) owned by the Acquired Fund, and any prepaid expenses shown as an asset on the Acquired Fund’s books on the Closing Date.

(b)           Before the Closing Date, the Acquired Fund will provide the Acquiring Fund with a schedule of its assets and known liabilities, and the Acquiring Fund will provide the Acquired Fund with a copy of the current investment objective and policies applicable to the Acquiring Fund.  The Acquired Fund reserves the right to sell or otherwise dispose of any of the securities or other assets shown on the list of the Acquired Fund’s Fund Assets before the Closing Date but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities which the Acquiring Fund is permitted to purchase in accordance with its stated investment objective and policies.

1.3    The Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date.  The Acquiring Fund will assume all liabilities and obligations allocated or attributable to the Acquired Fund, whether absolute or contingent, known or unknown, accrued or unaccrued (the “Liabilities”) (including contingent reimbursement to the Advisor of fees waived or expenses reimbursed under an expense limitation agreement.)

1.4    Immediately upon delivery of the one share of the Acquiring Fund to the Acquired Fund pursuant to paragraph 8.6 of this Agreement, the Acquired Fund is authorized, as the then initial shareholder of the Acquiring Fund, to approve the investment advisory agreement between the Advisor and the Trust for and on behalf of the Acquiring Fund, the form of which is included in the "proxy materials," as hereinafter defined, and the registration statement on Form N-14 relating to the Acquiring Fund Shares to be distributed pursuant to this Agreement.

1.5    Immediately following the Closing, the Acquired Fund will distribute the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1 pro rata to its shareholders of record determined as of the close of business on the Closing Date (“Acquired Fund Investors”) in complete liquidation of the Acquired Fund.  That distribution will be accomplished by an instruction, signed by an appropriate officer of the Acquired Fund, to transfer the Acquiring Fund Shares then credited to the Acquired Fund’s account on the books of the Acquiring Fund to open accounts on the books of the Acquiring Fund established and maintained by the Acquiring Fund’s transfer agent in the names of record of the Acquired Fund Investors and representing the number of shares of the Acquiring Fund due such Acquired Fund Investor.  All issued and outstanding shares of the Acquired Fund will be cancelled simultaneously therewith on the Acquired Fund’s books, and any outstanding share certificates representing interests in the Acquired Fund will represent only the right to receive such number of Acquiring Fund Shares after the Closing as determined in accordance with paragraph 1.1.

1.6    Following the transfer of Fund Assets by the Acquired Fund to the Acquiring Fund, the assumption of the Acquired Fund’s Liabilities by the Acquiring Fund, and the distribution by the Acquired Fund of the Acquiring Fund Shares received by it pursuant to paragraph 1.5, the Acquired Fund shall terminate its qualification, classification and registration with all appropriate federal and state agencies.  Any reporting or other responsibility of the Acquired Fund are and shall remain the responsibility of the Acquired Fund up to and including the date on which the Acquired Fund is terminated and deregistered, subject to any reporting or other obligations described in paragraph 4.8.

2.	VALUATION

2.1    The value of the Acquired Fund’s Fund Assets shall be the value of those assets computed as of the time at which its net asset value is calculated pursuant to the valuation procedures set forth in the Acquired Fund’s then-current Prospectus and Statement of Additional Information on the business day immediately preceding the Closing Date, or at such time on such earlier or later date as may mutually be agreed upon in writing among the parties hereto (such time and date being herein called the “Applicable Valuation Date”).

2.2    The net asset value of each share of the Acquired Fund shall be the net asset value per share computed on the Applicable Valuation Date, using the market valuation procedures set forth in the Acquired Fund’s then-current Prospectus and Statement of Additional Information.

2.3    All computations of value contemplated by this Article 2 shall be made by the Acquired Fund’s administrator in accordance with its regular practice as pricing agent.  The Acquiring Fund shall cause the administrator to deliver a copy of its valuation report to the Acquired Fund at the Closing.

3.	CLOSING(S) AND CLOSING DATE

3.1    The Closing for the Reorganization shall occur on or before June 30, 2008, and/or on such other date(s) as may be mutually agreed upon in writing by the parties hereto (each, a “Closing Date”). The Closing(s) shall be held at the offices of USBFS, 615 East Michigan Street, 4th Floor, Milwaukee, Wisconsin 53202, or at such other location as is mutually agreeable to the parties hereto.  All acts taking place at the Closing(s) shall be deemed to take place simultaneously as of 12:00 p.m., Central time on the Closing Date unless otherwise provided.

3.2    The Acquiring Fund’s custodian shall deliver at the Closing evidence that: (a) the Acquired Fund’s Assets have been delivered in proper form to the Acquiring Fund on the Closing Date and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, have been paid, or provision for payment shall have been made, by the Acquired Fund in conjunction with the delivery of portfolio securities.

3.3    Notwithstanding anything herein to the contrary, if on the Applicable Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on such exchange or elsewhere shall be disrupted so that, in the judgment of the Acquiring Fund, accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Applicable Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed without restriction or disruption and reporting shall have been restored.

4.	COVENANTS WITH RESPECT TO THE ACQUIRING FUND AND THE ACQUIRED FUND

4.1    With respect to the Acquired Fund, the Acquired Fund has called or will call a meeting of the Acquired Fund’s shareholders to consider and act upon this Agreement and to take all other actions reasonably necessary to obtain the approval of the transactions contemplated herein, including approval for the Acquired Fund’s liquidating distribution of Acquiring Fund Shares contemplated hereby, and for the Acquired Fund to terminate its qualification, classification and registration if requisite approvals are obtained with respect to the Acquired Fund.  The Acquired Fund shall prepare the notice of meeting, form of proxy and proxy statement (collectively, “Proxy Materials”) to be used in connection with that meeting.

4.2    The Acquired Fund covenants that the corresponding Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms of this Agreement.

4.3    The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of shares of the Acquired Fund.

4.4    Subject to the provisions hereof, the Acquired Fund and the Trust, each on its own behalf and the Trust on behalf of the Acquiring Fund, will take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated herein.

4.5    The Acquired Fund shall furnish to the Acquiring Fund on the Closing Date, a final statement of the total amount of the Acquired Fund’s assets and liabilities as of the Closing Date.

4.6    The Trust, on behalf of the Acquiring Fund, has prepared and filed, or will prepare and file, with the Securities and Exchange Commission (the “SEC”) a registration statement on Form N-14, and the current prospectus and statement of additional information of the Acquiring Fund, under the Securities Act of 1933, as amended (the “1933 Act”), relating to the Acquiring Fund Shares (the “Registration Statement”).  The Acquired Fund has provided or will provide the Acquiring Fund with the Proxy Materials for inclusion in the Registration Statement, prepared in accordance with paragraph 4.1, and with such other information and documents relating to the Acquired Fund as are requested by the Acquiring Fund and as are reasonably necessary for the preparation of the Registration Statement.

4.7    As soon after the Closing Date as is reasonably practicable, the Acquired Fund: (a) shall prepare and file all federal and other tax returns and reports of the Acquired Fund required by law to be filed with respect to all periods ending on/or before the Closing Date but not theretofore filed and (b) shall pay all federal and other taxes shown as due thereon and/or all federal and other taxes that were unpaid as of the Closing Date.

4.8    Following the transfer of Fund Assets by the Acquired Fund to the Acquiring Fund and the assumption of the Liabilities of the Acquired Fund in exchange for the Acquiring Fund Shares as contemplated herein, the Acquired Fund will file any final regulatory reports, including but not limited to any Form N-CSR filing with respect to the Acquired Fund, promptly after the Closing Date and also will take all other steps as are necessary and proper to effect the termination or declassification of the Acquired Fund in accordance with the laws of the state of Maryland and other applicable requirements, including the filing of Form N-8F with the SEC after all other applicable filings for the Acquired Fund have been completed.

5.	REPRESENTATIONS AND WARRANTIES

5.1    The Trust, on behalf of the Acquiring Fund, represents and warrants to the Acquired Fund as follows:

(a) The Trust was duly created pursuant to its Agreement and Declaration of Trust by its trustees for the purpose of acting as an open-end, management investment company under the Investment Company Act of 1940 (the “1940 Act”) and is validly existing under the laws of the State of Delaware, and its Declaration of Trust directs its trustees to manage the affairs of the Trust and grants them all powers necessary or desirable to carry out such responsibility, including administering the Trust’s business as currently conducted by the Trust and as described in the current registration statement of the Trust.  The Trust is registered as an investment company classified as an open-end, management investment company under the 1940 Act and its registration with the SEC as an investment company is in full force and effect;

(b) The Registration Statement, including the current prospectus and statement of additional information of the Acquiring Fund, conforms or will conform, at all times up to and including the Closing Date, in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and does not include and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(c) The Acquiring Fund is not in breach or violation of, and the execution, delivery and performance of this Agreement by the Trust for itself and on behalf of the Acquiring Fund does not and will not (i) violate the Trust’s Declaration of Trust or By-Laws, or (ii) result in a breach of, violate, or constitute a default under, any material agreement or material instrument to which the Trust is a party or by which its properties or assets are bound;

(d) Except as previously disclosed in writing to the Acquired Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Trust’s knowledge threatened against the Trust or its business, the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect the Trust or the Acquiring Fund’s financial condition or the conduct of their business.  The Trust knows of no facts that might form the basis for the institution of any such proceeding or investigation, and the Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects, or is reasonably likely to materially and adversely affect, its business or its ability to consummate the transactions contemplated herein;

(e) All issued and outstanding shares, including shares to be issued in connection with the Reorganization, of the Acquiring Fund will, as of the Closing Date, be duly authorized and validly issued and outstanding, fully paid and non-assessable, free and clear of all liens, pledges, security interests, charges or other encumbrances.  The shares of the Acquiring Fund issued and outstanding before the Closing Date were offered and sold in compliance with the applicable registration requirements, or exemptions therefrom, of the 1933 Act, and all applicable state securities laws, and the regulations thereunder, and the Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares nor is there outstanding any security convertible into any of its shares;

(f) The execution, delivery and performance of this Agreement on behalf of the Acquiring Fund will have been duly authorized prior to the Closing Date by all necessary action on the part of the Trust, its trustees and the Acquiring Fund, and this Agreement will constitute a valid and binding obligation of the Trust and the Acquiring Fund enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equity principles;

(g) On the effective date of the Registration Statement, at the time of the meeting of the Acquired Fund’s shareholders and on the Closing Date, any written information furnished by the Trust with respect to the Acquiring Fund for use in the Proxy Materials, the Registration Statement or any other materials provided in connection with the Reorganization does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the information provided not misleading; and

(h) To the knowledge of the Acquiring Fund, no governmental consents, approvals, authorizations or filings are required under the 1933 Act, the Securities Exchange Act of 1934 (the “1934 Act”), the 1940 Act or Delaware law for the execution of this Agreement by the Trust, for itself and on behalf of the Acquiring Fund, or the performance of the Agreement by the Trust for itself and on behalf of the Acquiring Fund, except for such consents, approvals, authorizations and filings as have been contemplated by this Agreement, and except for such consents, approvals, authorizations and filings as may be required after the Closing Date.

5.2    The Acquired Fund represents and warrants to the Acquiring Fund as follows:

(a) The Acquired Fund was duly created pursuant to its Articles of Incorporation by its incorporator for the purpose of acting as an open-end, management investment company under the 1940 Act and is validly existing under the laws of the State of Maryland, and its Articles of Incorporation directs its directors to manage the affairs of the Acquired Fund and grants them all powers necessary or desirable to carry out such responsibility, including administering the Acquired Fund’s business as currently conducted by the Acquired Fund and as described in the current prospectus of the Acquired Fund.  The Acquired Fund is registered as an investment company classified as an open-end, management investment company under the 1940 Act and its registration with the SEC as an investment company is in full force and effect.

(b) All of the issued and outstanding shares of the Acquired Fund have been offered and sold in compliance in all material respects with applicable registration or notice requirements of the 1933 Act and state securities laws.  All issued and outstanding shares of the Acquired Fund are, and on the Closing Date will be, duly authorized and validly issued and outstanding, and fully paid and non-assessable, and the Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of their shares, nor is there outstanding any security convertible into any of their shares (other than exchange privileges set forth in the Registration Statement);

(c) The Registration Statement, including the current prospectus and statement of additional information of the Acquired Fund, conforms or will conform, at all times up to and including the Closing Date, in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and does not include and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(d) The Acquired Fund is not in breach or violation of, and the execution, delivery and performance of this Agreement by the Acquired Fund does not and will not (i) violate the Acquired Fund’s Articles of Incorporation or By-Laws, or (ii) result in a breach of, violate, or constitute a default under, any material agreement or material instrument to which the Acquired Fund is a party or by its properties or assets are bound;

(e) Except as previously disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquired Fund’s knowledge, threatened against the Acquired Fund or its business, or any of its properties or assets which, if adversely determined, would materially and adversely affect the Acquired Fund or the Acquired Fund’s financial condition or the conduct of its business.  The Acquired Fund knows of no facts that might form the basis for the institution of any such proceeding or investigation, and the Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects, or is reasonably likely to materially and adversely affect, its business or its ability to consummate the transactions contemplated herein;

(f) The Statement of Assets and Liabilities, Statement of Operations and Statement of Changes in Net Assets of the Acquired Fund as of and for the period ended March 31, 2007, audited by Ernst & Young, LLP (copies of which have been or will be furnished to the Acquiring Fund) fairly present, in all material respects, the Acquired Fund’s financial condition as of such date and its results of operations for such period in accordance with generally accepted accounting principles consistently applied, and as of such date there were no liabilities of the Acquired Fund (contingent or otherwise) known to the Acquired Fund that were not disclosed therein but that would be required to be disclosed therein in accordance with generally accepted accounting principles;

(g) Since the date of its most recent audited financial statements, there has not been any material adverse change in any Acquired Fund’s financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed in writing to and accepted by the Acquiring Fund, prior to the Closing Date (for the purposes of this subparagraph (g), neither a decline in the Acquired Fund’s net asset value per share nor a decrease in the Acquired Fund’s size due to redemptions shall be deemed to constitute a material adverse change);

(h) All federal and other tax returns and reports of the Acquired Fund required by law to be filed on or before the Closing Date have been filed, and all taxes owed by the Acquired Fund or the Acquiring Fund have been paid so far as due, and to the best of the Acquired Fund’s knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return;

(i) For each full and partial taxable year from its inception through the Closing Date, the Acquired Fund has qualified as a regulated investment company under the Code and has taken all necessary and required actions to maintain such status [to be modified for Small Cap Fund];

(j) At the Closing Date, the Acquired Fund will have good and marketable title to its Fund Assets and full right, power and authority to assign, deliver and otherwise transfer such Fund Assets hereunder, and upon delivery and payment for such Fund Assets as contemplated herein, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the ownership or transfer thereof other than such restrictions as might arise under the 1933 Act;

(k) The execution, delivery and performance of this Agreement by the Acquired Fund will have been duly authorized prior to the Closing Date by all necessary action on the part of the Acquired Fund and its Directors, and this Agreement will constitute a valid and binding obligation of the Acquired Fund enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(l) From the effective date of the Registration Statement through the time of the meeting of the Acquired Fund shareholders, and on the Closing Date, the Proxy Materials (exclusive of the portions of the Acquiring Fund’s Prospectus contained or incorporated by reference therein, and exclusive of any written information furnished by the Acquired Fund with respect to the Acquiring Fund): (i) will comply in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and the 1940 Act and the regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and as of such dates and times, any written information furnished by the Acquired Fund, for use in the Registration Statement or in any other manner that may be necessary in connection with the transactions contemplated hereby will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the information provided not misleading; and

(m) To the knowledge of the Acquired Fund, no governmental consents, approvals, authorizations or filings are required under the 1933 Act, the 1934 Act, the 1940 Act or Maryland law for the execution of this Agreement by the Acquired Fund, or the performance of the Agreement by the Acquired Fund, except for such consents, approvals, authorizations and filings as have been made or received, and except for such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIRED FUND

The obligations of the Acquired Fund to consummate the Reorganization shall be subject to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions with respect to the Acquiring Fund:

6.1    All representations and warranties of the Trust with respect to the Acquiring Fund contained herein shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated herein, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

6.2    The Trust, on behalf of the Acquiring Fund, shall have delivered to the Acquired Fund, at the Closing a certificate executed on behalf of the Acquiring Fund by any two of the Trust’s President, Treasurer or Secretary in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust with respect to the Acquiring Fund made herein are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated herein, and as to such other matters as the Acquired Fund shall reasonably request.

6.3    Unless waived by the Acquired Fund, the Acquired Fund shall have received at the Closing assurances of an officer of the Trust, in a form reasonably satisfactory to the Acquired Fund, substantially to the effect that:

(a) The Trust is a duly registered, open-end, management investment company, and its registration with the SEC as an investment company under the 1940 Act is in full force and effect;

(b) The Trust is a statutory trust duly created pursuant to its Agreement and Declaration of Trust, is validly existing and in good standing under the laws of Delaware, and the Agreement and Declaration of Trust directs its trustees to manage the affairs of the Trust and the Acquiring Fund and grants them all powers necessary or desirable to carry out such responsibility, including administering the Acquiring Fund’s business as described in the registration statement of the Acquiring Fund;

(c) this Agreement has been duly authorized, executed and delivered by the Trust on behalf of the Trust and the Acquiring Fund and, assuming due authorization, execution and delivery of this Agreement on behalf of the Acquired Fund, is a valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights and to general equity principles;

(d) the Acquiring Fund Shares to be issued to the Acquired Fund and then distributed to the Acquired Fund Investors pursuant to this Agreement are duly registered under the 1933 Act on the appropriate form, and are duly authorized and upon such issuance will be validly issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights to subscription or purchase in respect thereof;

(e) the Registration Statement has become effective with the SEC and, to the best of such officer’s knowledge, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or threatened;

(f) to the knowledge of such officer, no consent, approval, authorization, filing or order of any court or governmental authority of the United States or any state is required for the consummation of the Reorganization with respect to the Acquiring Fund, except for such consents, approvals, authorizations and filings as have been made or received, and except for such consents, approvals, authorizations and filings as may be required after the Closing Date; and

(g) to the knowledge of such officer, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust or the Acquiring Fund or any of their properties or assets, and neither the Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business.

6.4           The Board of Trustees of the Trust shall have determined that the Reorganization is in the best interests of the Acquiring Fund.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIRING FUND

The obligations of the Trust to consummate the Reorganization with respect to the Acquiring Fund shall be subject to the performance by the Acquired Fund of all the obligations to be performed by it hereunder, on or before the Closing Date and, in addition thereto, the following conditions:

7.1    All representations and warranties of the Acquired Fund contained herein shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date.

7.2    The Acquired Fund, shall have delivered to the Acquiring Fund at the Closing a certificate executed on behalf of the Acquired Fund, by the Acquired Fund’s President, Treasurer, or Secretary, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made herein are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated herein and as to such other matters as the Acquiring Fund shall reasonably request.

7.3    The Acquiring Fund shall have received at the Closing assurances of an officer of the Acquired Fund, in a form reasonably satisfactory to the Acquiring Fund, substantially to the effect that:

(a) The Acquired Fund is a duly registered, open-end, management investment company, and its registration with the SEC as an investment company under the 1940 Act is in full force and effect;

(b) The Acquired Fund is a Maryland corporation duly created pursuant to its Articles of Incorporation, is validly existing and in good standing under the laws of Maryland, and the Articles of Incorporation directs its directors to manage the affairs of the Acquired Fund and grants them all powers necessary or desirable to carry out such responsibility, including administering the Acquired Fund’s business as described in the registration statement of the Acquired Fund.

(c) this Agreement has been duly authorized, executed and delivered by the Acquired Fund and, assuming due authorization, execution and delivery of this Agreement on behalf of the Acquiring Fund, is a valid and binding obligation of the Acquired Fund, enforceable against the Acquired Fund in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights and to general equity principles;

(d) to the knowledge of such officer, no consent, approval, authorization, filing or order of any court or governmental authority of the United States or any state is required for the consummation of the Reorganization with respect to the Acquired Fund, except for such consents, approvals, authorizations and filings as have been made or received, and except for such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date;

(e) to the knowledge of such officer, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquired Fund or any of its properties or assets and the Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely effects its business;

(f) the Acquired Fund Shares then issued and outstanding are duly registered under the 1933 Act on the appropriate form, and are duly authorized and are validly issued and outstanding and fully paid and non-assessable, and no shareholder of the corresponding Acquiring Fund has any preemptive rights to subscription or purchase in respect thereof; and

(g) the registration statement of the Acquired Fund is effective with the SEC and, to such officer’s knowledge, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or threatened.

7.4    The Board of Directors of the Acquired Fund shall have determined that the Reorganization is in the best interests of the Acquired Fund.

7.5    The transfer agent to the Acquired Fund shall have delivered to the Acquiring Fund at the Closing a certificate executed on its own behalf by an authorized officer in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the shareholder records of the Acquired Fund are in good order and as to such other matters as the Acquiring Fund shall reasonably request.

7.6    The Acquired Fund shall arrange to make the Acquired Fund’s auditors available to the Acquiring Fund and its agents to answer their questions at a mutually agreeable time prior to the Closing.

8.	FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

The obligations of the Acquiring Fund and of the Acquired Fund herein are each subject to the further conditions that on or before the Closing Date with respect to the Acquiring Fund and the Acquired Fund:

8.1    This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund’s Articles of Incorporation and the requirements of the 1940 Act, and certified copies of the resolutions evidencing such approval shall have been delivered to the Trust.

8.2    On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or any of the transactions contemplated herein.

8.3    All consents of other parties and all other consents, orders, approvals and permits of federal, state and local regulatory authorities (including, without limitation, those of the SEC and of state securities authorities) deemed necessary by the Trust, on behalf of the Acquiring Fund, or by the Acquired Fund, to permit consummation, in all material respects, of the transactions contemplated herein shall have been obtained, except where failure to obtain any such consent, order or permit would not, in the opinion of the party asserting that the condition to closing has not been satisfied, involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

8.4    The Registration Statement of the Acquiring Fund shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

8.5    The Acquiring Fund and the Acquired Fund shall have received an opinion of counsel to the Trust, dated as of the Closing Date, substantially to the effect that for federal income tax purposes:

(a)    the transfer by the Acquired Fund of the Fund Assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Acquiring Fund and Acquired Fund are “parties to a reorganization” within the meaning of Section 368(b) of the Code;

(b)    no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Fund Assets solely in exchange for the corresponding Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities;

(c)    no gain or loss will be recognized by the Acquired Fund upon the transfer of the Fund Assets to the Acquiring Fund and the assumption by the Acquiring Fund of the Liabilities in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to the Acquired Fund’s shareholders in exchange for their shares of the Acquired Fund;

(d)    no gain or loss will be recognized by the Acquired Fund’s shareholders upon the exchange of their Acquired Fund Shares for the corresponding Acquiring Fund Shares;

(e)    the aggregate tax basis for the Acquiring Fund Shares received by the Acquired Fund’s shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund’s shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by the Acquired Fund’s shareholders will include the period during which the Acquired Fund’s shares exchanged therefor were held by such shareholder (provided the Acquired Fund’s shares were held as capital assets on the date of the Reorganization); and

(f)    the tax basis of the Acquired Fund’s assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

8.6    Prior to the Closing, the Board of Trustees of the Trust shall have authorized the issuance of, and the Acquiring Fund shall have issued, one share of the Acquiring Fund to the Acquired Fund in consideration of the payment of $1.00, and the Acquired Fund shall have voted affirmatively on the matter referred to in paragraph 1.4, above.

9.	EXPENSES

The Advisor and USBFS shall each be responsible for an equal portion of all expenses in connection with the Reorganization, except as set forth in this paragraph, and shall reimburse each of the Acquiring Fund and the Acquired Fund for all expenses incurred by it in connection with the Reorganization and with this Agreement whether or not the transaction contemplated hereby is consummated.   If expenses in connection with the Reorganization exceed $100,000, USBFS shall be responsible for all expenses incurred in excess of $100,000.   The Acquired Fund’s shareholders will pay their personal expenses, if any, incurred in connection with the Reorganization.

10.	ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1    This Agreement constitutes the entire agreement among the parties and supersedes any prior or contemporaneous understanding or arrangement with respect to the subject matter hereof.

10.2    The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated herein.

11.	TERMINATION

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Closing by the mutual consent of the Acquiring Fund and the Acquired Fund or if any governmental body shall have issued an order, decree or ruling having the effect of permanently enjoining, restraining or otherwise prohibiting the consummation of this Agreement. In the event of any termination pursuant to paragraph 11 there shall be no liability for damage on the part of either party to the other party respecting such termination.  The Advisor and USBFS shall be responsible for out of pocket expenses associated with the terminated transaction.

12.	AMENDMENTS

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund, and the Trust, on behalf of the Acquiring Fund, provided, however, that following the meeting of the shareholders of the Acquired Fund, no such amendment may have the effect of changing the provisions for determining the number of shares of the Acquiring Fund to be distributed to the Acquired Fund’s shareholders under this Agreement to the detriment of such Acquired Fund’s shareholders, or otherwise materially and adversely affecting the Acquired Fund, without the Acquired Fund obtaining the Acquired Fund’s shareholders’ approvals except that nothing in this paragraph 12 shall be construed to prohibit the Acquiring Fund and the Acquired Fund from amending this Agreement to change the Closing Date or Applicable Valuation Date by mutual agreement.

13.	NOTICES

Any notice, report, statement or demand required or permitted by any provision of this Agreement shall be in writing and shall be given by facsimile, certified mail or overnight express courier addressed to:

For the Acquired Fund:

[Acquired Fund]
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI 53202
Attention: Rachel A. Spearo
Secretary

For the Trust, on behalf of itself and the Acquiring Fund:

Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI 53202
Attention: Rachel A. Spearo
Secretary

For Kornitzer Capital Management, Inc.:

Kornitzer Capital Management, Inc.
5420 W. 61st Place
Shawnee Mission, KS 66205
Attention: John C. Kornitzer
President

For U.S. Bancorp Fund Services, LLC:

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202
Attention: Joseph C. Neuberger
Executive Vice President

14.	HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

14.1    The article and paragraph headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All references herein to Articles, paragraphs, subparagraphs or Exhibits shall be construed as referring to Articles, paragraphs or subparagraphs hereof or Exhibits hereto, respectively.  Whenever the terms “hereto,” “hereunder,” “herein” or “hereof” are used in this Agreement, they shall be construed as referring to this entire Agreement, rather than to any individual Article, paragraph, subparagraph or sentence.

14.2    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

14.3    This Agreement shall be governed by and construed in accordance with the laws of Delaware (without regard to rules regarding choice of law).

14.4    This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed by its authorized officer.

[ACQUIRED FUND]

By:
Kent W. Gasaway
President

BUFFALO FUNDS
for itself and on behalf of
[Fund]

By:
Kent W. Gasaway
President

Kornitzer Capital Management, Inc.
with respect to its obligations under paragraph 9 of this Agreement:

By:
John C. Kornitzer
President

U.S. Bancorp Fund Services, LLC
With respect to its obligations under paragraph 9 of this Agreement:

By:
Joseph C. Neuberger
Executive Vice President

VI.    APPENDIX II – Comparison of Maryland Funds and the Trust

The following is a comparison of certain principal differences between the organization of the Maryland Funds and the Trust (collectively referred to as the “Fund(s)”).  References to the Trust include the New Funds if the Maryland Funds are reorganized into new series of the Trust, as proposed by Board of Directors of the Maryland Funds.  More detailed information about each Fund’s current corporate structure is contained in the Funds’ SAI.  All terms beginning with initial capital letters in this Appendix II and not otherwise defined herein shall have the meanings assigned to them in the Combined Prospectus/Proxy Statement .

Comparison of Capital Structure

The Trust was organized as a Delaware statutory trust pursuant to an Agreement and Declaration of Trust dated February 14, 2001.  The number of shares of the Trust and its series is unlimited, each having no par value.  The Trust may issue fractional shares.

The Maryland Funds were incorporated under the Maryland General Corporation Law (the “MGCL”) on the following dates:

•	Buffalo Balanced Fund, Inc., January 25, 1994;
•	Buffalo Large Cap Fund, Inc., November 23, 1994;
•	Buffalo High Yield Fund, Inc., November 23, 1994;
•	Buffalo USA Global Fund, Inc., November 23, 1994;
•	Buffalo Small Cap Fund, Inc., October 16, 1997.

Each of the Maryland Funds has authorized capital of the following number of shares of common stock with a par value of $1.00 per share:

•	Buffalo Balanced Fund, Inc., twenty-five million shares;
•	Buffalo Large Cap Fund, Inc., ten million shares;
•	Buffalo High Yield Fund, Inc., one-hundred million shares;
•	Buffalo USA Global Fund, Inc., ten million shares;
•	Buffalo Small Cap Fund, Inc., one-hundred million shares;

The New Funds will each be a new series of the Trust.  The number of shares of each New Fund will be unlimited, each without par value.  The New Funds will be able to issue fractional shares.  Shares of the Trust and the Maryland Funds are, and shares of the New Funds will be, fully paid and nonassessable.  Shareholders of the Funds have no preemptive or appraisal rights.  Similarly, shareholders of the New Funds will have no appraisal rights.

Comparison of Voting Rights

For each Fund, each whole share is entitled to one vote as to any matter on which it is entitled to vote, and each fractional share carries a proportionate fractional vote. Shareholders of the Funds are not entitled to cumulative voting in the election of Trustees or Directors, as appropriate, or on any other matter.  Quorum for a shareholders’ meeting of the Trust is thirty-three and one-third percent (33 1/3%) of the shares entitled to vote, which are present in person or by proxy. Quorum for a shareholders’ meeting of the Maryland Funds is a majority of the outstanding shares present in person or by proxy.

The 1940 Act provides that shareholders of the Funds have the power to vote with respect to the election of Trustees/Directors, the selection of auditors (under certain circumstances), approval of investment advisory agreements and plans of distribution, and amendments to investment objectives, strategies or restrictions deemed to be fundamental.

In addition, shareholders of the Maryland Funds and the Trust are granted the power to vote on certain matters by the laws of the jurisdiction under which they were formed, and, for the Trust, by its Declaration of Trust.  In most instances, the rights to vote on these matters are similar between Maryland Funds and the Trust.  In the case of the Maryland Funds, under the MGCL shareholders have the power to vote: (1) for the election of Directors, including the filling of vacancies on the Board of Directors (provided that at least two-thirds of the Directors must be elected by the shareholders); (2) for certain amendments to the Maryland Funds’ charters; (3) mergers and consolidations; (4) statutory share exchanges; and (5) dissolutions.  In the case of the Trust, the Declaration of Trust specifically gives shareholders the power to vote: (1) for the election of Trustees, including the filling of any vacancies in the Board of Trustees (provided that the Trustees also have the power to fill vacancies in the Board of Trustees); (2) with respect to certain amendments to the Declaration of Trust as required by the Declaration of Trust or the 1940 Act; (3) for dissolution of the Trust or a series of the Trust, unless otherwise dissolved by the Board of Trustees upon written notice to the shareholders; and (4) on such matters as required by the Declaration of Trust, the by-laws, the 1940 Act and any registration statement of the Trust filed with the SEC, or as the Trustees may consider necessary or desirable.

A majority of a Maryland Fund’s shares voted in person or represented by proxy at a meeting attended by a quorum is required on any matters presented for shareholder vote other than election of Directors, unless otherwise required by applicable law.  In the case of the Trust, a majority of the shares voted is required in all matters other than the election of Trustees, where a quorum is present, unless the Declaration of Trust, its by-laws or applicable law provide otherwise.  Directors of the Maryland Funds and Trustees of the Trust are elected by not less than a plurality of the votes cast of the holders of shares entitled to vote present in person or represented by proxy at a shareholders meeting at which a quorum is present.  The organizational documents for each Fund establish the maximum number of days prior to a shareholders’ meeting on which a record date may be set by that Fund’s Board.  The maximum number of days is 90 for the Funds.

Comparison of Legal Structures

Mutual funds, such as the Trust, formed under the Delaware Statutory Trust Act (“DSTA”) are granted a significant amount of operational flexibility to adopt features, rights and obligations of the statutory trust, and its Trustees and shareholders, in their charter instruments.  The Trust and its series have been able to benefit from this flexibility to streamline their operations and minimize expenses. To a similar effect, the MGLC contains provisions specifically designed for investment companies, such as the Maryland Funds, which take into account their unique structure and operations, and allow such investment companies to simplify their operations by reducing administrative burdens generally to operate more efficiently. For example, as with Delaware statutory trusts, funds organized as Maryland corporations are not required to hold annual stockholders’ meetings if meetings are not otherwise required by the federal securities laws or their charter or by-laws, and such funds may create new classes or series of stock without having to obtain the approval of stockholders at a meeting.

However, funds organized as Delaware statutory trusts have greater flexibility in structuring shareholder voting rights and shareholder meetings. For example, under the MGCL, certain fund transactions, such as mergers, certain reorganizations and liquidations, are subject to mandatory shareholder votes.  The DSTA allows a fund to provide in its governing documents that each of these types of transactions may go forward with only Trustee approval.  All are subject, however, to any special voting requirements of the 1940 Act.  Finally, the MGCL imposes more stringent record date, notice, quorum and adjournment provisions than the DSTA, which may cause shareholder meetings to be more costly and may make obtaining any necessary shareholder approvals more difficult.

Limited Liability for Shareholders

Under the DSTA, shareholders of the Trust are entitled to the same limitation of personal liability as is extended to shareholders of a private corporation organized for profit under Delaware General Corporation Law.  Under the MGCL, the shareholders of the Maryland Funds are not subject to any personal liability for any claims against or liabilities of the Maryland Funds solely by reason of being or having been a shareholder of a Maryland Fund.  The Trust’s Board of Trustees may cause shareholders of the Trust to pay for charges of the Trust’s custodian, transfer agent or other similar servicing agent in an amount fixed from time to time by the Board of Trustees by offsetting such charges from declared but unpaid dividends or distributions owed to the shareholders and/or by reducing the number of shares in the account of such shareholder by that number of shares which represent the outstanding amount of such charges due from the shareholder.

Board of Trustees/Board of Directors

Pursuant to the laws of Delaware and the Declaration of Trust, the responsibility for the management of the Trust is vested in its Board of Trustees, which, among other things, is empowered by the Declaration of Trust to elect the officers of the Trust and to appoint such agents as the Board considers appropriate to assist and advise in such management.  Pursuant to the Declaration of Trust, no Trustee shall be liable for any act or omission or any conduct whatsoever in his or her capacity as Trustee, except for such person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

Pursuant to the MGLC and the Maryland Funds’ Articles of Incorporation, the responsibility for the management and the exercise of the powers of the Maryland Funds are vested in its Board of Directors. Under the MGLC, a Director is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Maryland Funds and with the care that an ordinarily prudent person in a like position would use under similar circumstances.  To the extent that a Director performs his or her duties as required, he or she will not be liable by reason of having been a Director.  In addition, the Maryland Funds’ Articles of Incorporation provide further indemnification of Directors and officers of the Maryland Funds for acts done in good faith and limit their personal liability for monetary damages.  The Articles of Incorporation provide that the Maryland Funds will not indemnify any Director or officer of the Maryland Funds against any liability to the Maryland Fund or its shareholders arising from such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties their office.

Inspection Rights

The Funds provide certain inspection rights to shareholders of their books and records to the extent required by applicable law.

VII.    APPENDIX III – Form of Investment Advisory Agreement for New Fund(s)

MANAGEMENT AGREEMENT

between

KORNITZER CAPITAL MANAGEMENT, INC.

and

BUFFALO FUNDS

THIS AGREEMENT is made and entered into as of the __ day of _____, 2008, by and between BUFFALO FUNDS, a Delaware statutory trust (hereinafter referred to as the “Trust”), on behalf of the [Fund] series of the Trust (the “Fund”), and KORNITZER CAPITAL MANAGEMENT, INC., a corporation organized under the laws of the State of Kansas (hereinafter referred to as the “Manager”).

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and

WHEREAS, the Trust is authorized to create separate series of shares, with each series of shares representing interests in a separate portfolio of investments managed according to its own investment objective and policies, and the Trust currently consists of several series, including the Fund, and

WHEREAS, the Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advice and management services to registered investment companies and other clients as an independent contractor, and

WHEREAS, the Trust desires to retain the Manager to render investment management and other services with respect to the Fund, and the Manager is willing to render such services on the following terms and conditions.

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, receipt of which is hereby acknowledged, it is mutually agreed and contracted by and between the parties hereto that:

1.           DUTIES

The Trust, on behalf of the Fund, hereby employs the Manager, for the period set forth in Paragraph 5 hereof, and on the terms set forth herein, to render investment advice and management services to the Fund, subject to the supervision and direction of the Board of Trustees of the Trust.  The Manager hereby accepts such employment and agrees, during such period, to render the services and assume the obligations herein set forth, for the compensation herein provided.  The Manager shall, unless otherwise expressly provided and authorized, have no authority to act for or represent the Trust or the Fund in any way, or in any other way be deemed an agent of the Trust or Fund.

The Manager shall furnish the Fund investment management and administrative services.  Investment management services shall include analysis, research and portfolio recommendations consistent with the Fund’s objectives and policies.  Subject to the supervision of the Trust’s Board of Trustees, the Manager is authorized to make all determinations, without prior consultation with the Trust, as to which securities and other assets of the Fund will be acquired, held, disposed of or loaned, and shall take steps necessary to implement the same.  Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, and any other rights pertaining to the Fund’s securities shall be exercised.  The Manager shall render regular periodic reports to the Trust’s Board of Trustees concerning the Fund’s investment activities.  In connection with the placement of orders for the execution of the Fund’s transactions, the Manager shall create and maintain all necessary brokerage records of the Fund in accordance with all applicable laws, rules and regulations.

The Manager will provide to the Trust (or its agent) records concerning the Manager’s activities which the Trust is required to maintain, and to render regular reports to the Trust’s officers and Trustees concerning the Manager’s performance of the foregoing responsibilities.

Administrative services shall include the services and compensation of such members of the Manager’s organization as shall be duly elected officers and/or Trustees of the Trust and such other personnel as shall be necessary to carry out its normal operations; fees of the independent Trustees, the custodian (except for the additional cost of maintaining custody of assets in foreign jurisdictions, in excess of domestic custody costs), the independent public accountant and legal counsel (but not legal and audit fees and other costs in contemplation of or arising out of litigation or administrative actions to which the Trust, its officers or Trustees are a party or incurred in anticipation of becoming a party); rent; the cost of a transfer and dividend disbursing agent or similar in-house services; bookkeeping; accounting; and all other clerical and administrative functions as may be reasonable and necessary to maintain the Fund’s records and for it to operate as an open-end management investment company.  Exclusive of the management fee, the Fund shall bear the cost of any interest, taxes, dues, fees and other charges of governments and their agencies, including the cost of qualifying the Fund’s shares for sale in any jurisdiction, brokerage commissions, additional cost of maintaining custody of assets in foreign jurisdictions, in excess of domestic custody costs or any other expenses incurred by it which are not assumed herein by the Manager.

All property, equipment and information used by the Manager in the management and administration of the Fund shall belong to the Manager.  Should the management and administrative relationship between the Trust and the Manager terminate, the Trust shall be entitled to, and the Manager shall provide the Trust, a copy of all information and records in the Manager’s files necessary for the Trust to continue the functions related to the Fund, which shall include computer systems and programs in use as of the date of such termination; but nothing herein shall prohibit thereafter the use of such information, systems or programs by the Manager, so long as such does not unfairly interfere with the continued operation of the Trust or the Fund.

2.           COMPENSATION OF MANAGER

As compensation for the services to be rendered by the Manager under the provisions of this Agreement, the Trust agrees to pay the Manager a management fee computed at the annual rate of 1.00% of the average daily net assets of the Fund.  Such compensation shall be paid to the Manager semi-monthly and shall be calculated by applying a daily rate to the assets of the Fund, based on the annual percentage rate described above.

The Manager may voluntarily or contractually agree to waive any portion of the compensation due to the Manager pursuant to this Agreement and may similarly agree to make payments to limit the overall operating expenses of the Trust.  Unless otherwise agreed, any such reduction or payment shall be applicable only to such specific reduction or payment and shall not constitute an agreement to reduce any future compensation or reimbursement due to the Manager hereunder or to continue future payments.  Any such reduction will be agreed upon prior to accrual of the related expense or fee and will be estimated daily.  Any fee voluntarily reduced by the Manager and any expense paid by the Manager voluntarily or pursuant to an agreed expense limitation may be reimbursed by the Fund to the Manager in the first, second, or third (or any combination thereof) year next succeeding the year of the reduction or payment to the extent permitted by applicable law if the aggregate expenses for the next succeeding fiscal year, second fiscal year or third succeeding fiscal year do not exceed any limitation  in effect at the time the fee was waived or the expense was reimbursed.

3.           STATUS OF MANAGER

It is understood and agreed that the services to be rendered by the Manager to the Fund under the provisions of the Agreement are not to be deemed exclusive, and the Manager shall be free to render similar or different services to others so long as its ability to render the services provided for in this Agreement shall not be impaired thereby.

It is further understood and agreed that, to the extent that the purchase or sale of securities or other investments of any issuer may be deemed by the Manager to be suitable for two or more accounts managed by the Manager, the available securities or investments shall be allocated in a manner that is equitable to each account.  It is recognized that, in some cases, this may adversely affect the price paid or received by the Fund or the size or position obtainable for or disposed by the Fund.

4.           PERMISSIBLE INTERESTS

It is understood and agreed that the Trustees, officers, agents, employees of the Trust and shareholders of the Fund may be interested in the Manager as owners, employees, agents or otherwise, and that owners, employees and agents of the Manager may be interested in the Trust or Fund as shareholders or otherwise.  It is understood and agreed that shareholders, officers, Trustees and other personnel of the Manager are and may continue to be officers and Trustees of the Trust, but that they receive no remuneration from the Trust solely for acting in those capacities.  All such interests shall be fully disclosed between the parties as required by law.

5.           DURATION AND TERMINATION

This Agreement shall become effective as to the Fund, if it is approved by the Trust’s Board of Trustees, including a majority of the Trustees who are not parties to the Agreement or interested persons of any such party (“Independent Trustees”), and by the vote of a majority of the outstanding voting securities of the Fund as contemplated under the 1940 Act.  It shall remain in force for an initial two-year term and thereafter may be renewed for successive periods not exceeding one year only so long as such renewal and continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund as contemplated under the 1940 Act, and only if the terms and the renewal of this Agreement have been approved by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval.  It shall be the duty of the Trustees of the Trust to request and evaluate, and the duty of the Manager to furnish, such information as may reasonably be necessary to evaluate the terms of this Agreement and any amendment thereto.

This Agreement may be amended by mutual consent of the parties only if such amendment is specifically approved (1) by a majority of the Trustees of the Trust, including a majority of the Independent Trustees and, (2) if required by law or SEC rules or SEC staff interpretations, by the affirmative vote of a majority of the outstanding voting securities of the Fund.

This Agreement may be terminated at any time, without the payment of any penalty, by the Trustees of the Trust, or by the vote of a majority of the outstanding voting securities of the Fund as prescribed by the 1940 Act on not more than sixty days written notice to the Manager, and it may be so terminated by the Manager upon not less than sixty days written notice to the Trust.  It shall terminate automatically in the event of its assignment by either party unless the parties hereby, by agreement, obtain an exemption from the Securities and Exchange Commission from the provisions of the 1940 Act pertaining to the subject matter of this paragraph.  Any notice, request or instruction provided for herein, or for the giving of which, the occasion may arise hereunder, shall be deemed duly given, if in writing and mailed by registered mail, postage prepaid, addressed to the regular executive office of the Trust or the Manager, as the case may be.  As used in this Agreement, the terms “assignment,” “majority of the outstanding voting securities” and “interested person” shall have the meanings contained in the 1940 Act, as interpreted by the SEC staff.

If this Agreement is terminated prior to the end of any calendar month, the management fee shall be prorated for the portion of any month in which this Agreement is in effect according to the proportion which the number of calendar days, during which the Agreement is in effect, bears to the number of calendar days in the month, and shall be payable within 10 days after the date of termination.

6.           USE OF BUFFALO NAME

In the event that the Manager ceases to be the Fund’s investment manager for any reason, the Trust will (unless the Manager otherwise agrees in writing) take all necessary steps to cause itself and the Fund to cease using the word “Buffalo” in its name within a reasonable period of time.  It is further agreed that the provisions of this Paragraph shall inure to the benefit of the Manager and may be imposed by it or any successor in interest as if it or such successor in interest were parties to this Agreement.

7.           LIMITATION OF LIABILITY OF THE MANAGER

The Manager shall not be liable for any error in judgment or mistake at law for any loss suffered by the Fund in connection with any matters to which this Agreement relates, except that nothing herein contained shall be construed to protect the Manager against any liability by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reckless disregard of its obligations or duties under this Agreement.

8.           GOVERNING LAW

This Agreement shall be governed by the laws of the State of Delaware, without regard to conflict of law principles; provided, however that nothing herein shall be construed as being inconsistent with the 1940 Act.

9.           NOTICE

Any notice, advice or report to be given pursuant to this Agreement shall be deemed sufficient if delivered or mailed by registered, certified or overnight mail, postage prepaid addressed by the party giving notice to the other party at the last address furnished by the other party:

To the Advisor at:               Kornitzer Capital Management, Inc.
5420 West 61 Place
Shawnee Mission, KS  66205

To the Trust at:                    Buffalo Funds
c/o Kornitzer Capital Management, Inc.
5420 West 61 Place
Shawnee Mission, KS  66205

10.           SEVERABILITY

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11.           ENTIRE AGREEMENT

This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings relating to this Agreement’s subject matter.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts, together, shall constitute only one instrument.

A copy of the Certificate of Trust of the Trust is on file with the Secretary of State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees, and is not binding upon any of the Trustees, officers, or shareholders of the Trust individually but binding only upon the assets and property of the Trust.

No series of the Trust shall be liable for the obligations of any other series of the Trust.  Without limiting the generality of the foregoing, the Manager shall look only to the assets of a particular Fund for payment of fees for services rendered to that Fund.

Where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is altered by a rule, regulation or order of the U.S. Securities and Exchange Commission, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first above written.

BUFFALO FUNDS

By:
Kent W. Gasaway
President

KORNITZER CAPITAL MANAGEMENT, INC.

By:
John C. Kornitzer
President and Chief Investment Officer

APPENDIX IV

BUFFALO FUNDS

________, 2008 Proxy Statement

Summary of Changes in Investment Objectives, Policies and Restrictions
For evaluation of the following Proposal(s) for the Funds:

PROPOSAL                                #3:              APPROVAL OF THE ADOPTION OF A UNIFORM SET OF INVESTMENT RESTRICTIONS

PROPOSAL #4:   APPROVAL OF THE REDESIGNATION OF INVESTMENT OBJECTIVES FROM FUNDAMENTAL TO NON-FUNDAMENTAL.

PROPOSAL #5   APPROVAL OF THE REDESIGNATION OF INVESTMENT STRATEGIES AND POLICIES FROM FUNDAMENTAL TO NON-FUNDAMENTAL

All three Proposals apply to the following Funds:

Buffalo Balanced Fund, Inc.
Buffalo High Yield Fund, Inc.
Buffalo Large Cap Fund, Inc.
Buffalo Small Cap Fund, Inc.
Buffalo USA Global Fund, Inc

Buffalo Balanced Fund (BUFBX)
This Fund invests in domestic common stocks, convertible preferred stocks, convertible debt securities, corporate debt securities and other debt securities, many of which are higher-yielding, high-risk debt securities.

Current	Proposed	Material Differences and Risks
Investment Objectives, Strategy and Policies
Buffalo Balanced Fund invests in a combination of domestic common stocks, preferred stocks, convertible preferred stocks, convertible debt securities, corporate debt securities, and other debt securities, including mortgage- and asset-backed securities.  Many of the debt securities in which the Fund invests are higher-yielding, higher-risk investments rated below investment grade by the major rating agencies (or in similar unrated securities), commonly known as “junk bonds.”  The allocation of assets invested in each type of security is designed to balance yield income and long-term capital appreciation with reduced volatility of returns.  The Fund expects to change its allocation mix over time based on the Advisor’s view of economic conditions and underlying security values.
	No Change.	The Fund does not intend to change its investment objective, strategies or policies, so no material differences or additional risks are expected.

PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions
Current Fundamental Investment Restsrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Diversification: As to 75% of their respective total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer.

As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase (a) the value of the Funds’ holdings  in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding securities of the issuer (this does not apply to investments in the securities of  the U.S. Government, or its agencies or instrumentalities or other investment companies).
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3B Investments in Real Estate: Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from investing in issuers which invest deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) or futures contracts.

May not engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein.

This restriction has been modified to delete the prohibition on investments in commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon, which is addressed in part by a new, separate restriction.
There is a material difference which  could pose increased risk, in that the Fund is no longer prohibited from engaging in transactions in securities secured by physical commodities, as well as  certain options and futures contracts.
(See below)

#3C Underwriting Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).

May not underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).
No change.

#3D Loans to Fund Affiliates: Make loans to any of its officers, directors or employees, or to its manager, general distributor or officers or directors thereof.	Restriction eliminated.	This is a material change and, should the Fund elect to make such loans, there is a risk of delay or failure in repayment and, accordingly, the risk to investors could increase.
#3E Making Loans: Make any loan (the purchase of a security subject to a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan).

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to also hold debt securities and lend its securities. This may be considered a material change, since debt securities and securities lending by the Fund, if it occurs, could increase the risk to the shareholder. The principal risk is potential default or insolvency of the borrower. The new restriction, however, conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

#3F Investments for the Purpose of Exercising Control: Invest in companies for the purpose of exercising control of management.	Changed to a non-fundamental restriction.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3G Margin Purchase and Short Selling: Purchase securities on margin, or sell securities short, except that a Fund may write covered call options.	Restriction eliminated.
This is a material difference and  presents the possibility of increased risk, in that the Fund is no longer prohibited from engaging in margins purchases or short selling.  While increasing the possibility of higher returns, these investment strategies subject the Fund to a greater risk of loss and more stringent Trust and regulatory policies and monitoring requirements.

#3H Investments in Other Investment Companies: Purchase shares of other investment companies except in the open market at ordinary broker’s commission or pursuant to a plan of merger or consolidation; and pursuant to the 1940 Act.
	Changed to a non-fundamental restriction.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3I  Investments in Companies with Less than 3 Years Operation: Invest in the aggregate more than 5% of the value of its gross assets in the securities of issuers (other than federal, state, territorial, or local governments, or corporations, or authorities established thereby), which, including predecessors have not had at least three years of continuous operations.
	Restriction eliminated.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.

#3J Transactions with Interested Persons: Except for transactions in its shares or other securities through brokerage practices, which are considered normal and generally accepted under circumstances existing at the time, enter into dealings with its officers or directors, its manager or underwriter, or their officers or directors, or any organization in which such persons have a financial interest.
Restriction eliminated.
The elimination of this restriction means that the Fund is no longer prohibited from engaging in transactions with certain affiliates or organizations in which such affiliates have a financial interest.
This a material change, and could subject the investor to risk.  Transactions with interested persons subject the Fund to the risk of higher cost, conflicts or interest and/or non-arm’s lenth terms and conditions. However,  most interested persons of the Fund are still restricted with respect to such transactions by their fiduciary duty to investors and their obligation to avoid improper conflicts of interest if posed by such a transaction., as well a Board oversight for many types of transactions.

#3K Borrowing and Senior Securities:  Borrow or pledge its assets under normal circumstances, except up to 10% of its total assets (computed at the lower of fair market value or cost) temporarily for emergency or extraordinary purposes, and not for the purpose of leveraging its investments, and provided further that any borrowing in excess of the 5% of the total assets of a Fund shall have asset coverage of at least 3 to 1.

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes;

This restriction is modified to eliminate the requirement that borrowing be undertaken only for temporary or emergency purposes and removes the 10% cap..  This may be considered a material change, since increased borrowing by the fund, if it occurs, could increase the risk to the shareholder. The new restriction, however, conforms to current legal requirements for the Fund and provide the Fund with ability to leverage its assets to enhance investment performance.

#3L Assumption of Liability of Others: Make itself or its assets liable for the indebtedness of others.	Restriction eliminated.
This is a material change and, should the Fund elect to engage in such transactions, there could be a material increase in the risk to investors. In the event that the Fund assume liability for indebtedness of others, there would be a risk that the Fund would have to divest itself of investor assets to satisfy the liability with out corresponding income or gain. The Fund, however, does not intend to assume liabilities of others.

#3M Investments in Securities with Unlimited Liability: Invest in securities which are assessable or involve unlimited liability.	Restriction eliminated.	This is a material change and, should the Fund elect to engage in such transactions, there could be a material increase in the risk to investors.
#3N Concentration: Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or U.S. Securities and Exchange Commission (“SEC”) staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit a Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries; the SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries; or,  purchase or retain securities of any company in which any Fund officer, director or the Advisor--its partners, officers or director--beneficially own more than 1/2 of 1% of such company’s securities, if all such persons owning more than 1/2 of 1% of such company’s securities, own in the aggregate more than 5% of the outstanding securities of such company.

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies)

The wording of this restriction is modified slightly, but the substantive effect remains the same: to prohibit the Fund from making investments which result in the concentration of assets in any one industry.  The change is not material and the probability of increased risk is not material.

#3O Physical Commodities and Derivatives: Previously no separate restriction.
Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments.

The Fund is currently subject to a fundamental policy that prohibits it from investing in physical commodities, futures contracts and options thereon. However, the use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction is a material change and could materially increase the risk of the Fund.  Commodities contracts, options and other derivatives pose a greater risk of loss: these are more speculative and volatile financial instruments. However, it is intended to permit the Adviser to efficiently manage the Fund’s portfolio and maintain and/or increase shareholder returns through investments in derivative financial instruments.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.

PROPOSAL #4 APPROVAL OF THE REDESIGNATION OF INVESTMENT OBJECTIVE FROM FUNDAMENTAL TO NON-FUNDAMENTAL.
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s Investment Objective.	Approval by the Board of Trustees with 30 prior written notice to shareholders is required for a change in the Fund’s Investment Objective.
This is a material change and there is a material risk that the Fund could change its Investment Objective without a shareholder vote. However, the Fund does not intend to change its Investment Objective. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.  Moreover, shareholders would be given 30 days written notice prior to any change.

PROPOSAL #5 APPROVAL OF THE REDESIGNATION OF THE FUND’S INVESTMENT STRATEGIES AND POLICIES FROM FUNDAMENTAL TO NON-FUNDAMENTAL
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s investment strategies and policies.	Approval by the Board of Trustees is required for a change in the Fund’s investment strategies and policies.
This is a material change and there is a material risk that the Fund could change its investment strategies and policies without a shareholder vote. However, the Fund does not intend to change its strategies and policies. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.

Buffalo High Yield Fund (BUFHX)
This Fund invests at least 80% of its net assets in higher-yielding, higher-risk debt securities..
Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
Buffalo High Yield Fund normally invests at least 80% of its net assets in higher-yielding, high-risk, debt securities rated below investment grade by the major rating agencies (or in similar unrated securities).  The Fund may also invest in preferred stocks, convertible preferred stocks, convertible debt securities, as well as mortgage- and asset-backed securities.  The Fund’s Advisor performs extensive fundamental investment research to identify investment opportunities for the Fund.  When evaluating investments and the credit quality of rated and unrated securities, the Advisor looks at a number of past, present and estimated future factors, including (1) financial strength of the issuer, (2) cash flow, (3) management, (4) borrowing requirements, (5) sensitivity to changes in interest rates and business conditions and (6) relative value.  While the Fund maintains flexibility to invest in bonds of varying maturities, the Fund generally holds bonds with intermediate-term maturities.
	No Change.	The Fund does not intend to change its investment objective, strategies or policies, so no material differences or additional risks are expected.

PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions.
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Diversification: As to 75% of their respective total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer.

As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase (a) the value of the Funds’ holdings  in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding securities of the issuer (this does not apply to investments in the securities of  the U.S. Government, or its agencies or instrumentalities or other investment companies).
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3B Investments in Real Estate: Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from investing in issuers which invest deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) or futures contracts.

May not engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein.

This restriction has been modified to delete the prohibition on investments in commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon, which is addressed in part by a new, separate restriction.
There is a material difference which  could pose increased risk, in that the Fund is no longer prohibited from engaging in transactions in securities secured by physical commodities, as well as  certain options and futures contracts.
(See below)

#3C Underwriting Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).

May not underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).
No change.
#3D Loans to Fund Affiliates: Make loans to any of its officers, directors or employees, or to its manager, general distributor or officers or directors thereof.	Restriction eliminated.	This is a material change and, should the Fund elect to make such loans, there is a risk of delay or failure in repayment and, accordingly, the risk to investors could increase.
#3E Making Loans: Make any loan (the purchase of a security subject to a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan).

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to also hold debt securities and lend its securities. This may be considered a material change, since debt securities and securities lending by the Fund, if it occurs, could increase the risk to the shareholder. The principal risk is potential default or insolvency of the borrower. The new restriction, however, conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

#3F Investments for the Purpose of Exercising Control: Invest in companies for the purpose of exercising control of management.	Changed to a non-fundamental restriction.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3G Margin Purchase and Short Selling: Purchase securities on margin, or sell securities short, except that a Fund may write covered call options.	Restriction eliminated.
This is a material difference and  presents the possibility of increased risk, in that the Fund is no longer prohibited from engaging in margins purchases or short selling.  While increasing the possibility of higher returns, these investment strategies subject the Fund to a greater risk of loss and more stringent Trust and regulatory policies and monitoring requirements.

#3H Investments in Other Investment Companies: Purchase shares of other investment companies except in the open market at ordinary broker’s commission or pursuant to a plan of merger or consolidation; and pursuant to the 1940 Act.
	Changed to a non-fundamental restriction.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.

#3I  Investments in Companies with Less than 3 Years Operation: Invest in the aggregate more than 5% of the value of its gross assets in the securities of issuers (other than federal, state, territorial, or local governments, or corporations, or authorities established thereby), which, including predecessors have not had at least three years of continuous operations.
	Restriction eliminated.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3J Transactions with Interested Persons: Except for transactions in its shares or other securities through brokerage practices, which are considered normal and generally accepted under circumstances existing at the time, enter into dealings with its officers or directors, its manager or underwriter, or their officers or directors, or any organization in which such persons have a financial interest.
Restriction eliminated.
The elimination of this restriction means that the Fund is no longer prohibited from engaging in transactions with certain affiliates or organizations in which such affiliates have a financial interest.
This a material change, and could subject the investor to risk.  Transactions with interested persons subject the Fund to the risk of higher cost, conflicts or interest and/or non-arm’s lenth terms and conditions. However, most interested persons of the Fund are still restricted with respect to such transactions by their fiduciary duty to investors and their obligation to avoid improper conflicts of interest if posed by such a transaction., as well a Board oversight for many types of transactions.

#3K Borrowing and Senior Securities:  Borrow or pledge its assets under normal circumstances, except up to 10% of its total assets (computed at the lower of fair market value or cost) temporarily for emergency or extraordinary purposes, and not for the purpose of leveraging its investments, and provided further that any borrowing in excess of the 5% of the total assets of a Fund shall have asset coverage of at least 3 to 1.

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes;

This restriction is modified to eliminate the requirement that borrowing be undertaken only for temporary or emergency purposes and removes the 10% cap..  This may be considered a material change, since increased borrowing by the fund, if it occurs, could increase the risk to the shareholder. The new restriction, however, conforms to current legal requirements for the Fund and provide the Fund with ability to leverage its assets to enhance investment performance.

#3L Assumption of Liability of Others: Make itself or its assets liable for the indebtedness of others.	Restriction eliminated.
This is a material change and, should the Fund elect to engage in such transactions, there could be a material increase in the risk to investors. In the event that the Fund assume liability for indebtedness of others, there would be a risk that the Fund would have to divest itself of investor assets to satisfy the liability with out corresponding income or gain. The Fund, however, does not intend to assume liabilities of others.

#3M Investments in Securities with Unlimited Liability: Invest in securities which are assessable or involve unlimited liability.	Restriction eliminated.	This is a material change and, should the Fund elect to engage in such transactions, there could be a material increase in the risk to investors.
#3N Concentration: Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or U.S. Securities and Exchange Commission (“SEC”) staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit a Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries; the SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries; or,  purchase or retain securities of any company in which any Fund officer, director or the Advisor--its partners, officers or director--beneficially own more than 1/2 of 1% of such company’s securities, if all such persons owning more than 1/2 of 1% of such company’s securities, own in the aggregate more than 5% of the outstanding securities of such company.

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies)

The wording of this restriction is modified slightly, but the substantive effect remains the same: to prohibit the Fund from making investments which result in the concentration of assets in any one industry.  The change is not material and the probability of increased risk is not material.

#3O Physical Commodities and Derivatives: Previously no separate restriction.
Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments.

The Fund is currently subject to a fundamental policy that prohibits it from investing in physical commodities, futures contracts and options thereon. However, the use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction is a material change and could materially increase the risk of the Fund.  Commodities contracts, options and other derivatives pose a greater risk of loss: these are more speculative and volatile financial instruments. However, it is intended to permit the Adviser to efficiently manage the Fund’s portfolio and maintain and/or increase shareholder returns through investments in derivative financial instruments.

The uniform Non-Fundamental Restrictions the Fund intends to adopt afford the investor further protection, provide additional guidance and limitations  for the Fund and supplement the Fundamental Restrictions.  The Non-Fundamental Restrictions can be changed only upon approval of the Board of Directors/Trustees.  There is no material increase in risk as a result of the adoption of  uniform non-fundamental restrictions.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Change in Investment Strategy: The Fund may not change its investment policy of investing at least 80% of the Fund’s net assets according to the strategies described in the Fund’s prospectus without first providing shareholders with at least 60 days’ prior notice.

Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.
Investments in Other Investment Companies:  The Fund is permitted to invest in other investment companies on the open market, including open-end, closed-end or unregistered investment companies, either within the percentage limits set forth in the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof or without regard to such percentage limits in connection with a corporate event (meaning a merger, reorganization, consolidation or similar transaction). Current regulatory limits, with certain exceptions regarding a Fund’s investment in money market funds, allow a Fund to invest, outside of a corporate event, up to 5% of its total assets in the securities of any one investment company, without owning more than 3% of any investment company or having more than 10% of its total assets in the securities of other investment companies.  The Fund currently operate in accordance to the limit exemption provided by Section 12(d)(1)(F) of the 1940 Act.  The Funds also may not operate as a fund of funds that invests primarily in the shares of other investment companies as permitted by Section 12(d)(1)(G) of the 1940 Act, if its own shares are utilized as investments by such a fund of funds.

PROPOSAL #4 APPROVAL OF THE REDESIGNATION OF INVESTMENT OBJECTIVE FROM FUNDAMENTAL TO NON-FUNDAMENTAL.
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s Investment Objective.	Approval by the Board of Trustees with 30 prior written notice to shareholders is required for a change in the Fund’s Investment Objective.
This is a material change and there is a material risk that the Fund could change its Investment Objective without a shareholder vote. However, the Fund does not intend to change its Investment Objective. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.  Moreover, shareholders would be given 30 days written notice prior to any change.

PROPOSAL #5 APPROVAL OF THE REDESIGNATION OF THE FUND’S INVESTMENT STRATEGIES AND POLICIES FROM FUNDAMENTAL TO NON-FUNDAMENTAL
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s investment strategies and policies.	Approval by the Board of Trustees is required for a change in the Fund’s investment strategies and policies.
This is a material change and there is a material risk that the Fund could change its investment strategies and policies without a shareholder vote. However, the Fund does not intend to change its strategies and policies. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.

Buffalo Large Cap Fund (BUFEX)
This Fund invests at least 80% of its net assets in domestic common stocks and other equity securities of large-capitalization (“large-cap”) companies.
Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
Buffalo Large Cap Fund normally invests at least 80% of its net assets in domestic common stocks and other equity securities of large-cap companies.  The Fund considers a company to be a large-cap company if, at time of purchase by the Fund, it has a market capitalization (the total market value of a company’s outstanding stock) of $10 billion or greater.  In its selection process for this Fund, the Advisor seeks to identify a broad mix of large-cap companies across many industries that are expected to benefit from long-term industry, technological and other trends.  The Advisor also selects securities based upon (1) fundamental analysis of industries and the economic cycle, (2) company-specific analysis such as product cycles and quality of management and (3) rigorous valuation analysis.
	No Change.	The Fund does not intend to change its investment objective, strategies or policies, so no material differences or additional risks are expected.

PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions.
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Diversification: As to 75% of their respective total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer.

As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase (a) the value of the Funds’ holdings  in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding securities of the issuer (this does not apply to investments in the securities of  the U.S. Government, or its agencies or instrumentalities or other investment companies).
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3B Investments in Real Estate:  Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from investing in issuers which invest deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) or futures contracts.

May not engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein.

This restriction has been modified to delete the prohibition on investments in commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon, which is addressed in part by a new, separate restriction.
There is a material difference which  could pose increased risk, in that the Fund is no longer prohibited from engaging in transactions in securities secured by physical commodities, as well as  certain options and futures contracts.
(See below)

#3C Underwriting Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).

May not underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).
No change.
#3D Loans to Fund Affiliates: Make loans to any of its officers, directors or employees, or to its manager, general distributor or officers or directors thereof.	Restriction eliminated.	This is a material change and, should the Fund elect to make such loans, there is a risk of delay or failure in repayment and, accordingly, the risk to investors could increase.

#3E Making Loans: Make any loan (the purchase of a security subject to a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan).

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to also hold debt securities and lend its securities. This may be considered a material change, since debt securities and securities lending by the Fund, if it occurs, could increase the risk to the shareholder. The principal risk is potential default or insolvency of the borrower. The new restriction, however, conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

#3F Investments for the Purpose of Exercising Control: Invest in companies for the purpose of exercising control of management;	Changed to a non-fundamental restriction.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3G Margin Purchase and Short Selling: Purchase securities on margin, or sell securities short, except that a Fund may write covered call options.	Restriction eliminated.
This is a material difference and  presents the possibility of increased risk, in that the Fund is no longer prohibited from engaging in margins purchases or short selling.  While increasing the possibility of higher returns, these investment strategies subject the Fund to a greater risk of loss and more stringent Trust and regulatory policies and monitoring requirements.

#3H Investments in Other Investment Companies: Purchase shares of other investment companies except in the open market at ordinary broker’s commission or pursuant to a plan of merger or consolidation; and pursuant to the 1940 Act.
	Changed to a non-fundamental restriction.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3I  Investments in Companies with Less than 3 Years Operation: Invest in the aggregate more than 5% of the value of its gross assets in the securities of issuers (other than federal, state, territorial, or local governments, or corporations, or authorities established thereby), which, including predecessors have not had at least three years of continuous operations.
	Restriction eliminated.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.

#3J Transactions with Interested Persons: Except for transactions in its shares or other securities through brokerage practices, which are considered normal and generally accepted under circumstances existing at the time, enter into dealings with its officers or directors, its manager or underwriter, or their officers or directors, or any organization in which such persons have a financial interest.
Restriction eliminated.
The elimination of this restriction means that the Fund is no longer prohibited from engaging in transactions with certain affiliates or organizations in which such affiliates have a financial interest.
This a material change, and could subject the investor to risk.  Transactions with interested persons subject the Fund to the risk of higher cost, conflicts or interest and/or non-arm’s lenth terms and conditions. However,  most interested persons of the Fund are still restricted with respect to such transactions by their fiduciary duty to investors and their obligation to avoid improper conflicts of interest if posed by such a transaction., as well a Board oversight for many types of transactions.

#3K Borrowing and Senior Securities:  Borrow or pledge its assets under normal circumstances, except up to 10% of its total assets (computed at the lower of fair market value or cost) temporarily for emergency or extraordinary purposes, and not for the purpose of leveraging its investments, and provided further that any borrowing in excess of the 5% of the total assets of a Fund shall have asset coverage of at least 3 to 1;

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes;

This restriction is modified to eliminate the requirement that borrowing be undertaken only for temporary or emergency purposes and removes the 10% cap..  This may be considered a material change, since increased borrowing by the fund, if it occurs, could increase the risk to the shareholder. The new restriction, however, conforms to current legal requirements for the Fund and provide the Fund with ability to leverage its assets to enhance investment performance.

#3L Assumption of Liability of Others: Make itself or its assets liable for the indebtedness of others.	Restriction eliminated.
This is a material change and, should the Fund elect to engage in such transactions, there could be a material increase in the risk to investors. In the event that the Fund assume liability for indebtedness of others, there would be a risk that the Fund would have to divest itself of investor assets to satisfy the liability with out corresponding income or gain. The Fund, however, does not intend to assume liabilities of others.

#3M Investments in Securities with Unlimited Liability: Invest in securities which are assessable or involve unlimited liability.	Restriction eliminated.	This is a material change and, should the Fund elect to engage in such transactions, there could be a material increase in the risk to investors.

#3N Concentration: Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or U.S. Securities and Exchange Commission (“SEC”) staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit a Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries; the SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries; or,  Purchase or retain securities of any company in which any Fund officer, director or the Advisor--its partners, officers or director--beneficially own more than 1/2 of 1% of such company’s securities, if all such persons owning more than 1/2 of 1% of such company’s securities, own in the aggregate more than 5% of the outstanding securities of such company.

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies)

The wording of this restriction is modified slightly, but the substantive effect remains the same: to prohibit the Fund from making investments which result in the concentration of assets in any one industry.  The change is not material and the probability of increased risk is not material.

#3O Physical Commodities and Derivatives: Previously no separate restriction.
Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments.

The Fund is currently subject to a fundamental policy that prohibits it from investing in physical commodities, futures contracts and options thereon. However, the use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction is a material change and could materially increase the risk of the Fund.  Commodities contracts, options and other derivatives pose a greater risk of loss: these are more speculative and volatile financial instruments. However, it is intended to permit the Adviser to efficiently manage the Fund’s portfolio and maintain and/or increase shareholder returns through investments in derivative financial instruments.

The uniform Non-Fundamental Restrictions the Fund intends to adopt afford the investor further protection, provide additional guidance and limitations  for the Fund and supplement the Fundamental Restrictions.  The Non-Fundamental Restrictions can be changed only upon approval of the Board of Directors/Trustees.  There is no material increase in risk as a result of the adoption of  uniform non-fundamental restrictions.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Change in Investment Strategy: The Fund may not change its investment policy of investing at least 80% of the Fund’s net assets according to the strategies described in the Fund’s prospectus without first providing shareholders with at least 60 days’ prior notice.

Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.
Investments in Other Investment Companies:  The Fund is permitted to invest in other investment companies on the open market, including open-end, closed-end or unregistered investment companies, either within the percentage limits set forth in the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof or without regard to such percentage limits in connection with a corporate event (meaning a merger, reorganization, consolidation or similar transaction). Current regulatory limits, with certain exceptions regarding a Fund’s investment in money market funds, allow a Fund to invest, outside of a corporate event, up to 5% of its total assets in the securities of any one investment company, without owning more than 3% of any investment company or having more than 10% of its total assets in the securities of other investment companies.  The Fund currently operate in accordance to the limit exemption provided by Section 12(d)(1)(F) of the 1940 Act.  The Funds also may not operate as a fund of funds that invests primarily in the shares of other investment companies as permitted by Section 12(d)(1)(G) of the 1940 Act, if its own shares are utilized as investments by such a fund of funds.

PROPOSAL #4 APPROVAL OF THE REDESIGNATION OF INVESTMENT OBJECTIVE FROM FUNDAMENTAL TO NON-FUNDAMENTAL.
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s Investment Objective.	Approval by the Board of Trustees with 30 prior written notice to shareholders is required for a change in the Fund’s Investment Objective.
This is a material change and there is a material risk that the Fund could change its Investment Objective without a shareholder vote. However, the Fund does not intend to change its Investment Objective. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.  Moreover, shareholders would be given 30 days written notice prior to any change.

PROPOSAL #5 APPROVAL OF THE REDESIGNATION OF THE FUND’S INVESTMENT STRATEGIES AND POLICIES FROM FUNDAMENTAL TO NON-FUNDAMENTAL
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s investment strategies and policies.	Approval by the Board of Trustees is required for a change in the Fund’s investment strategies and policies.
This is a material change and there is a material risk that the Fund could change its investment strategies and policies without a shareholder vote. However, the Fund does not intend to change its strategies and policies. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.

Buffalo Small Cap Fund (BUFSX)
This Fund invests at least 80% of its net assets in domestic common stocks and other equity securities of small-capitalization (“small-cap”) companies
Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
Buffalo Small Cap Fund normally invests at least 80% of its net assets in domestic common stocks and other equity securities (including convertible preferred stocks and warrants) of small-cap companies.  The Fund considers a company to be a small-cap company if, at time of purchase, (1) it has a market capitalization of $1 billion or less, or (2) if the company’s market capitalization would place it in the lowest 20% total market capitalization of companies that have equity securities listed on a U.S. national securities exchange or trading on the NASDAQ Stock Market, Inc. (“NASDAQ”) system.  Based on current market conditions, the Fund targets companies with individual market capitalizations of $2 billion or less at the time of initial purchase.  In its selection process for this Fund, the Advisor seeks to identify a broad mix of small-cap companies that are expected to benefit from long-term industry, technological or other trends.  The Advisor also selects securities based on (1) fundamental analysis of industries and the economic cycle, (2) company-specific analysis such as product cycles and quality of management and (3) rigorous valuation analysis.
	Same	The Fund does not intend to change its investment objective, strategies or policies, so no material differences or additional risks are expected.
PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions.
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Diversification As to 75% of its total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer.

As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase (a) the value of the Funds’ holdings  in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding securities of the issuer (this does not apply to investments in the securities of  the U.S. Government, or its agencies or instrumentalities or other investment companies).
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.

#3B Investments in Real Estate Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities) or futures contracts;

Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein;

This restriction has been modified to delete the prohibition on investments in commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon, which is addressed in part by a new, separate restriction.
This is a material difference which  could pose increased risk, in that the Fund is no longer prohibited from engaging in transactions certain transactions involving physical commodities, as well as  certain options and futures contracts.
(See below)

#3C Underwriting: Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933);

Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933);
No Change.
#3D Making Loans: Make loans to other persons, except by the purchase of debt obligations which are permitted under its policy (the purchase of a security subject to a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan).

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement;

This restriction is modified slightly to conform to current law and to permit the Fund to lend its securities. This may be considered a material change, since securities lending by the Fund, if it occurs, could increase the risk to the shareholder. The principal risk is the possible default or insolvency of the borrower. The new restriction, however, conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

#3E Margin Purchases, Short Selling: Purchase securities on margin, or sell securities short, except that the Fund may write covered call options.	Restriction eliminated.
This is a material difference and  presents the possibility of increased risk, in that the Fund is no longer prohibited from engaging in margins purchases or short selling.  While increasing the possibility of higher returns, these investment strategies subject the Fund to a greater risk of loss and more stringent Trust and regulatory policies and monitoring requirements.

#3F Borrowing and Senior Securities:  Borrow or pledge its credit under normal circumstances, except up to 10% of its total assets (computed at the lower of fair market value or cost) temporarily for emergency or extraordinary purposes, and not for the purpose of leveraging its investments, and provided further that any borrowing in excess of the 5% of the total assets of the Fund shall have asset coverage of at least 3 to 1.

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes.

This restriction is modified to eliminate the requirement that borrowing be undertaken only for temporary or emergency purposes and removes the 10% cap..  This may be considered a material change, since increased borrowing by the fund, if it occurs, could increase the risk to the shareholder. The new restriction, however, conforms to current legal requirements for the Fund and provide the Fund with ability to leverage its assets to enhance investment performance.

#3G Concentration: Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit the Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries.  The SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries.

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies).

The wording of this restriction is modified slightly, but the substantive effect remains the same: to prohibit the Fund from making investments which result in the concentration of assets in any one industry.  The change is not material and the probability of increased risk is not material.

#3H Physical Commodities and Derivatives: Previously no separate restriction.
Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments.

The Fund is currently subject to a fundamental policy that prohibits it from investing in physical commodities, futures contracts and options thereon.  The use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction is a material change and could materially increase the risk of the Fund, but it is intended to permit the Adviser to efficiently manage the Fund’s portfolio through investments in derivative financial instruments.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Change in Investment Strategy: The Fund may not change its investment policy of investing at least 80% of the Fund’s net assets according to the strategies described in the Fund’s prospectus without first providing shareholders with at least 60 days’ prior notice.

Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.

Investments in Other Investment Companies:  The Fund is permitted to invest in other investment companies on the open market, including open-end, closed-end or unregistered investment companies, either within the percentage limits set forth in the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof or without regard to such percentage limits in connection with a corporate event (meaning a merger, reorganization, consolidation or similar transaction). Current regulatory limits, with certain exceptions regarding a Fund’s investment in money market funds, allow a Fund to invest, outside of a corporate event, up to 5% of its total assets in the securities of any one investment company, without owning more than 3% of any investment company or having more than 10% of its total assets in the securities of other investment companies.  The Fund currently operate in accordance to the limit exemption provided by Section 12(d)(1)(F) of the 1940 Act.  The Funds also may not operate as a fund of funds that invests primarily in the shares of other investment companies as permitted by Section 12(d)(1)(G) of the 1940 Act, if its own shares are utilized as investments by such a fund of funds.

PROPOSAL #4 APPROVAL OF THE REDESIGNATION OF INVESTMENT OBJECTIVE FROM FUNDAMENTAL TO NON-FUNDAMENTAL.
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s Investment Objective.	Approval by the Board of Trustees with 30 prior written notice to shareholders is required for a change in the Fund’s Investment Objective.
This is a material change and there is a material risk that the Fund could change its Investment Objective without a shareholder vote. However, the Fund does not intend to change its Investment Objective. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.  Moreover, shareholders would be given 30 days written notice prior to any change.

PROPOSAL #5 APPROVAL OF THE REDESIGNATION OF THE FUND’S INVESTMENT STRATEGIES AND POLICIES FROM FUNDAMENTAL TO NON-FUNDAMENTAL
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s investment strategies and policies.	Approval by the Board of Trustees is required for a change in the Fund’s investment strategies and policies.
This is a material change and there is a material risk that the Fund could change its investment strategies and policies without a shareholder vote. However, the Fund does not intend to change its strategies and policies. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.

Buffalo USA Global Fund (BUFGX)
This Fund invests at least 40% of its net assets in common stocks of U.S. companies that have substantial operations around the globe.  The international operations of these U.S. companies will provide Fund investors with exposure to at least three foreign countries.

Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
Buffalo USA Global Fund normally invests at least 40% of its net assets in common stocks of U.S. companies that have substantial international operations.  The Fund considers a U.S. company to have substantial international operations if the company receives more than 40% of its revenue or operating income from sales or operations outside of the United States.  The Fund will diversify its investment in these U.S. companies so that the Fund is exposed to the markets of at least three different foreign countries.  In its selection process for this Fund, the Advisor seeks to identify U.S. companies with substantial international operations that are expected to benefit from long-term industry, technological or other trends.  The Advisor also selects securities based on (1) fundamental analysis of industries and the economic cycle, (2) company-specific analysis such as product cycles and quality of management and (3) rigorous valuation analysis.
	No change.	The Fund does not intend to change its investment objective, strategies or policies, so there no material differences or additional risks are expected.
PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Diversification: As to 75% of their respective total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer.

As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase (a) the value of the Funds’ holdings  in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding securities of the issuer (this does not apply to investments in the securities of  the U.S. Government, or its agencies or instrumentalities or other investment companies).
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.

#3B Investments in Real Estate: Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from investing in issuers which invest deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) or futures contracts.

May not engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein.

This restriction has been modified to delete the prohibition on investments in commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon, which is addressed in part by a new, separate restriction.
There is a material difference which  could pose increased risk, in that the Fund is no longer prohibited from engaging in transactions in securities secured by physical commodities, as well as  certain options and futures contracts. (See below)

#3C Underwriting Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).

May not underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).
No change.
#3D Loans to Fund Affiliates: Make loans to any of its officers, directors or employees, or to its manager, general distributor or officers or directors thereof.	Restriction eliminated.	This is a material change and, should the Fund elect to make such loans, there is a risk of delay or failure in repayment and, accordingly, the risk to investors could increase.
#3E Making Loans: Make any loan (the purchase of a security subject to a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities is not considered the making of a loan).

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to also hold debt securities and lend its securities. This may be considered a material change, since debt securities and securities lending by the Fund, if it occurs, could increase the risk to the shareholder. The principal risk is potential default or insolvency of the borrower. The new restriction, however, conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

#3F Investments for the Purpose of Exercising Control: Invest in companies for the purpose of exercising control of management.	Changed to a non-fundamental restriction.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3G Margin Purchase and Short Selling: Purchase securities on margin, or sell securities short, except that a Fund may write covered call options.	Restriction eliminated.
This is a material difference and  presents the possibility of increased risk, in that the Fund is no longer prohibited from engaging in margins purchases or short selling.  While increasing the possibility of higher returns, these investment strategies subject the Fund to a greater risk of loss and more stringent Trust and regulatory policies and monitoring requirements.

#3H Investments in Other Investment Companies: Purchase shares of other investment companies except in the open market at ordinary broker’s commission or pursuant to a plan of merger or consolidation; and pursuant to the 1940 Act.
	Changed to a non-fundamental restriction.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3I  Investments in Companies with Less than 3 Years Operation: Invest in the aggregate more than 5% of the value of its gross assets in the securities of issuers (other than federal, state, territorial, or local governments, or corporations, or authorities established thereby), which, including predecessors have not had at least three years of continuous operations.
	Restriction eliminated.	The Fund intends to remain bound by this restriction, but as noted above, there is a risk that the restriction could be changed without a shareholder vote.
#3J Transactions with Interested Persons: Except for transactions in its shares or other securities through brokerage practices, which are considered normal and generally accepted under circumstances existing at the time, enter into dealings with its officers or directors, its manager or underwriter, or their officers or directors, or any organization in which such persons have a financial interest.
Restriction eliminated.
The elimination of this restriction means that the Fund is no longer prohibited from engaging in transactions with certain affiliates or organizations in which such affiliates have a financial interest.
This a material change, and could subject the investor to risk.  Transactions with interested persons subject the Fund to the risk of higher cost, conflicts or interest and/or non-arm’s lenth terms and conditions. However,  most interested persons of the Fund are still restricted with respect to such transactions by their fiduciary duty to investors and their obligation to avoid improper conflicts of interest if posed by such a transaction., as well a Board oversight for many types of transactions.

#3K Borrowing and Senior Securities:  Borrow or pledge its assets under normal circumstances, except up to 10% of its total assets (computed at the lower of fair market value or cost) temporarily for emergency or extraordinary purposes, and not for the purpose of leveraging its investments, and provided further that any borrowing in excess of the 5% of the total assets of a Fund shall have asset coverage of at least 3 to 1.

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes;

This restriction is modified to eliminate the requirement that borrowing be undertaken only for temporary or emergency purposes and removes the 10% cap..  This may be considered a material change, since increased borrowing by the fund, if it occurs, could increase the risk to the shareholder. The new restriction, however, conforms to current legal requirements for the Fund and provide the Fund with ability to leverage its assets to enhance investment performance.

#3L Assumption of Liability of Others: Make itself or its assets liable for the indebtedness of others.	Restriction eliminated.
This is a material change and, should the Fund elect to engage in such transactions, there could be a material increase in the risk to investors. In the event that the Fund assume liability for indebtedness of others, there would be a risk that the Fund would have to divest itself of investor assets to satisfy the liability with out corresponding income or gain. The Fund, however, does not intend to assume liabilities of others.

#3M Investments in Securities with Unlimited Liability: Invest in securities which are assessable or involve unlimited liability.	Restriction eliminated.	This is a material change and, should the Fund elect to engage in such transactions, there could be a material increase in the risk to investors.
#3N Concentration: Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or U.S. Securities and Exchange Commission (“SEC”) staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit a Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies)

The wording of this restriction is modified slightly, but the substantive effect remains the same: to prohibit the Fund from making investments which result in the concentration of assets in any one industry.  The change is not material and the probability of increased risk is not material.

industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries; the SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries; or,  purchase or retain securities of any company in which any Fund officer, director or the Advisor--its partners, officers or director--beneficially own more than 1/2 of 1% of such company’s securities, if all such persons owning more than 1/2 of 1% of such company’s securities, own in the aggregate more than 5% of the outstanding securities of such company.

#3O Physical Commodities and Derivatives: Previously no separate restriction.
Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments.

The Fund is currently subject to a fundamental policy that prohibits it from investing in physical commodities, futures contracts and options thereon. However, the use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction is a material change and could materially increase the risk of the Fund.  Commodities contracts, options and other derivatives pose a greater risk of loss: these are more speculative and volatile financial instruments. However, it is intended to permit the Adviser to efficiently manage the Fund’s portfolio and maintain and/or increase shareholder returns through investments in derivative financial instruments.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Change in Investment Strategy: The Fund may not change its investment policy of investing at least 80% of the Fund’s net assets according to the strategies described in the Fund’s prospectus without first providing shareholders with at least 60 days’ prior notice.

Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.
Investments in Other Investment Companies:  The Fund is permitted to invest in other investment companies on the open market, including open-end, closed-end or unregistered investment companies, either within the percentage limits set forth in the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof or without regard to such percentage limits in connection with a corporate event (meaning a merger, reorganization, consolidation or similar transaction). Current regulatory limits, with certain exceptions regarding a Fund’s investment in money market funds, allow a Fund to invest, outside of a corporate event, up to 5% of its total assets in the securities of any one investment company, without owning more than 3% of any investment company or having more than 10% of its total assets in the securities of other investment companies.  The Fund currently operate in accordance to the limit exemption provided by Section 12(d)(1)(F) of the 1940 Act.  The Funds also may not operate as a fund of funds that invests primarily in the shares of other investment companies as permitted by Section 12(d)(1)(G) of the 1940 Act, if its own shares are utilized as investments by such a fund of funds.

PROPOSAL #4: APPROVAL OF THE REDESIGNATION OF INVESTMENT OBJECTIVE FROM FUNDAMENTAL TO NON-FUNDAMENTAL.
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s Investment Objective.	Approval by the Board of Trustees with 30 prior written notice to shareholders is required for a change in the Fund’s Investment Objective.
This is a material change and there is a material risk that the Fund could change its Investment Objective without a shareholder vote. However, the Fund does not intend to change its Investment Objective. In addition, any future changes would have to be approved by the Board of Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.  Moreover, shareholders would be given 30 days written notice prior to any change.

PROPOSAL #5 APPROVAL OF THE REDESIGNATION OF THE FUND’S INVESTMENT STRATEGIES AND POLICIES FROM FUNDAMENTAL TO NON-FUNDAMENTAL
Current	Proposed	Material Differences and Risks
Shareholder Approval is required for a change in the Fund’s investment strategies and policies.	Approval by the Board of Trustees is required for a change in the Fund’s investment strategies and policies.
This is a material change and there is a material risk that the Fund could change its investment strategies and policies without a shareholder vote. However, the Fund does not intend to change its strategies and policies. In addition, any future changes would have to be approved by the Board of  Directors/Trustees, acting in accordance with their fiduciary duties and in the best interests of the shareholders.

PROPOSAL #3 APPROVAL OF THE ADOPTION OF A UNIFORM SET OF INVESTMENT RESTRICTIONS

Proposal #3 also applies to the following Funds:
Buffalo Jayhawk China Fund
Buffalo Micro Cap Fund
Buffalo Mid Cap Fund
Buffalo Science & Technology Fund
Buffalo International Fund

Buffalo Jayhawk China Fund (BUFCX)
This Fund invests at least 80% of its net assets in equity securities of China Companies.
Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
Buffalo Jayhawk China Fund invests primarily in publicly traded common stock of China Companies.  Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of “China Companies,” as defined below.  The Fund considers China Companies to be those:
-that are organized under the laws of, or with a principal office in, the People’s Republic of China or its administrative and other districts, including Hong Kong (“China”); or -that issue securities for which the principal trading market is in China; or
-that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in China, or which have at least 50% of their assets in China.
	No Change.	The Fund does not intend to change its investment objective, strategies or policies, so no material differences or additional risks are expected.

In addition to its primary investments in common stocks, the Fund may make equity investments in preferred stock and securities convertible into common stock of China Companies; as well as interests in trusts or depositary receipts that represent indirect ownership interests in China Companies. The Fund also is authorized to make equity investments in the form of equity-linked notes or swap agreements designed to provide the Fund with investment exposure to equity securities of China Companies (although these investments are limited to 30% of the Fund’s net assets). The Fund’s indirect investments in China Company equity securities may be used as tools to gain exposure to Class A shares or other specific Chinese securities or markets, which may have certain limitations on direct investment. The Fund’s China Company portfolio securities are typically listed and traded in China (on the Shanghai and Shenzhen Stock Exchanges) and Hong Kong (on the Hong Kong Stock Exchange), but the Fund is authorized to invest in China Companies traded on any recognized securities exchange, including U.S., Taiwan or Singapore exchanges.

PROPOSAL #3(f) APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions.
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Investments in Real Estate: Purchase or sell real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or from investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon.

Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent the Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein.

This restriction has been modified to delete the prohibition on investments in commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon, which is addressed in part by a new, separate restriction.
Thia is a material difference which  could pose increased risk, in that the Fund is no longer prohibited from engaging in transactions in securities secured by physical commodities, as well as  certain options and futures contracts.
(See below)

#3B Underwriting:  Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the 1933 Act).

Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the 1933 Act).
No change.
#3C Making Loans:  Make loans, provided that this restriction does not prevent the Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its assets to broker-dealers or institutional investors.

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that the Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in the Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to lend its securities with more flexibility. The change is not material and is unlikely to cause additional risk to investors. The principal risk is the potential default or insolvency of the borrower. The new restriction, however, conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

#3D Borrowing and Senior Securities: Borrow money or issue senior securities, except as the 1940 Act, any rule or order thereunder, or SEC staff interpretation thereof, may permit.
Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, the Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes.

The proposed restriction adds a limit to the amount  the Fund may borrow  and retains the wording necessary to conform to current law.  This no increase in risk arising from the modification of this restriction.

#3E Concentration: Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies).

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies).
No change.

#3F Diversification Previously a non-fundamental restriction.
As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies).
The Fund was previously restricted similarly through a non-fundamental restriction. This modification is not a material change and does not pose an increase in risk.
#3G Physical Commodities and Derivatives: Previously no separate restriction.
Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments.

The Fund is currently subject to a fundamental policy that prohibits it from investing in physical commodities, futures contracts and options thereon.  The use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction is a material change and could materially increase the risk of the Fund, but it is intended to permit the Adviser to efficiently manage the Fund’s portfolio through investments in derivative financial instruments.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Change in Investment Strategy: The Fund may not change its investment policy of investing at least 80% of the Fund’s net assets according to the strategies described in the Fund’s prospectus without first providing shareholders with at least 60 days’ prior notice.

Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.
Investments in Other Investment Companies:  The Fund is permitted to invest in other investment companies on the open market, including open-end, closed-end or unregistered investment companies, either within the percentage limits set forth in the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof or without regard to such percentage limits in connection with a corporate event (meaning a merger, reorganization, consolidation or similar transaction). Current regulatory limits, with certain exceptions regarding a Fund’s investment in money market funds, allow a Fund to invest, outside of a corporate event, up to 5% of its total assets in the securities of any one investment company, without owning more than 3% of any investment company or having more than 10% of its total assets in the securities of other investment companies.  The Fund currently operate in accordance to the limit exemption provided by Section 12(d)(1)(F) of the 1940 Act.  The Funds also may not operate as a fund of funds that invests primarily in the shares of other investment companies as permitted by Section 12(d)(1)(G) of the 1940 Act, if its own shares are utilized as investments by such a fund of funds.

Buffalo Micro Cap Fund (BUFOX)
This Fund invests at least 80% of its net assets in domestic common stocks and other equity securities of micro-capitalization (“micro-cap”) companies..
Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
Buffalo Micro Cap Fund normally invests at least 80% of its net assets in domestic common stocks and other equity securities (including convertible preferred stocks) of micro-cap companies.  The Fund considers a company to be a micro-cap company if, at time of purchase by the Fund, it has a market capitalization less than or equal to (1) $600 million, or (2) the median capitalization of companies in the Russell 2000 Index, whichever is greater.  The capitalization of companies within the Russell 2000 Index changes due to market conditions and changes with the composition of the Russell 2000 Index.  As of May 31, 2007, the median capitalization of companies in the Russell 2000 Index was approximately $705 million.  In its selection process for the Fund, the Advisor seeks to identify a broad mix of micro-cap companies across many industries that are expected to benefit from long-term industry, technological and other trends.  The Advisor also selects securities based on (1) fundamental analysis of industries and the economic cycle, (2) company-specific analysis such as product cycles and quality of management and (3) rigorous valuation analysis.
	No change.	The Fund does not intend to change its investment objective, strategies or policies, so no material differences or additional risks are expected.

PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions.
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Diversification:  As to 75% of its total assets, purchase the securities of any one issuer, except the United States government or other investment companies, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of such issuer.

As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies).
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3B  Investments in Real Estate Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein), commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon.

Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein.

This restriction has been modified to delete the prohibition on investments in commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities), futures contracts or options thereon, which is addressed in part by a new, separate restriction.

This is a material difference which  could pose increased risk, in that the Fund is no longer prohibited from engaging in transactions in securities secured by physical commodities, as well as  certain options and futures contracts.
(See below)

#3C Underwriting:   Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the 1933 Act).

Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the 1933 Act);
No change.

#3D Making Loans:  Make loans to other persons, except by the purchase of debt obligations which are permitted under its investment strategies or policies (entry into a repurchase agreement or the purchase of a portion of an issue of publicly distributed debt securities will not be deemed a loan for purposes of this investment restriction).

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to lend its securities. This may be considered a material change, since securities lending by the fund, if it occurs, could increase the risk to the shareholder. The principal risk is potential default or insolvency of the borrower.  The new restriction, however, conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

#3E Margin Purchases, Short Selling: Purchase securities on margin, or sell securities short, except that the Fund may write covered call options.	This restriction is eliminated.
This is a material difference and  presents the possibility of increased risk, in that the Fund is no longer prohibited from engaging in margins purchases or short selling.  While increasing the possibility of higher returns, these investment strategies subject the Fund to a greater risk of loss and more stringent Trust and regulatory policies and monitoring requirements.

#3F  Borrowing and Senior Securities:   Borrow or pledge its assets in an amount exceeding 10% of the value of its total assets, and, in the event that market conditions or other factors result in the Fund’s borrowed amounts exceeding 10% of its assets (including the amount borrowed), the Fund will reduce the amount of its borrowing to an extent and in such a manner required by the 1940 Act.  The Fund will not borrow for the purposes of leveraging its investments, but only for temporary or emergency purposes.

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes;

This restriction is modified to eliminate the requirement that borrowing be undertaken only for temporary or emergency purposes and removes the 10% cap.  This may be considered a material change, since increased borrowing by the fund, if it occurs, could increase the risk to the shareholder. The new restriction, however, conforms to current legal requirements for the Fund and provide the Fund with ability to leverage its assets to enhance investment performance.

#3G Concentration: Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit the Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies).

The wording of this restriction is modified slightly, but the substantive effect remains the same: to prohibit the Fund from making investments which result in the concentration of assets in any one industry.  The change is not material and the probability of increased risk is not material.

applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry, for example: technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries.  The SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries.

#3H Physical Commodities and Derivatives: This is a new Fundamental Restriction.
Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments

The Fund is currently subject to a fundamental policy that prohibits it from investing in physical commodities, futures contracts and options thereon.  The use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction is a material change and could materially increase the risk of the Fund, but it is intended to permit the Adviser to efficiently manage the Fund’s portfolio through investments in derivative financial instruments.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Change in Investment Strategy: The Fund may not change its investment policy of investing at least 80% of the Fund’s net assets according to the strategies described in the Fund’s prospectus without first providing shareholders with at least 60 days’ prior notice.

Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.
Investments in Other Investment Companies:  The Fund is permitted to invest in other investment companies on the open market, including open-end, closed-end or unregistered investment companies, either within the percentage limits set forth in the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof or without regard to such percentage limits in connection with a corporate event (meaning a merger, reorganization, consolidation or similar transaction). Current regulatory limits, with certain exceptions regarding a Fund’s investment in money market funds, allow a Fund to invest, outside of a corporate event, up to 5% of its total assets in the securities of any one investment company, without owning more than 3% of any investment company or having more than 10% of its total assets in the securities of other investment companies.  The Fund currently operate in accordance to the limit exemption provided by Section 12(d)(1)(F) of the 1940 Act.  The Funds also may not operate as a fund of funds that invests primarily in the shares of other investment companies as permitted by Section 12(d)(1)(G) of the 1940 Act, if its own shares are utilized as investments by such a fund of funds.

Buffalo Mid Cap Fund (BUFMX)
This Fund invests at least 80% of its net assets in domestic common stocks and other equity securities of medium-capitalization (“mid-cap”) companies.
Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
Buffalo Mid Cap Fund normally invests at least 80% of its net assets in domestic common stocks and other equity securities (including convertible preferred stocks and warrants) of mid-cap companies.  The Fund considers a company to be a mid-cap company if, at time of purchase by the Fund, it has a market capitalization between $1.5 billion and $10 billion.  In its selection process for this Fund, the Advisor seeks to identify a broad mix of mid-cap companies that are expected to benefit from long-term industry, technological and other trends. The Advisor also selects securities based on (1) fundamental analysis of industries and the economic cycle, (2) company-specific analysis such as product cycles and quality of management and (3) rigorous valuation analysis.
	No Change	The Fund does not intend to change its investment objective, strategies or policies, so no material differences or additional risks are expected.
PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions.
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Diversification: As to 75% of their respective total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer.

As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies);
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.

#3B Concentration: Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit either Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries; the SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies);

The wording of this restriction is modified slightly, but the substantive effect remains the same: to prohibit the Fund from making investments which result in the concentration of assets in any one industry.  The change is not material and the probability of increased risk is not material.

#3C Borrowing and Senior Securities:  Borrow money or issue senior securities, except as the 1940 Act, any rule thereunder, or SEC staff interpretation thereof, may permit; the regulatory limits allow either Fund to borrow up to 5% of its total assets for temporary purposes and to borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the Fund’s other assets; the effect of this provision is to allow either Fund to borrow from banks amounts up to one-third (33 1/3%) of its total assets, including those assets represented by the borrowing.

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes.
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.

#3D Underwriting: Underwrite the securities of other issuers, except that either Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933.

Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933);
No change.
#3E Investments in Real Estate Purchase or sell real estate, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent either Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein
No change.
#3F Physical Commodities and Derivatives Purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent either Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities

Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments

This restriction is modified to increase the scope of financial investments the Fund may use. The use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The is a material change. These types of investments could materially increase the risk of the Fund, but it is intended to permit the Adviser to efficiently manage the Fund’s portfolio through investments in derivative financial instruments.

#3G Making Loans:  Make loans, provided that this restriction does not prevent either Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its assets to broker/dealers or institutional investors.

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to lend its securities with more flexibility. The change is not material and is unlikely to cause additional risk to investors. The new restriction, however, conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Change in Investment Strategy: The Fund may not change its investment policy of investing at least 80% of the Fund’s net assets according to the strategies described in the Fund’s prospectus without first providing shareholders with at least 60 days’ prior notice.

Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.
Investments in Other Investment Companies:  The Fund is permitted to invest in other investment companies on the open market, including open-end, closed-end or unregistered investment companies, either within the percentage limits set forth in the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof or without regard to such percentage limits in connection with a corporate event (meaning a merger, reorganization, consolidation or similar transaction). Current regulatory limits, with certain exceptions regarding a Fund’s investment in money market funds, allow a Fund to invest, outside of a corporate event, up to 5% of its total assets in the securities of any one investment company, without owning more than 3% of any investment company or having more than 10% of its total assets in the securities of other investment companies.  The Fund currently operate in accordance to the limit exemption provided by Section 12(d)(1)(F) of the 1940 Act.  The Funds also may not operate as a fund of funds that invests primarily in the shares of other investment companies as permitted by Section 12(d)(1)(G) of the 1940 Act, if its own shares are utilized as investments by such a fund of funds.

Buffalo Science & Technology Fund (BUFTX)
This Fund invests at least 80% of its net assets in domestic common stocks and other equity securities of companies expected to benefit from the development, advancement or use of science and technology.

Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
Buffalo Science & Technology Fund normally invests at least 80% of its net assets in domestic stocks and other equity securities (including convertible preferred stocks and warrants) of companies expected to benefit from the development, advancement or use of science and technology.  The Fund invests in securities the Advisor believes have prospects for above average earnings based on intensive fundamental research.  Holdings can range from small-cap companies that are developing new technologies to large, blue chip firms with established track records of developing, producing or distributing products and services in the science and technology industries.  The Fund may also invest in companies that are likely to benefit from technological advances even if those companies are not directly involved in the specific research and development of the advance.  Some of the industries likely to be represented in the Fund’s portfolio are electronics, including hardware, software and components; communications; E-commerce; information services; media; life sciences and healthcare; environmental services; chemicals and synthetic materials; and defense and aerospace.
	No Change	The Fund does not intend to change its investment objective, strategies or policies, so no material differences or additional risks are expected.
PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions.
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks

#3A Diversification: As to 75% of their respective total assets, purchase the securities of any one issuer, except the United States government, if immediately after and as a result of such purchase (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities, or any other class of securities, of such issuer.

As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies);
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3B Concentration: Make investments that result in the concentration, as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof, of its investments in the securities of issuers primarily engaged in the same industry; this restriction does not limit either Fund from investing in obligations issued or guaranteed by the U.S. Federal Government, or its agencies or instrumentalities; in applying this fundamental policy concerning industry concentration, investments in certain broader categories of companies will not be considered to be investments in the same industry; for example, technology companies will be divided according to their products and services so that hardware, software, information services and outsourcing, and telecommunications will each be considered separate industries; financial service companies will be classified according to the end users of their services so that automobile finance, bank finance and diversified finance will each be considered separate industries; asset-backed securities will be classified according to the underlying assets securing such securities; and utility companies will be divided according to their services so that gas, gas transmission, electric and telephone will each be considered separate industries; the SEC staff has taken the position that a mutual fund concentrates its investments in a particular industry if 25% or more of its total assets are invested in issuers within the same industry or group of related industries

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies);
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.

#3C Borrowing and Senior Securities:  Borrow money or issue senior securities, except as the 1940 Act, any rule thereunder, or SEC staff interpretation thereof, may permit; the regulatory limits allow either Fund to borrow up to 5% of its total assets for temporary purposes and to borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the Fund’s other assets; the effect of this provision is to allow either Fund to borrow from banks amounts up to one-third (33 1/3%) of its total assets, including those assets represented by the borrowing.

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes.
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3D Underwriting Underwrite the securities of other issuers, except that either Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the Securities Act of 1933.

Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933).
No change.
#3E Investments in Real Estate Purchase or sell real estate, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent either Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3F Investments in Physical Commodities and Derivatives Purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities

Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments

 The use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction broadens the scope of permissible investments and is a material change. These types of investments could materially increase the risk of the Fund, but it is intended to permit the Adviser to efficiently manage the Fund’s portfolio through investments in derivative financial instruments.

#3G Making Loans: Make loans, provided that this restriction does not prevent either Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its assets to broker/dealers or institutional investors.

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to lend its securities with more flexibility. The change is not material and is unlikely to cause additional risk to investors.  The new restriction onforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Change in Investment Strategy: The Fund may not change its investment policy of investing at least 80% of the Fund’s net assets according to the strategies described in the Fund’s prospectus without first providing shareholders with at least 60 days’ prior notice.

Purchase of Illiquid Securities: The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investment for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitations on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.

International Fund (BUFIX)
This Fund invests primarily in companies with significant international operations.
Current	Proposed	Material Differences and Risks
Investment Objective, Strategy and Policies
The investment objective for the Buffalo International Fund is long-term growth of capital.
To pursue its investment objective, the Fund intends to invest primarily in equity securities of established companies that are economically tied to a number of countries throughout the world (excluding the United States).  The Fund may invest directly or indirectly in foreign securities or foreign currencies of both developed and developing countries.  For purposes of the Fund’s investments, “foreign securities” means those securities issued by companies:
•     that are organized under the laws of, or with a principal office in, a country other than the United States and issue securities for which the principal trading market is in a country other than the United States; or
•     that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services provided in a country other than the United States, or have at least 50% of their assets in a country other than the United States.
	No Change	The Fund does not intend to change its investment objective, strategies or policies, so there are no material differences or additional risks expected.
PROPOSAL #3 APPROVAL OF A UNIFORM SET OF FUNDAMENTAL INVESTMENT RESTRICTIONS
Changes in Fundamental Investment Restrictions: Shareholder Approval is required for a change in the Fund’s Fundamental Investment Restrictions.
Current Fundamental Investment Restrictions	Proposed Fundamental Investment Restrictions	Material Differences and Risks
#3A Diversification: Change its classification from diversified as defined under the 1940 Act to non-diversified
As to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund’s holdings in the securities of such issuer exceeds 5% of the value of the Fund’s total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies);
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.

#3B Concentration: Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities).

Make investments that result in the concentration (as that term is defined by the 1940 Act, any rule or order thereunder or SEC staff interpretation thereof) of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities, or securities of other investment companies);
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3C  Borrowing and Senior Securities: Borrow money or issue senior securities, except as the 1940 Act, any rule thereunder, or SEC staff interpretation thereof, may permit; the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed).  In addition, the Fund may borrow up to 5% of its total assets from a bank or other person for temporary purposes.

Borrow money or issue senior securities except as the 1940 Act, any rule thereunder, any SEC staff interpretation thereof or SEC exemptive order, may permit, provided that, a Fund may borrow in amounts not exceeding one-third of its total assets (including the amount borrowed) and may borrow up to 5% of its total assets for temporary purposes.
The wording of the proposed restriction is slightly different than the current restriction, but there is no material change and no material increase in risk.
#3D Underwriting: Underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities, under circumstances where it may be considered to be an underwriter under the 1933 Act).

Underwrite the securities of other issuers (except that a Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act of 1933);
No change.
#3E Investments in Real Estate Purchase or sell real estate (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from investing in issuers which invest, deal or otherwise engage in transactions in real estate or interests therein, or from investing in securities that are secured by real estate or interests therein), or commodities (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions in securities secured by physical commodities, futures contracts or options thereon).

Engage in the purchase or sale of real estate (unless acquired as a result of ownership of securities or other instruments) provided that this restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein or investment in securities that are secured by real estate or interests therein

The proposed restriction is modified to reflect the addition of a separate new fundamental restriction which addresses transactions related to securities secured by physical commodities, futures contracts or options thereon, etc.  Accordingly, this  restriction, s modified,does not  result in a material change or increased risk.

#3F Investments in Physical Commodities and Derivatives Previously no separate restriction.
Purchase or sell physical commodities or commodities contracts (unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions in securities secured by physical commodities) except that a Fund may purchase and sell: (a) marketable securities issued by companies that own or invest in commodities or commodities contracts; (b) currencies; and (c) commodities contracts relating to financial instruments such as financial futures and options thereon, futures contracts, options, forward contracts, swaps, floors, caps, collars and other financial instruments

The use of financial futures contracts (such as interest rate and index futures contracts), and options thereon, and other financial instruments have become an important tool that allows for efficient management of a fund’s portfolio.
The new restriction broadens the scope of permissible investments and is a material change. These types of investments could materially increase the risk of the Fund, but it is intended to permit the Adviser to efficiently manage the Fund’s portfolio through investments in derivative financial instruments.

#3G Making Loans: Make loans, provided that this restriction does not prevent the Fund from purchasing debt obligations, entering into repurchase agreements, and loaning its portfolio securities to broker dealers or institutional investors.

Make loans if, as a result, more than the current statutory limit (currently 33 1/3%) of the Fund’s total assets would be lent to other parties, except that a Fund may: (a) purchase or hold debt securities or instruments; (b) enter into repurchase agreements; and (c) lend its securities, all as permitted under its investment strategies and policies as set forth in a Fund’s registration statement.

This restriction is modified slightly to conform to current law and to permit the Fund to lend its securities with more flexibility. The change is not material and is unlikely to cause additional risk to investors.  The new restriction conforms to current legal requirements for the Fund and provides the Fund with ability to leverage its assets to enhance investment performance.

Uniform Non-fundamental Investment Restrictions
The uniform Non-fundamental Investment Restrictions afford shareholders with further protection, set forth additional limitations for the Fund and supplement the Fundamental Investment Restrictions.

Changes in Non-fundamental Investment Restrictions: Approval by the Board of Directors/Trustees is required for a change in the Fund’s Non-fundamental Investment Restrictions.
Illiquid Securities:  The Fund may not invest more than 15% of its net assets in illiquid securities.  The Fund considers a security to be illiquid if it cannot, due to restrictions on trading or lack of trading and not market action, be sold or disposed of in the ordinary course of business within seven days at approximately the price at which the Fund has valued the security.

Investments for the Purpose of Exercising Control: The Fund may not invest in any issuer for purposes of exercising control or management.
Limitation on New Investments Due to Borrowing: The Fund may not purchase additional securities when outstanding borrowings exceed 5% of the Fund’s total assets.